UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 4, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Fourth Quarter 2013 Report of UBS AG, which appears immediately following this page.

Fourth Quarter 2013 Report

Our financial results for

the fourth quarter of 2013.

Fourth Quarter 2013 Report

Dear shareholders,

For the fourth quarter of 2013, we reported a net profit attributable to shareholders of CHF 917 million and diluted earnings per share of CHF 0.24. We recorded an adjusted Group profit before tax of CHF 755 million as well as net new money of CHF 10.2 billion into our wealth management businesses which was 48% higher than in the prior quarter. We remain the best-capitalized bank in our peer group and our fully applied Basel III common equity tier 1 (CET1) ratio increased 90 basis points to 12.8%. This solid performance, delivered amid the continuation of market volatility and lower client activity towards the end of the quarter, concluded a year of strong execution.

In 2013, we continued to deliver on our strategic objectives and demonstrated that our business model has the flexibility to deliver in a variety of market conditions. We finished the year ahead of the majority of our performance targets thanks to the contribution of our employees, who are meeting the continued challenges affecting our industry with energy, determination and commitment. Our progress was recognized by various industry awards across all our businesses. Most importantly, our success was recognized by our clients, who again entrusted us with more of their assets and business than in the prior year. Over the year, our wealth management businesses recorded net new money of CHF 52 billion, an increase of CHF 7 billion. Full year adjusted2 profit before tax increased 44%.

As a result of our improved profitability and our success in increasing our already best-in-class capital ratios every quarter, we will propose a 67% increase in our dividend to CHF 0.25 per share for the financial year 2013. This is consistent with our commitment of progressive capital returns to our shareholders. We also remain committed to paying out at least 50% of profits after achieving our fully applied Basel III CET1 target ratio of 13%.

Last year we announced significant changes to our compensation framework for the financial year 2012. These changes increased the focus on long-term performance by reinforcing a culture of accountability aligned to our goal of creating sustainable attractive returns to shareholders. An important objective of our framework is to retain and attract the best talent in the industry. In response to feedback from shareholders and the competitive environment, we made some refinements to our compensation framework for the financial year 2013. Most notably we raised the threshold for compensation deferral and introduced a range of deferral rates as opposed to the previously flat rate. For the Group Executive Board (GEB), among other changes, we increased the Basel III CET 1 ratio trigger that leads to the forfeiture of DCCP awards from 7% to 10%.

Our 2012 performance award pool was significantly affected by the LIBOR issue, negatively impacting awards in the Investment Bank, some areas of the Corporate Center and the GEB. In 2013, we finished a transformational year ahead of the majority of our strategic and financial targets. We normalized performance award levels in areas impacted negatively last year and reduced gaps to market pay in light of our absolute and relative achievements. This leads to a 28% rise in the overall performance award pool for 2013. For shareholders, however, the effective cost of the performance award remains flat year on year on an accounting basis (IFRS).

During the fourth quarter of 2013 and January of 2014, UBS and the Swiss Financial Market Supervisory Authority (FINMA) reviewed the temporary operational risk-related RWA (risk-weighted assets) add-on that became effective on 1 October 2013. UBS and FINMA have mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based upon this supplemental analysis has replaced the temporary operational RWA add-on discussed in our report for the third quarter of 2013, and is reflected in the 31 December 2013 RWA and capital ratio information in our report for the fourth quarter of 2013. The incremental RWA calculated based upon this supplemental analysis as of 31 December 2013 was CHF 22.5 billion, approximately CHF 5 billion less than the incremental RWA determined as of 1 October 2013 under the previously disclosed 50% operational risk add-on. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters.

In the fourth quarter, our industry-leading fully applied Basel III CET1 ratio increased to 12.8%. This was 300 basis points higher than at the end of 2012 and 90 basis points better than at the end of the prior quarter. We achieved the fourth quarter result through a combination of credit risk and market risk RWA reductions, the exercise of our option to acquire the SNB StabFund’s equity and retained earnings. At the end of the year, we had surpassed our fully applied RWA reduction target for 2013. RWA were CHF 33 billion lower than a year earlier, despite the

[1]  Unless otherwise indicated, fourth quarter “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: own credit loss of CHF 94 million, gains on sales of real estate of CHF 61 million, a net loss of CHF 75 million related to the buyback of debt in a public tender offer and net restructuring charges of CHF 198 million. For the third quarter items excluded were an own credit loss of CHF 147 million, gains on sales of real estate of CHF 207 million and net restructuring charges of CHF 188 million.    [2]   Unless otherwise indicated, 2013 “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: an own credit loss of CHF 283 million, gains on sales of real estate of CHF 288 million, a net loss of CHF 167 million related to the buyback of debt in a public tender offer, net restructuring charges of CHF 772 million, a gain on disposal of Global Asset Management’s Canadian domestic business of CHF 34 million and a net gain on sale of remaining proprietary trading business of CHF 31 million. For 2012, the items we excluded were an own credit loss of CHF 2,202 million, gains on sales of real estate of CHF 112 million, net restructuring charges of CHF 371 million, a credit related to changes to the Swiss pension plan of CHF 730 million, a credit related to changes to a retiree benefit plan in the US of CHF 116 million and an impairment of goodwill and other non-financial assets of CHF 3,064 million.     [3]  Full year adjusted profit before tax of USD 991 million.

1

Fourth Quarter 2013 Report

effect of the supplemental operational risk capital analysis. This was achieved by further active reduction of RWA, predominantly through the disposal of positions in our Non-core and Legacy Portfolio. We also continued to successfully deleverage our balance sheet, reducing total assets by CHF 39 billion during the quarter. We continue to target a Group return on equity of greater than 15% in 2015. However, given the elevated operational risk RWA, we may not achieve this until at least 2016.

Our Wealth Management business recorded an adjusted1 profit before tax of CHF 512 million as higher net fees and commissions contributed to higher operating income although this was more than offset by increased operating expenses. The gross margin on invested assets was stable, as the average asset base and income both grew, but below target at 85 basis points. Client activity was muted in the latter half of the quarter, partly reflecting the slowdown associated with the holiday season. An increase in the invested asset base and the business’s pricing initiatives were the main drivers for increased recurring income, which was at its highest level since 2010. Net new money was CHF 5.8 billion, with the business recording its highest net new money growth of any fourth quarter since 2007.

Another strong quarterly profit concluded a record year for Wealth Management Americas. An adjusted1 pre-tax profit of USD 283 million in the quarter meant the business achieved its ambitious goal of an annual profit of USD 1 billion3 on an adjusted basis. Higher recurring income and transaction-based fees led to an overall increase in revenues. Operating expenses reflected higher financial advisor compensation and restructuring charges. Client confidence in the business was demonstrated by net new money that increased to USD 4.9 billion, primarily from experienced financial advisors. The business maintained both its adjusted1 cost/income ratio and its gross margin on invested assets within target ranges.

Our Retail & Corporate business recorded an adjusted1 profit before tax of CHF 344 million. Quarterly adjusted1 profit before tax, after excluding provisions for litigation, regulatory and similar matters, was the second-highest since the fourth quarter of 2011. Lower operating income predominantly reflected higher credit loss expenses. Operating expenses were higher, mainly due to higher charges for provisions for litigation, regulatory and similar matters. Adjusted1 for restructuring charges, the cost/income ratio increased to 62.0% from 56.6% and was above our target range. The business’s net interest margin increased, reflecting higher net interest income. Inflows from corporate clients contributed to an increase in annualized net new business volume growth to 3.8% in the fourth quarter. The net interest margin and net new business volume growth were both on target.

Global Asset Management delivered higher adjusted1 profit before tax of CHF 143 million. Performance fees increased significantly in A&Q multi-manager and O’Connor single-manager hedge funds, and also increased in traditional investments and global real estate. Excluding money market flows, net new money outflows were CHF 4.6 billion. Adjusted1 for restructuring charges, the business’s cost/income ratio improved to 70.3% but remained slightly above its target range. The gross margin on invested assets moved back within target range as it increased to 33 basis points.

The Investment Bank achieved an adjusted1 profit before tax of CHF 386 million. Advisory and equity capital markets revenues improved significantly while our equities business posted its best fourth quarter performance since 2010. Annual UK bank levy charges and higher professional fees more than offset lower personnel costs that were largely due to lower variable compensation expenses. At CHF 62 billion, fully applied RWA remained consistent with our target of less than CHF 70 billion, despite the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA. The adjusted1 cost/income ratio improved to 79.2%, well within the target range. The business achieved an improved adjusted1 return on attributed equity of 19.8%, again ahead of our greater than 15% target.

Corporate Center – Core Functions recorded a loss before tax of CHF 565 million, mainly due to negative treasury income as well as a loss on own credit. Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio decreased to CHF 200 million, reflecting lower charges for provisions for litigation, regulatory and similar matters. The loss before tax in Corporate Center – Non-core and Legacy Portfolio improved to CHF 446 million, mainly due to lower charges for provisions for litigation, regulatory and similar matters. We continued to make progress in reducing balance sheet assets, which declined by CHF 45 billion. Fully applied RWA decreased by CHF 5 billion to CHF 64 billion at the end of the quarter.

We would like to thank our clients and employees alike for mobilizing globally to contribute to Typhoon Haiyan relief efforts in the Philippines. At the end of the year, the funds we helped to raise in response to the disaster amounted to CHF 3 million. This included client donations of around CHF 1 million to the UBS Optimus Foundation and over CHF 400,000 of UBS employee donations to both the Red Cross and the UBS Optimus Foundation. Our firm matched client and employee donations on a 1:1 basis.

Our Global Philanthropy Forum, held in November, looked at how improving women’s rights and opportunities is both the right thing to do and makes sound economic sense. The UBS forum attracted influential speakers and was well received by clients and charitable organizations. Together, we discussed practical contributions that can be made to combating inequality and prejudice faced by women around the world.

Outlook – At the start of the first quarter of 2014, many of the underlying challenges and geopolitical issues that we have previously highlighted remain. The continued absence of sustained and credible improvements to unresolved issues in Europe, continuing

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

US fiscal and monetary policy issues, emerging markets fragility and the mixed outlook for global growth would make improvements in prevailing market conditions unlikely. This could cause traditional improvements in first quarter activity levels and trading volumes to fail to materialize fully and would generate headwinds for revenue growth, net interest margin and net new money. Despite possible headwinds, we expect that our wealth management businesses will continue to attract net new money, reflecting new and existing clients’ steadfast trust in the firm. We will continue to execute on our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

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Fourth Quarter 2013 Report

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12

Group results
Operating income	6,307	6,261	6,208	27,732	25,423
Operating expenses	5,858	5,906	8,044	24,461	27,216
Operating profit/(loss) before tax	449	356	(1,837)	3,272	(1,794)
Net profit/(loss) attributable to UBS shareholders	917	577	(1,904)	3,172	(2,480)
Diluted earnings per share (CHF)[1]	0.24	0.15	(0.51)	0.83	(0.66)

Key performance indicators, balance sheet and capital management, and additional information[2]
Performance
Return on equity (RoE) (%)	7.7	4.9	(16.2)	6.7	(5.1)
Return on tangible equity (%)[3]	9.1	5.9	(18.6)	8.0	1.6
Return on risk-weighted assets, gross (%)[4]	11.2	10.8	12.4	11.4	12.0
Return on assets, gross (%)	2.5	2.3	1.9	2.5	1.9
Growth
Net profit growth (%)[5]	58.9	(16.4)	N/A	N/A	N/A
Net new money growth (%)[6]	0.3	(0.2)	1.2	1.4	1.6
Efficiency
Cost/income ratio (%)	92.7	94.1	129.1	88.0	106.6

	As of			As of
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Capital strength
Common equity tier 1 capital ratio (%, phase-in)[7]	18.5	17.5	15.3	18.5	15.3
Common equity tier 1 capital ratio (%, fully applied)[7]	12.8	11.9	9.8	12.8	9.8
Swiss SRB leverage ratio (%, phase-in)[8]	4.7	4.2	3.6	4.7	3.6
Balance sheet and capital management
Total assets	1,009,860	1,049,101	1,259,797	1,009,860	1,259,797
Equity attributable to UBS shareholders	48,002	47,403	45,949	48,002	45,949
Total book value per share (CHF)[9]	12.74	12.58	12.26	12.74	12.26
Tangible book value per share (CHF)[9]	11.07	10.89	10.54	11.07	10.54
Common equity tier 1 capital (phase-in)[7]	42,179	38,963	40,032	42,179	40,032
Common equity tier 1 capital (fully applied)[7]	28,908	26,019	25,182	28,908	25,182
Risk-weighted assets (phase-in)[7]	228,557	222,306	261,800	228,557	261,800
Risk-weighted assets (fully applied)[7]	225,153	218,926	258,113	225,153	258,113
Total capital ratio (%, phase-in)[7]	22.2	21.8	18.9	22.2	18.9
Total capital ratio (%, fully applied)[7]	15.4	14.3	11.4	15.4	11.4

Additional information
Invested assets (CHF billion)[10]	2,390	2,339	2,230	2,390	2,230
Personnel (full-time equivalents)	60,205	60,635	62,628	60,205	62,628
Market capitalization[9]	65,007	71,066	54,729	65,007	54,729

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of the third quarter 2013 report for more information.    3  Net profit/loss attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS shareholders less average goodwill and intangible assets.    4  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Capital management” section of this report for more information.    9  Refer to the “UBS shares” section of this report for more information.     10  Group invested assets includes invested assets for Retail & Corporate.

4

Corporate calendar

Publication of the Annual Report 2013

Friday, 14 March 2014

Publication of the first quarter 2014 report

Tuesday, 6 May 2014

Annual General Meeting

Wednesday, 7 May 2014

Publication of the second quarter 2014 report

Tuesday, 29 July 2014

Publication of the third quarter 2014 report

Tuesday, 28 October 2014

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

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investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

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Zurich +41-44-234 8500

mediarelations@ubs.com

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mediarelations-ny@ubs.com

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sh-mediarelations-ubs@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For all global registered share-related

queries in the US.

Computershare

480 Washington Boulevard

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sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

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Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1401

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
08	Regulatory, legal and other recent developments
11	UBS Group
2.	UBS business divisions and Corporate Center
22	Wealth Management
26	Wealth Management Americas
30	Retail & Corporate
32	Global Asset Management
37	Investment Bank
40	Corporate Center
3.	Risk and treasury management
48	Risk management and control
62	Balance sheet
65	Liquidity and funding management
68	Capital management
83	UBS shares
4.	Financial information (unaudited)
87	Interim consolidated financial statements
95	Notes to the interim consolidated financial statements
121	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
128	Information sources

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Fourth Quarter 2013 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of our universal bank model in Switzerland, delivering growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring private clients to Wealth Management when client wealth increases.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional, and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions provides control functions to the Group and its business divisions in such areas as risk control, legal, compliance and finance, which includes treasury services, funding, balance sheet and capital management. In addition, it provides all logistics and support functions, including operations, information technology, human resources, corporate development, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical security as well as information security and offshoring. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with the abovementioned activities to the businesses based on capital and service consumption levels. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

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UBS Group Management report

Regulatory, legal and other recent developments

Regulatory, legal and other recent developments

Regulatory and legal developments

Supplemental operational risk capital analysis mutually agreed with FINMA

During the fourth quarter of 2013 and January of 2014, UBS and the Swiss Financial Market Supervisory Authority (FINMA) reviewed the temporary operational risk-related risk-weighted assets (RWA) add-on that became effective on 1 October 2013. Following a review of the advanced measurement approach (AMA) model, the litigation exposures and contingent liabilities of UBS, provisioning movements and methodologies, and progress on managing other operational risks, UBS and FINMA mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based upon this supplemental analysis has replaced the temporary operational RWA add-on discussed in our report for the third quarter of 2013, and is reflected in the 31 December 2013 RWA and capital ratio information in this report. The incremental RWA calculated based upon this supplemental analysis as of 31 December 2013 was CHF 22.5 billion, approximately CHF 5 billion less than the incremental RWA determined as of 1 October 2013 under the previously disclosed 50% operational risk add-on. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters including, but not limited to, settlements of and outcomes in the matters disclosed in Note 15 to the financial statements in this report.

FINMA issues new decree on parent bank capital requirements

On 20 December 2013, FINMA issued a decree primarily concerning the regulatory capital requirements of UBS AG (Parent Bank) on a standalone basis. The decree makes changes effective 1 January 2014 to parent bank capital requirements designed to ensure that the capital underpinning of the parent’s investments in subsidiaries does not cause a de facto increase in the total capital requirements of UBS Group. The decree also requires certain additional disclosures concerning parent bank capital standards that will be included in our report for the first quarter of 2014.

Swiss Federal Council increases countercyclical buffer

On 22 January 2014, following a proposal by the Swiss National Bank (SNB), the Swiss Federal Council decided to increase the countercyclical capital buffer in the form of common equity tier 1

(CET1) capital from 1% to 2% of risk-weighted positions secured by residential property located in Switzerland. Banks are obliged to comply as of 30 June 2014. Other loans, in particular those provided to corporates, are not affected by this measure. The effect of the increase of the countercyclical buffer on our capital requirements is not material.

Recent Basel III guidance

Basel III leverage ratio requirements: In January 2014, the Basel Committee on Banking Supervision (BCBS) issued the full text of the Basel III leverage ratio framework and disclosure requirements. The changes to the Basel III leverage ratio framework relate mostly to the leverage ratio’s exposure measure and include: (i) specifications of the scope of consolidation for the inclusion of exposures; (ii) changes to the general treatment of derivatives and related collateral; (iii) specifications of the treatment of written credit derivatives; and (iv) specifications of the treatment of securities financing transactions.

The tier 1 capital leverage ratio requirement under Basel III remains at 3% of the exposure measure. However, the BCBS will continue to monitor banks’ leverage ratio data on a semi-annual basis in order to assess whether the design and calibration of a minimum tier 1 leverage ratio of 3% is appropriate over a full credit cycle and for different types of business models. The final calibration, and any final adjustments to the definition, will be completed by 2017. The ratio is expected to be incorporated within Pillar 1 minimum capital requirements on 1 January 2018. According to the BCBS’s timetable, the disclosure requirements are effective 1 January 2015 subject to implementation by national regulators.

Basel III liquidity coverage ratio: Following the publication on 12 January 2014 by the BCBS of additional guidance on the Liquidity Coverage Ratio (LCR), on 17 January 2014, the Swiss Federal Department of Finance opened a consultation on the revision of the Liquidity Ordinance and at the same time FINMA issued the revised Circular “Liquidity Banks” in Switzerland for comments. Both consultations end on 28 March 2014. Based on an initial review of the proposals, we do not expect a material impact on our pro-forma LCR.

Basel III net stable funding ratio: Also on 12 January 2014, the BCBS issued a consultative paper on the proposed revision of the Basel III framework’s Net Stable Funding Ratio (NSFR). The consultation period ends on 11 April 2014. The main changes proposed are increased deposit stability, a reduction of cliff effects within the measurement of funding stability and larger stable funding requirements for certain trading assets. Based on an initial review of the proposals, we expect a positive net effect on our pro-forma NSFR. Final NSFR rules are expected to be released by 2016, after

8

UBS Group

which they will undergo a period of consultation and review by Swiss authorities, potentially leading to further changes before implementation.

Swiss Federal Council issues ordinance regarding implementation of Minder Initiative

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (Minder Initiative). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments of this initiative, which came into force on 1 January 2014. The ordinance requires public companies to specify in their articles of association (AoA) the mechanism of a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually; (ii) the vote on compensation must be binding rather than advisory; and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote.

Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting (AGM), in accordance with the “say-on-pay” regime provided for in the AoA. In addition, the first compensation report pursuant to the ordinance must be prepared for financial year 2014 and made available to shareholders at the 2015 AGM. UBS is in the process of implementing the requirements set out by the Minder Initiative.

Commodity Futures Trading Commission issues comparability determinations for non-US swap dealers and foreign branches of US swap dealers

In July 2013, the Commodity Futures Trading Commission (CFTC) approved final cross-border guidance that defines the extraterritorial application of its swaps regulations. This guidance may allow non-US swap dealers, such as UBS AG, “substituted compliance,” under which they may comply with home country requirements that are determined by the CFTC to be “comprehensive and comparable” instead of the corresponding CFTC requirements.

In December 2013, the CFTC issued comparability determinations for Switzerland (and the home countries of other non-US swap dealers) that will allow UBS to comply with relevant Swiss regulations instead of CFTC requirements for many, but not all, of the CFTC regulations for which substituted compliance is available. While the CFTC deferred a comparability determination on swap data reporting requirements, as it continues to review the issue, it granted reporting no-action relief that allows UBS AG (and other non-US swap dealers) to delay reporting transactions with non-US persons for several months. In January 2014, the CFTC delayed the applicability of US regulations to swaps between non-US persons and non-US swap dealers when US personnel are involved until

15 September 2014, giving additional time for foreign swap dealers to comply with US requirements regarding transactions with non-US persons conducted from the US.

Separately, in December 2013, three financial services industry associations filed a lawsuit challenging the CFTC’s interpretive guidance and policy statement regarding compliance with certain swap regulations. Relief sought includes invalidating the cross-border guidance and preventing the CFTC from bringing an enforcement action for not complying with US rules extraterritorially. If the guidance is struck down, portions of it that call for substituted compliance and limit the application of transaction regulation to non-US swap dealers will likely also be struck down and may create more uncertainty for non-US swap dealers such as UBS.

Final regulation on implementation of Volcker Rule in the US

US regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended the time to conform to this rule and regulations until July 2015. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning an interest in hedge funds and other private fund vehicles. Our earlier strategy decision to exit our equity proprietary trading businesses, together with certain business lines, will assist us in complying with the regulatory requirements. In addition, the Volcker Rule permits UBS and other non-US banking entities to engage in certain activities that would otherwise be prohibited to the extent that they are conducted solely outside the US. We continue to evaluate the final rule and its impact on our activities.

Political agreement on Bank Recovery and Resolution Directive

The European Parliament and the European Council came to a preliminary political agreement on the Bank Recovery and Resolution Directive (BRRD). The new rules, applicable to all banks in the European Union (EU), seek to achieve a harmonized approach to the recovery and resolution of banks in the EU. The BRRD broadly covers measures relating to recovery and resolution planning (including reducing barriers to resolvability), early intervention powers for authorities and resolution tools should a bank fail or be deemed likely to fail. The resolution tools include the potential bail-in of bank creditors in which all liabilities of an institution that have not been excluded from the scope of bail-in may be written down or converted into equity to achieve the resolution objectives. The BRRD also permits the recognition of resolution proceedings in non-EU countries provided certain criteria are met. While the BRRD seeks to ensure that any failing bank can be restructured and resolved with minimum recourse to public money, public funding can be used in exceptional circumstances. Final approval of the BRRD text is expected in the first quarter of 2014 with the majority of the Directive expected to become applicable from 1 January 2015. The bailin tool will be applicable from 1 January 2016.

UBS’s EU subsidiaries will be subject to the requirements of the Directive while EU member states have the right to apply the provisions of the Directive to UBS’s EU branches in certain circumstances. The

9

Regulatory, legal and other recent developments

overall impact is difficult to assess at this stage, as the EU resolution authorities have a material degree of discretion in setting some of the key requirements of the Directive. The arrangements between EU resolution authorities and Swiss resolution authorities will determine the extent to which any resolution proceedings in Switzerland would be recognized and enforced in the EU.

Other recent developments

Exercise of our option to acquire the SNB StabFund’s equity

On 7 November 2013, we exercised our option to acquire the equity of the SNB StabFund from the SNB for a purchase price of USD 3.8 billion. As stipulated in the agreement concluded upon establishment of the StabFund in 2008, the exercise price paid by UBS was USD 1 billion plus one-half of the value of the equity of the SNB StabFund in excess of USD 1 billion.

Because the fair value of the option was previously deducted from our CET1 capital, its exercise resulted in a CET1 capital increase of CHF 2.5 billion (USD 2.8 billion). As a result, the exercise of the option increased our phase-in and fully applied Swiss systemically relevant banks Basel III CET1 ratios by approximately 1.1 percentage points. The additions to our RWA as a result of the exercise were de minimis. No profit or loss was incurred as a result of the exercise of the option. In the fourth quarter, we recorded an option valuation gain of CHF 3 million prior to the exercise and trading revenue decreased to reflect an interest charge of CHF 34 million relating to tax obligations of the SNB StabFund.

10

UBS Group

Net profit attributable to UBS shareholders for the fourth quarter of 2013 was CHF 917 million compared with CHF 577 million in the third quarter of 2013. Operating profit before tax was CHF 449 million compared with CHF 356 million in the prior quarter. Operating income increased by CHF 46 million, mainly due to an increase in net fee and commission income, primarily in the Investment Bank, as well as higher net interest and trading revenues, partly offset by lower other income. Operating expenses decreased by CHF 48 million, largely as a result of a reduction in charges for provisions for litigation, regulatory and similar matters, partly offset by increases in other non-personnel expenses and, to a lesser extent, personnel expenses. Furthermore, we recorded a net tax benefit of CHF 470 million compared with a net tax benefit of CHF 222 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Interest income	2,965	3,147	3,550	(6)	(16)	13,137	15,968
Interest expense	(1,419)	(1,596)	(2,078)	(11)	(32)	(7,351)	(9,990)
Net interest income	1,546	1,551	1,472	0	5	5,786	5,978
Credit loss (expense)/recovery	(15)	(17)	(24)	(12)	(38)	(50)	(118)
Net interest income after credit loss expense	1,531	1,534	1,448	0	6	5,736	5,860
Net fee and commission income	4,096	3,831	3,992	7	3	16,287	15,396
Net trading income	604	543	378	11	60	5,130	3,526
of which: net trading income excluding own credit	698	690	792	1	(12)	5,413	5,728
of which: own credit on financial liabilities designated at fair value	(94)	(147)	(414)	(36)	(77)	(283)	(2,202)
Other income	75	353	390	(79)	(81)	580	641
Total operating income	6,307	6,261	6,208	1	2	27,732	25,423
Personnel expenses	3,660	3,567	4,014	3	(9)	15,182	14,737
General and administrative expenses	1,956	2,126	3,843	(8)	(49)	8,380	8,653
Depreciation and impairment of property and equipment	221	191	169	16	31	816	689
Impairment of goodwill	0	0	0			0	3,030
Amortization and impairment of intangible assets	22	21	19	5	16	83	106
Total operating expenses	5,858	5,906	8,044	(1)	(27)	24,461	27,216
Operating profit/(loss) before tax	449	356	(1,837)	26		3,272	(1,794)
Tax expense/(benefit)	(470)	(222)	66	112		(110)	461
Net profit/(loss)	919	578	(1,903)	59		3,381	(2,255)
Net profit/(loss) attributable to preferred noteholders	0	0	0			204	220
Net profit/(loss) attributable to non-controlling interests	2	1	1	100	100	5	5
Net profit/(loss) attributable to UBS shareholders	917	577	(1,904)	59		3,172	(2,480)

Comprehensive income
Total comprehensive income	366	20	(2,451)			2,524	(1,767)
Total comprehensive income attributable to preferred noteholders	(13)	(57)	(33)	(77)	(61)	559	179
Total comprehensive income attributable to non-controlling interests	2	2	6	0	(67)	4	20
Total comprehensive income attributable to UBS shareholders	376	76	(2,423)	395		1,961	(1,966)

11

UBS Group

Adjusted results1, 2

	For the quarter ended 31.12.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,859	1,669	931	482	1,861	(365)	(130)	6,307
of which: own credit on financial liabilities designated at fair value[4]						(94)		(94)
of which: gains on sales of real estate						61		61
of which: net loss related to the buyback of debt in a public tender offer						(75)		(75)
Operating income (adjusted)	1,859	1,669	931	482	1,861	(257)	(130)	6,415

Operating expenses as reported	1,389	1,439	599	352	1,563	200	317	5,858
of which: personnel-related restructuring charges[5]	13	5	5	1	12	(6)	9	40
of which: other restructuring charges[5]	28	22	6	12	77	(1)	15	158
Operating expenses (adjusted)	1,348	1,413	587	339	1,474	207	293	5,660

Operating profit/(loss) before tax as reported	471	230	332	130	297	(565)	(446)	449
Operating profit/(loss) before tax (adjusted)	512	256	344	143	386	(464)	(422)	755

	For the quarter ended 30.9.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,837	1,610	958	447	1,707	(197)	(100)	6,261
of which: own credit on financial liabilities designated at fair value[4]						(147)		(147)
of which: gains on sales of real estate						207		207
Operating income (adjusted)	1,837	1,610	958	447	1,707	(257)	(100)	6,201

Operating expenses as reported	1,282	1,408	556	329	1,456	282	593	5,906
of which: personnel-related restructuring charges[5]	14	4	5	1	9	2	0	34
of which: other restructuring charges[5]	48	9	10	11	75	(3)	5	154
Operating expenses (adjusted)	1,220	1,395	541	317	1,372	283	588	5,718

Operating profit/(loss) before tax as reported	555	202	402	118	251	(479)	(693)	356
Operating profit/(loss) before tax (adjusted)	617	215	417	130	335	(540)	(688)	484

	For the quarter ended 31.12.12
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,748	1,559	933	491	1,604	(185)	57	6,208
of which: own credit on financial liabilities designated at fair value[4]						(414)		(414)
of which: gains on sales of real estate						109		109
Operating income (adjusted)	1,748	1,559	933	491	1,604	120	57	6,513

Operating expenses as reported	1,350	1,414	572	343	1,847	1,646	873	8,044
of which: personnel-related restructuring charges[5]	13	3	1	15	175	0	51	257
of which: other restructuring charges[5]	4	(1)	0	0	(2)	0	0	1
Operating expenses (adjusted)	1,333	1,412	571	328	1,674	1,646	822	7,786

Operating profit/(loss) before tax as reported	398	145	361	148	(243)	(1,831)	(816)	(1,837)
Operating profit/(loss) before tax (adjusted)	415	147	362	163	(70)	(1,526)	(765)	(1,274)

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    3   Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.

12

Adjusted results1, 2

	Year ended 31.12.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
of which: own credit on financial liabilities designated at fair value[4]						(283)		(283)
of which: gains on sales of real estate						288		288
of which: net loss related to the buyback of debt in a public tender offer						(194)	27	(167)
of which: gain on disposal of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[5]		31
Operating income (adjusted)	7,563	6,538	3,756	1,901	8,546	(794)	320	27,829

Operating expenses as reported	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
of which: personnel-related restructuring charges[6]	71	14	19	10	9	(2)	35	156
of which: other restructuring charges[6]	107	45	35	33	201	(4)	200	616
Operating expenses (adjusted)	5,138	5,621	2,244	1,316	6,090	853	2,425	23,689

Operating profit/(loss) before tax as reported	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272
Operating profit/(loss) before tax (adjusted)	2,425	917	1,512	585	2,455	(1,647)	(2,104)	4,141

	Year ended 31.12.12
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423
of which: own credit on financial liabilities designated at fair value[4]						(2,202)		(2,202)
of which: gains on sales of real estate						112		112
Operating income (adjusted)	7,041	5,877	3,728	1,883	7,144	401	1,439	27,513

Operating expenses as reported	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216
of which: personnel-related restructuring charges[6]	25	3	3	20	250	(1)	58	358
of which: other restructuring charges[6]	0	(5)	0	0	24	(6)	0	14
of which: credit related to changes to the Swiss pension plan[7]	(357)		(287)	(30)	(51)	(3)	(2)	(730)
of which: credit related to changes to a retiree benefit plan in the US7	(1)	(2)		(16)	(91)	(1)	(7)	(116)
of which: impairment of goodwill and other non-financial assets[8]							3,064	3,064
Operating expenses (adjusted)	4,966	5,284	2,185	1,340	6,746	2,020	2,089	24,627

Operating profit/(loss) before tax as reported	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)
Operating profit/(loss) before tax (adjusted)	2,075	594	1,543	543	398	(1,620)	(651)	2,885

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2   Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    3   Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    5     Reflects a foreign currency translation loss.    6  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.    7  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    8  Refer to “Note 17 Goodwill and intangible assets” in our Annual Report 2012 for more information.

13

UBS Group

Performance: 4Q13 vs 3Q13

Operating profit before tax was CHF 449 million in the fourth quarter compared with CHF 356 million in the prior quarter. Operating income increased by CHF 46 million, mainly due to an increase in net fee and commission income, primarily in the Investment Bank, as well as higher net interest and trading revenues, partly offset by lower other income. Operating expenses decreased by CHF 48 million, largely as a result of a reduction in charges for provisions for litigation, regulatory and similar matters, partly offset by increases in other non-personnel expenses and, to a lesser extent, personnel expenses.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the fourth quarter, the items that we excluded were an own credit loss of CHF 94 million, gains on sales of real estate of CHF 61 million, a net loss of CHF 75 million related to the buyback of debt in a public tender offer and net restructuring charges of CHF 198 million. For the third quarter, the items we excluded were an own credit loss of CHF 147 million, gains on sales of real estate of CHF 207 million and net restructuring charges of CHF 188 million.

On this adjusted basis, profit before tax was CHF 755 million in the fourth quarter compared with CHF 484 million in the prior quarter. Adjusted operating income increased by CHF 214 million, mainly reflecting a CHF 265 million increase in net fee and commission income, primarily in the Investment Bank. Other income decreased by CHF 57 million, mainly due to lower net gains on financial investments available-for-sale. Net interest and trading income excluding own credit was broadly unchanged.

Adjusted operating expenses decreased by CHF 58 million to CHF 5,660 million, mainly due to a CHF 507 million decline in charges for provisions for litigation, regulatory and similar matters, partly offset by CHF 364 million higher other non-personnel expenses as well as an increase of CHF 87 million in personnel expenses.

Operating income: 4Q13 vs 3Q13

Total operating income was CHF 6,307 million compared with CHF 6,261 million. On an adjusted basis, total operating income was CHF 6,415 million compared with CHF 6,201 million, mainly due to a CHF 265 million increase in net fee and commission income, primarily in the Investment Bank. Other income on an adjusted basis decreased by CHF 57 million, largely due to lower net gains on financial investments available-for-sale. Net interest and trading income excluding own credit was broadly unchanged.

Net interest and trading income

Net interest and trading income increased by CHF 56 million to CHF 2,150 million. The fourth quarter included an own credit loss on financial liabilities designated at fair value of CHF 94 million, primarily reflecting tightening of our funding spreads over the quarter, compared with an own credit loss of CHF 147 million in the prior quarter. Excluding the effect of own credit, net interest and trading income was CHF 2,244 million, broadly unchanged compared with the prior quarter.

Within the Investment Bank, Corporate Client Solutions net interest and trading income increased by CHF 39 million, mainly reflecting higher debt capital markets revenues. Investor Client

Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Net interest and trading income
Net interest income	1,546	1,551	1,472	0	5	5,786	5,978
Net trading income	604	543	378	11	60	5,130	3,526
Total net interest and trading income	2,150	2,094	1,849	3	16	10,915	9,504

Wealth Management	697	701	669	(1)	4	2,868	2,728
Wealth Management Americas	340	350	328	(3)	4	1,323	1,265
Retail & Corporate	628	612	634	3	(1)	2,485	2,467
Global Asset Management	4	(5)	6		(33)	9	9
Investment Bank	954	947	796	1	20	5,015	3,574
of which: Corporate Client Solutions	173	134	191	29	(9)	1,035	575
of which: Investor Client Services	781	813	605	(4)	29	3,980	2,999
Corporate Center	(472)	(510)	(583)	(7)	(19)	(784)	(540)
of which: Core Functions	(313)	(396)	(404)	(21)	(23)	(1,045)	(1,992)
of which: own credit on financial liabilities designated at fair value	(94)	(147)	(414)	(36)	(77)	(283)	(2,202)
of which: Non-core and Legacy Portfolio	(159)	(115)	(179)	38	(11)	261	1,452
Total net interest and trading income	2,150	2,094	1,849	3	16	10,915	9,504

14

Services net interest and trading income declined by CHF 32 million, primarily reflecting lower equity derivatives trading revenues due to seasonally slower market activity and a weaker trading performance across all regions. Furthermore, foreign exchange revenues declined slightly due to a decrease in revenues from the emerging market short-term interest rate business, stemming from lower liquidity and reduced client risk appetite.

In Non-core and Legacy Portfolio, net interest and trading income decreased by CHF 44 million. We exercised our option to acquire the SNB StabFund’s equity and recorded an option valuation gain of CHF 3 million prior to the exercise compared with a gain of CHF 69 million in the prior quarter. Furthermore, trading revenue decreased to reflect an interest charge of CHF 34 million relating to tax obligations of the SNB StabFund. Legacy Portfolio net interest and trading income excluding the SNB StabFund option increased by CHF 57 million, mainly due to gains from reference-linked note portfolios and as the prior quarter included credit-related markdowns. Non-core net interest and trading revenues decreased by CHF 2 million.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, increased by CHF 30 million, mainly in Group Treasury.

Net interest and trading income in Retail & Corporate and Global Asset Management increased slightly, by CHF 16 million and CHF 9 million, respectively. Wealth Management Americas and Wealth Management net interest and trading income decreased slightly, by CHF 10 million and CHF 4 million, respectively.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit
è	Refer to the “Regulatory, legal and other recent developments” section of this report for more information on the exercise of our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 15 million compared with net credit loss expenses of CHF 17 million in the prior quarter.

In Retail & Corporate, net credit loss expenses were CHF 17 million compared with net credit loss recoveries of CHF 2 million in the prior quarter. The fourth quarter included net specific credit loss allowances of CHF 33 million compared with CHF 22 million in the prior quarter, primarily from corporate clients, reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired. The fourth quarter included a release of CHF 16 million in collective loan loss allowances due to the ongoing review of the portfolio, compared with a release of CHF 24 million in the prior quarter.

In Non-core and Legacy Portfolio, credit loss recoveries were CHF 11 million due to sales and redemptions of student loan auction rate securities impaired in prior periods, compared with net credit loss expenses of CHF 1 million in the prior quarter.

In Wealth Management Americas, the fourth quarter included net credit loss expenses of CHF 8 million compared with net credit loss expenses of CHF 19 million in the prior quarter. In both quarters, net credit loss expenses were largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è	Refer to the discussions of credit loss expense/recovery in the “UBS business divisions and Corporate Center” section of this report for more information

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Wealth Management	0	0	1		(100)	(10)	1
Wealth Management Americas	(8)	(19)	(15)	(58)	(47)	(27)	(14)
Retail & Corporate	(17)	2	(20)		(15)	(18)	(27)
Investment Bank	(1)	0	(5)		(80)	2	0
Corporate Center	11	(1)	15		(27)	3	(78)
of which: Non-core and Legacy Portfolio	11	(1)	15		(27)	3	(78)
Total	(15)	(17)	(24)	(12)	(38)	(50)	(118)

15

UBS Group

Net fee and commission income

Net fee and commission income increased by CHF 265 million to CHF 4,096 million.

Merger and acquisition and corporate finance fees increased by CHF 87 million to CHF 207 million, primarily in the Investment Bank, mainly reflecting an increase in revenues from private transactions. In addition, revenues rose as the market fee pool, which excludes revenues from private transactions, increased.

Total underwriting fees increased by CHF 86 million to CHF 351 million, with increases in both debt and equity underwriting fees, primarily in the Investment Bank, reflecting higher levels of market activity.

Portfolio management and advisory fees increased by CHF 79 million to CHF 1,736 million, mainly in Wealth Management, due to an increase in the invested asset base and pricing adjustments. Global Asset Management also recorded an increase as higher performance fees in O’Connor and A&Q more than offset lower net management fees.

Net brokerage fees increased by CHF 41 million to CHF 752 million, with increases in both our wealth management businesses and the Investment Bank, primarily due to higher client activity levels.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 75 million compared with CHF 353 million in the prior quarter.

Other income excluding income from financial investments available-for-sale and income related to associates and subsidiaries decreased by CHF 240 million to CHF 39 million, mainly as gains on sales of real estate were CHF 61 million in the fourth quarter compared with CHF 207 million in the prior quarter. Furthermore, in the fourth quarter, we incurred a net loss of CHF 75 million related to the buyback of debt in a public tender offer.

Operating expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Personnel expenses (adjusted)[1]
Salaries	1,491	1,487	1,645	0	(9)	6,203	6,750
Total variable compensation	750	647	671	16	12	3,201	3,005
of which: relating to current year[2]	568	464	391	22	45	2,369	1,901
of which: relating to prior years[3]	182	183	280	(1)	(35)	832	1,104
Wealth Management Americas: Financial advisor compensation[4]	778	774	739	1	5	3,140	2,873
Other personnel expenses[5]	602	624	701	(4)	(14)	2,481	2,595
Total personnel expenses (adjusted)[1]	3,620	3,533	3,757	2	(4)	15,026	15,225
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	79	586	2,081	(87)	(96)	1,701	2,549
Other non-personnel expenses[6]	1,962	1,598	1,949	23	1	6,962	6,852
Total non-personnel expenses (adjusted)[1]	2,040	2,184	4,030	(7)	(49)	8,662	9,401
Adjusting items	198	188	258	5	(23)	772	2,589
of which: personnel-related restructuring charges	40	34	257	18	(84)	156	358
of which: other restructuring charges	158	154	1	3		616	14
of which: credits related to changes to the Swiss pension plan and a retiree benefit plan in the US7							(846)
of which: impairment of goodwill and other non-financial assets[8]							3,064
Total operating expenses as reported	5,858	5,906	8,044	(1)	(27)	24,461	27,216

1  Excluding adjusting items.    2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6   Includes general and administrative expenses excluding charges for provisions for litigation, regulatory and similar matters, as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.    7  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    8  Refer to “Note 17 Goodwill and intangible assets” in our Annual Report 2012 for more information.

16

Income from financial investments available-for-sale was CHF 16 million compared with CHF 61 million in the prior quarter. We realized net losses of CHF 21 million on sales in Corporate Center – Core Functions, compared with net gains of CHF 14 million in the prior quarter. Furthermore, the fourth quarter included a gain of CHF 29 million resulting from the divestment of our remaining participation in Euroclear, compared with a gain of CHF 45 million in the prior quarter related to the same divestment.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 4Q13 vs 3Q13

Total operating expenses decreased by CHF 48 million to CHF 5,858 million. Restructuring charges were CHF 198 million compared with CHF 188 million in the prior quarter. On an adjusted basis, total operating expenses decreased by CHF 58 million to CHF 5,660 million, mainly due to a CHF 507 million reduction in charges for provisions for litigation, regulatory and similar matters, partly offset by an increase of CHF 364 million in other non-personnel expenses as well as an increase of CHF 87 million in personnel expenses.

è	Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses increased by CHF 93 million to CHF 3,660 million. The fourth quarter included net charges of CHF 40 million in personnel-related restructuring expenses compared with CHF 34 million in the prior quarter. On an adjusted basis, excluding the effects of restructuring, personnel expenses increased by CHF 87 million to CHF 3,620 million.

Excluding the effects of restructuring, total variable compensation increased by CHF 103 million, partly reflecting changes in effective deferral rates as well as decreased credits related to forfeitures of awards. The charge for the amortization of deferred compensation awards from prior years was broadly unchanged at CHF 182 million.

Expenses for salaries, excluding the effects of restructuring, increased by CHF 4 million.

Financial advisor compensation in Wealth Management Americas increased slightly, corresponding with higher compensable revenues.

Other personnel expenses decreased by CHF 22 million on an adjusted basis, mainly due to lower expenses for pension and other post-employment benefits plans, primarily as the third quarter included charges related to the partial settlement of a previously discontinued US defined benefit pension plan in Wealth Management Americas.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 170 million to CHF 1,956 million. On an adjusted basis, excluding net restructuring charges of CHF 136 million in the fourth quarter and net restructuring charges of CHF 146 million in the third quarter, general and administrative expenses decreased by CHF 160 million.

Net charges for provisions for litigation, regulatory and similar matters decreased by CHF 507 million to CHF 79 million, primarily due to lower provisions for claims related to sales of residential mortgage-backed securities and mortgages. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of significant claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014.

The fourth quarter included a charge of CHF 128 million for the annual UK bank levy, mainly in Non-core and Legacy Portfolio and the Investment Bank. Furthermore, excluding the effects of restructuring, expenses for professional fees, outsourcing of information technology and other services, marketing and public relations, and travel and entertainment increased by CHF 66 million, CHF 63 million, CHF 51 million and CHF 32 million, respectively.

è	Refer to “Note 7 General and administrative expenses” and “Note 15 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 221 million compared with CHF 191 million in the prior quarter, partly as restructuring-related impairment charges increased to CHF 22 million from CHF 8 million.

Amortization and impairment of intangible assets was CHF 22 million compared with CHF 21 million in the prior quarter.

Tax: 4Q13 vs 3Q13

We recognized a net income tax benefit of CHF 470 million in the fourth quarter. As a result of the completion of our business planning process, this net income tax benefit included a CHF 589 million increase in deferred tax assets relating primarily to our businesses in the US and Switzerland. In addition, the fourth quarter net income tax benefit included a tax benefit of CHF 5 million from the net decrease in provisions in respect of tax positions that had previously been uncertain. These benefits were partially offset by other current and deferred tax expenses of CHF 124 million relating to taxable profits of subsidiaries and branches.

For the third quarter, we recognized a net income tax benefit of CHF 222 million, which mainly related to an increase in US deferred tax assets.

In 2014, we expect the tax rate to be in the range of 20% to 25%, excluding any impact from deferred tax asset revaluations. Consistent with past practice, we expect to revalue our overall level of deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. The full year effective tax rate could change significantly on the basis of this reassessment.

è	Refer to “Note 9 Income taxes” in the “Financial information” section of this report for more information

17

UBS Group

Total comprehensive income attributable to UBS shareholders: 4Q13 vs 3Q13

Total comprehensive income attributable to UBS shareholders was CHF 376 million compared with CHF 76 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 917 million compared with CHF 577 million. Other comprehensive income (OCI) attributable to UBS shareholders was negative CHF 541 million (net of tax) compared with negative CHF 501 million.

OCI in the fourth quarter included negative cash flow hedge OCI of CHF 294 million (net of tax) compared with negative CHF 83 million in the prior quarter, mainly reflecting increases in long-term interest rates across all major currencies.

Foreign currency translation losses amounted to CHF 182 million (net of tax), primarily related to a weakening of the US dollar against the Swiss franc, compared with losses of CHF 616 million in the prior quarter.

Net OCI losses on defined benefit plans (net of tax) were CHF 39 million compared with net OCI gains of CHF 205 million in the prior quarter. In the fourth quarter, we incurred a pre-tax OCI loss related to the Swiss pension plan of CHF 192 million, partly offset by net pre-tax gains on non-Swiss pension plans of CHF 118 million. The OCI loss on the Swiss pension plan reflected a gain of CHF 411 million related to an increase in the fair value of plan assets and a gain of CHF 205 million due to a reduction of the defined benefit obligation, more than offset by an OCI reduction of CHF 808 million representing the excess of the pension surplus over the estimated future economic benefit. The net gains on non-Swiss pension plans mainly reflected a decline in the net defined pension liability for the UK pension plan.

OCI associated with financial investments available-for-sale was negative CHF 20 million (net of tax) compared with negative CHF 7 million in the prior quarter, mainly as previously unrealized gains were reclassified from OCI to the income statement upon sale of investments.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information

Net profit attributable to preferred noteholders: 4Q13 vs 3Q13

Net profit attributable to preferred noteholders was zero in both the fourth and the third quarters.

We expect net profit attributable to preferred noteholders to be approximately CHF 110 million in both 2014 and 2015, and approximately CHF 85 million in 2016.

Performance by reporting segment: 4Q13 vs 3Q13

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 4Q13 vs 3Q13

Cost/income ratio

The cost/income ratio improved to 92.7% in the fourth quarter compared with 94.1% in the prior quarter. On an adjusted basis, the cost/income ratio improved to 88.0% from 91.9%.

Risk-weighted assets

Our phase-in Basel III RWA increased by CHF 6.3 billion to CHF 228.6 billion. On a fully applied basis, RWA also increased by CHF 6.3 billion, to CHF 225.2 billion. This increase was mainly due to a CHF 22.6 billion increase in operational risk RWA, almost entirely due to incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA. This was partly offset by a CHF 14.0 billion reduction in credit risk RWA and a CHF 2.4 billion reduction in market risk RWA. The decline in credit risk RWA was mainly due to a CHF 6.6 billion reduction related to Other exposure segments treated under the advanced internal ratings-based approach. This includes an RWA decline of CHF 3.2 billion due to the sale of securitization exposures in Corporate Center – Legacy Portfolio and a reduction in RWA for advanced credit valuation adjustments (CVA) of CHF 3.1 billion, mainly due to benefits from economic CVA hedges, reduced exposures and market driven reductions in Corporate Center – Non-core. Credit risk RWA for exposures to corporates decreased by CHF 3.7 billion, primarily due to lower drawn loans and undrawn loan commitments. Credit risk RWA for exposures to banks declined by CHF 2.6 billion, mainly due to trade compressions and lower derivative exposures. The decline in market risk RWA was due to a reduction of CHF 1.1 billion in RWA related to stressed value-at-risk, a decline of CHF 0.8 billion in the incremental risk charge and a CHF 0.4 billion decrease in the comprehensive risk measure.

è	Refer to the “Investment Bank”, “Corporate Center” and “Risk and treasury management” sections of this report for more information
è

Refer to the “Regulatory, legal and other recent developments” section of this report for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

18

Net new money

In Wealth Management, net new money inflows increased to CHF 5.8 billion from CHF 5.0 billion, representing the highest fourth quarter result since 2007. Asia Pacific was the main source of net new money, followed by Switzerland and emerging markets which both showed slight net inflows. Net outflows in Europe mainly reflected ongoing cross-border asset outflows which were partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 8.5 billion, primarily from clients in Asia Pacific, compared with CHF 5.1 billion of net inflows in the prior quarter.

In Wealth Management Americas, net new money increased to CHF 4.4 billion, or USD 4.9 billion, compared with CHF 1.9 billion, or USD 2.1 billion, in the prior quarter, primarily due to higher inflows from financial advisors employed with UBS for more than one year.

In Global Asset Management, excluding money market flows, net new money outflows were CHF 4.6 billion compared with CHF 3.9 billion in the prior quarter. Of the fourth quarter outflows, net outflows from third parties were CHF 1.5 billion compared with CHF 3.7 billion in the prior quarter, as net inflows into global real estate and infrastructure and private equity were more than offset by net outflows from other asset classes. Also excluding money market flows, net outflows from clients of UBS’s wealth management businesses were CHF 3.2 billion compared with CHF 0.3 billion in the prior quarter and were mainly from clients serviced from Switzerland, partly offset by net inflows from clients serviced from Asia Pacific. Total money market net outflows in Global Asset Management were CHF 2.7 billion in the fourth quarter compared with net outflows of CHF 3.6 billion in the prior quarter. The money market net outflows in the fourth quarter were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 3.2 billion in outflows. The corresponding increase in deposit account balances in Wealth Management Americas does not constitute net new money.

è	Refer to the discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management increased by CHF 15 billion to CHF 886 billion as of 31 December 2013, supported by positive market performance of CHF 12 billion and net new money inflows of CHF 6 billion, partly offset by negative currency translation effects of CHF 2 billion.

Invested assets in Wealth Management Americas increased by CHF 34 billion to CHF 865 billion as of 31 December 2013. In US dollar terms, invested assets increased by USD 51 billion to USD 970 billion, reflecting positive market performance of USD 46 billion as well as continued net new money inflows.

Invested assets in Global Asset Management increased by CHF 3 billion to CHF 583 billion as of 31 December 2013. Positive market performance of CHF 16 billion was partly offset by net new money outflows of CHF 7 billion and negative currency translation effects of CHF 6 billion.

è	Refer to the discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Net new money1

	For the quarter ended			Year ended
CHF billion	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Wealth Management	5.8	5.0	2.4	35.9	26.3
Wealth Management Americas	4.4	1.9	8.1	17.6	20.6
Global Asset Management	(7.3)	(7.5)	(3.3)	(19.9)	(13.3)
of which: non-money market flows	(4.6)	(3.9)	(3.8)	(4.8)	(5.9)
of which: money market flows	(2.7)	(3.6)	0.5	(15.1)	(7.4)
[1] Net new money excludes interest and dividend income.
Invested assets
	As of			% change from
CHF billion	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12
Wealth Management	886	871	821	2	8
Wealth Management Americas	865	831	772	4	12
Global Asset Management	583	580	581	1	0

19

UBS Group

Personnel by business divisions and Corporate Center
		As of		% change from
Full-time equivalents	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12
Wealth Management	16,414	16,369	16,210	0	1
Wealth Management Americas	16,344	16,328	16,094	0	2
Retail & Corporate	9,463	9,568	10,156	(1)	(7)
Global Asset Management	3,729	3,747	3,781	0	(1)
Investment Bank	11,615	11,877	13,595	(2)	(15)
Corporate Center	2,640	2,747	2,792	(4)	(5)
of which: Core Functions	1,055	1,139	488	(7)	116
of which: Non-core and Legacy Portfolio	1,585	1,608	2,304	(1)	(31)
Total	60,205	60,635	62,628	(1)	(4)
of which: Corporate Center personnel (before allocations)[1]	24,082	24,333	25,892	(1)	(7)
[1] Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).
Personnel by region

		As of		% change from
Full-time equivalents	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12
Americas	21,317	21,436	21,995	(1)	(3)
of which: USA	20,037	20,161	20,833	(1)	(4)
Asia Pacific	7,116	7,127	7,426	0	(4)
Europe, Middle East and Africa	10,052	10,137	10,829	(1)	(7)
of which: UK	5,595	5,695	6,459	(2)	(13)
of which: Rest of Europe	4,303	4,286	4,202	0	2
of which: Middle East and Africa	153	156	167	(2)	(8)
Switzerland	21,720	21,936	22,378	(1)	(3)
Total	60,205	60,635	62,628	(1)	(4)

Personnel

We employed 60,205 personnel as of 31 December 2013, a reduction of 430 compared with 60,635 personnel as of 30 September 2013. Personnel in the Investment Bank decreased by 262, mainly as a result of our ongoing cost reduction programs. Personnel in Retail & Corporate declined by 105.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

20

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 471 million in the fourth quarter of 2013, a decrease of CHF 84 million compared with CHF 555 million in the third quarter. Adjusted for restructuring charges, profit before tax decreased to CHF 512 million from CHF 617 million. Operating income increased by CHF 22 million to CHF 1,859 million, mainly reflecting higher net fee and commission income. Operating expenses increased by CHF 107 million to CHF 1,389 million as lower charges for provisions for litigation, regulatory and similar matters were more than offset by seasonally higher other general and administrative expenses and higher variable compensation expenses. The gross margin on invested assets was stable at 85 basis points. Net new money was CHF 5.8 billion compared with CHF 5.0 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Net interest income	513	517	480	(1)	7	2,061	1,951
Net fee and commission income	1,151	1,113	1,069	3	8	4,648	4,275
Net trading income	184	184	189	0	(3)	807	778
Other income	11	23	10	(52)	10	57	37
Income	1,859	1,837	1,747	1	6	7,573	7,040
Credit loss (expense)/recovery	0	0	1		(100)	(10)	1
Total operating income	1,859	1,837	1,748	1	6	7,563	7,041
Personnel expenses	875	792	864	10	1	3,371	2,865
General and administrative expenses	424	419	413	1	3	1,650	1,360
Services (to)/from other business divisions	34	23	28	48	21	97	243
Depreciation and impairment of property and equipment	53	45	44	18	20	190	159
Amortization and impairment of intangible assets	2	3	1	(33)	100	8	7
Total operating expenses[2]	1,389	1,282	1,350	8	3	5,316	4,634
Business division operating profit/(loss) before tax	471	555	398	(15)	18	2,247	2,407

Key performance indicators[3]
Pre-tax profit growth (%)	(15.1)	(0.4)	(31.6)			(6.6)	(8.6)
Cost/income ratio (%)	74.7	69.8	77.3			70.2	65.8
Net new money growth (%)[4]	2.7	2.3	1.2			4.4	3.5
Gross margin on invested assets (bps)[5]	85	85	85	0	0	88	89

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    4  Net new money excludes interest and dividend income.    5  Excludes any effect on profit or loss from a property fund (4Q13: loss of CHF 3 million, 3Q13: loss of CHF 7 million, 4Q12: gain of CHF 2 million).

22

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Additional information
Recurring income	1,430	1,414	1,321	1	8	5,652	5,277
Recurring income as a % of income (%)	76.9	77.0	75.6			74.6	75.0
Average attributed equity (CHF billion)[2]	3.4	3.3	4.3	3	(21)	3.5	4.0
Return on attributed equity (RoaE) (%)	55.4	67.3	37.0			64.2	60.9
Risk-weighted assets (phase-in, CHF billion)[3]	21.4	19.4	18.6	10	15	21.4	18.6
Risk-weighted assets (fully applied, CHF billion)[3]	20.9	19.0	18.2	10	15	20.9	18.2
Return on risk-weighted assets, gross (%)[4]	36.5	37.5	39.4			38.7	41.4
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.4	0	(7)	1.3	1.4
Net new money (CHF billion)[5]	5.8	5.0	2.4			35.9	26.3
Invested assets (CHF billion)	886	871	821	2	8	886	821
Client assets (CHF billion)	1,023	1,006	951	2	8	1,023	951
Loans, gross (CHF billion)	96.8	94.9	86.6	2	12	96.8	86.6
Due to customers (CHF billion)	189.4	188.8	180.2	0	5	189.4	180.2
Personnel (full-time equivalents)	16,414	16,369	16,210	0	1	16,414	16,210
Client advisors (full-time equivalents)	4,164	4,172	4,128	0	1	4,164	4,128

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    4  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.

Regional breakdown of key figures1, 2

As of or for the quarter ended 31.12.13	Europe	Asia Pacific	Switzerland	Emerging Markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	(1.4)	7.0	0.3	0.1	8.5		2.0
Net new money growth (%)[4]	(1.6)	13.3	0.8	0.3	8.4		14.3
Invested assets (CHF billion)	363	218	160	135	416		61
Gross margin on invested assets (bps)	86	74	91	92	51		36	[5]
Client advisors (full-time equivalents)	1,620	1,032	761	688	892	[6]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    2  Based on the Wealth Management business area structure, and excluding minor functions with 63 client advisors, CHF 10 billion of invested assets, and CHF 0.2 billion of net new money outflows.    3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money excludes interest and dividend income.    5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management was 20 basis points.    6  Dedicated ultra high net worth units: 638 client advisors. Non-dedicated ultra high net worth units: 254 client advisors.

23

Wealth Management

Results: 4Q13 vs 3Q13

Operating income

Total operating income increased by CHF 22 million to CHF 1,859 million from CHF 1,837 million, mainly due to higher net fee and commission income.

Net interest income decreased by CHF 4 million to CHF 513 million due to slightly lower treasury-related income and the negative effect of ongoing low interest rates on income from our replication portfolios, partly offset by lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. Deposit volumes remained stable compared with the prior quarter and loan volumes increased slightly.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2012 for more information on our replication portfolios

Net fee and commission income increased by CHF 38 million to CHF 1,151 million. Growth in recurring net fee and commission income was primarily due to an increase in the invested asset base and pricing adjustments. This was partly offset by reduced income due to ongoing outflows of assets from cross-border clients, as well as the completion of the migration to retrocession-free products for investment mandates. Transaction-based fees increased after a subdued third quarter as a result of higher client activity levels at the beginning of the fourth quarter, which more than compensated for the seasonally lower activity levels towards year-end.

Net trading income was unchanged at CHF 184 million.

Other income decreased to CHF 11 million from CHF 23 million. The fourth quarter included a gain of CHF 10 million resulting from the divestment of our remaining participation in Euro-clear, which was CHF 5 million lower than the gain of CHF 15 million in the prior quarter related to the same divestment. Furthermore, the fourth quarter included a decline in revenues for other services.

Operating expenses

Total operating expenses increased by CHF 107 million to CHF 1,389 million from CHF 1,282 million. Adjusted for restructuring charges of CHF 41 million in the fourth quarter compared with CHF 62 million in the prior quarter, operating expenses increased by CHF 128 million to CHF 1,348 million, as lower charges for provisions for litigation, regulatory and similar matters were more than offset by seasonally higher other general and administrative expenses and higher variable compensation expenses.

Personnel expenses increased by CHF 83 million to CHF 875 million from CHF 792 million, mainly due to an increase in variable compensation expenses and a lower credit related to untaken vacation accruals.

General and administrative expenses increased by CHF 5 million to CHF 424 million. Adjusted for restructuring charges of CHF 26 million in the fourth quarter and CHF 47 million in the prior quarter, general and administrative expenses increased by CHF 26 million to CHF 398 million. Seasonally higher expenses, largely related to marketing and professional fees, and increased information technology expenses were partly offset by CHF 67 million lower charges for provisions for litigation, regulatory and similar matters.

Net charges for services from other business divisions increased by CHF 11 million to CHF 34 million. This was mainly due to higher charges from Retail & Corporate, primarily for services related to our multi-channel offering, partly associated with prior periods.

Depreciation and impairment of property and equipment increased by CHF 8 million to CHF 53 million, primarily due to an impairment of capitalized software.

Cost/income ratio

The cost/income ratio was 74.7% compared with 69.8% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio increased to 72.5% from 66.4%, mainly due to higher operating expenses, and was above our target range of 60% to 70%.

Net new money

The annualized net new money growth rate for the fourth quarter was 2.7% compared with 2.3% for the prior quarter, slightly below our target range of 3% to 5%.

Net new money inflows increased to CHF 5.8 billion from CHF 5.0 billion, representing the highest fourth quarter result since 2007. Asia Pacific was the main source of net new money, followed by Switzerland and emerging markets, which both recorded slight net inflows. Net outflows in Europe mainly reflected ongoing cross-border asset outflows, partly offset by net inflows from domestic markets. On a global basis, net new money from ultra high net worth clients was CHF 8.5 billion, primarily from clients in Asia Pacific, compared with CHF 5.1 billion of net inflows in the prior quarter.

Invested assets

Invested assets increased by CHF 15 billion to CHF 886 billion as of 31 December 2013, supported by positive market performance of CHF 12 billion and net new money inflows of CHF 6 billion, partly offset by negative currency translation effects of CHF 2 billion.

Gross margin on invested assets

The gross margin remained stable at 85 basis points as income and the average asset base both increased by 1% during the fourth quarter. The gross margin remained below our target range of 95 to 105 basis points.

24

UBS business divisions and Corporate Center

Personnel: 4Q13 vs 3Q13

Wealth Management employed 16,414 personnel as of 31 December 2013 compared with 16,369 as of 30 September 2013, following a slight increase in non-client-facing staff. The number of client advisors declined to 4,164 from 4,172, mainly due to decreases in Switzerland, Europe and emerging markets, partly offset by increases in Asia Pacific.

25

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas reported a record quarterly profit before tax of USD 254 million in the fourth quarter of 2013 compared with a profit of USD 218 million in the third quarter. Adjusted for restructuring charges, profit before tax increased to USD 283 million from USD 232 million. The reported result reflected a 6% increase in operating income due to higher recurring income and higher transaction-based revenue. This was partly offset by a 4% increase in operating expenses, mainly due to higher financial advisor compensation and restructuring charges. Net new money inflows increased to USD 4.9 billion from USD 2.1 billion in the prior quarter, mainly due to higher inflows from financial advisors employed with UBS for more than one year.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Net interest income	276	286	230	(3)	20	1,014	849
Net fee and commission income	1,464	1,383	1,350	6	8	5,637	4,925
Net trading income	101	94	124	7	(19)	418	507
Other income	19	6	(2)	217		36	32
Income	1,859	1,769	1,703	5	9	7,105	6,312
Credit loss (expense)/recovery	(9)	(21)	(16)	(57)	(44)	(30)	(15)
Total operating income	1,851	1,748	1,686	6	10	7,075	6,297
Personnel expenses	1,261	1,238	1,172	2	8	4,949	4,556
Financial advisor compensation[2]	688	667	627	3	10	2,708	2,399
Compensation commitments with recruited financial advisors[3]	175	173	173	1	1	690	679
Salaries and other personnel costs	398	397	372	0	7	1,551	1,477
General and administrative expenses	287	241	321	19	(11)	1,001	958
Services (to)/from other business divisions	(1)	6	(5)		(80)	14	(16)
Depreciation and impairment of property and equipment	35	32	27	9	30	130	107
Amortization and impairment of intangible assets	13	13	14	0	(7)	53	55
Total operating expenses[4]	1,596	1,531	1,529	4	4	6,147	5,659
Business division operating profit/(loss) before tax	254	218	157	17	62	927	638

Key performance indicators[5]
Pre-tax profit growth (%)[6]	16.5	(11.0)	(4.8)			45.3	21.3
Cost/income ratio (%)	85.9	86.5	89.8			86.5	89.7
Recurring income as a % of income (%)	73.2	75.0	70.9			71.9	67.6
Net new money growth (%)[7]	2.1	0.9	4.2			2.3	2.9
Gross margin on invested assets (bps)	79	78	81	1	(2)	79	78

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

26

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Additional information
Recurring income	1,361	1,327	1,208	3	13	5,110	4,265
Average attributed equity (USD billion)[2]	3.0	2.8	6.4	7	(53)	3.0	6.6
Return on attributed equity (RoaE) (%)	33.9	31.1	9.8			30.9	9.6
Risk-weighted assets (phase-in, USD billion)[3]	27.5	22.9	25.6	20	7	27.5	25.6
Risk-weighted assets (fully applied, USD billion)[3]	27.3	22.7	25.3	20	8	27.3	25.3
Return on risk-weighted assets, gross (%)[4]	29.5	31.4	27.5			30.0	24.9
Goodwill and intangible assets (USD billion)	3.8	3.8	3.9	0	(3)	3.8	3.9
Net new money (USD billion)[5]	4.9	2.1	8.8			19.0	22.1
Net new money including interest and dividend income (USD billion)[6]	14.3	7.5	16.7			44.2	44.8
Invested assets (USD billion)	970	919	843	6	15	970	843
Client assets (USD billion)	1,025	969	885	6	16	1,025	885
Loans, gross (USD billion)	39.1	37.6	34.1	4	15	39.1	34.1
Due to customers (USD billion)	67.3	62.1	56.6	8	19	67.3	56.6
Recruitment loans to financial advisors	3,063	3,074	3,241	0	(5)	3,063	3,241
Other loans to financial advisors	401	431	532	(7)	(25)	401	532
Personnel (full-time equivalents)	16,344	16,328	16,094	0	2	16,344	16,094
Financial advisors (full-time equivalents)	7,137	7,137	7,059	0	1	7,137	7,059

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    4  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.

Results: 4Q13 vs 3Q13

Operating income

Operating income increased to USD 1,851 million from USD 1,748 million due to growth in managed account fees and higher transaction-based revenue, partly offset by lower net interest income. The fourth quarter included a USD 15 million insurance reimbursement.

Net fee and commission income increased by USD 81 million to USD 1,464 million, mainly due to a 5% increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter. Transaction-based revenue increased 10% due to higher commission income resulting from higher client activity levels.

Net interest income decreased by USD 10 million to USD 276 million due to lower income from the available-for-sale portfolio, as the quarter was negatively affected by lower average balances as well as decreases related to future cash flow estimates that resulted in a lower amortized cost base for this portfolio. The average mortgage portfolio balance increased 11% and the average securities-backed lending portfolio balance increased 2% over the quarter.

Net trading income increased by USD 7 million to USD 101 million, mainly as trading losses related to the Puerto Rico municipal market declined to USD 2 million from USD 20 million, partly offset by USD 15 million lower income from US municipal bond trading.

Other income increased by USD 13 million to USD 19 million, largely due to the abovementioned insurance reimbursement.

Recurring income, the combination of recurring fees and net interest income, increased by USD 34 million to USD 1,361 million, primarily due to higher managed account fees, partly offset by lower net interest income. Recurring income for the fourth quarter comprised 73% of income compared with 75% in the prior quarter. Non-recurring income increased by USD 56 million to USD 498 million, mainly due to higher transaction-based revenue and higher other income.

Credit loss expenses were USD 9 million compared with USD 21 million in the prior quarter, and in both quarters were largely due to loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è

Refer to the discussion of banking products in Wealth Management Americas in the “Risk profile excluding Corporate Center – Non-core and Legacy Portfolio” section of this report for more information on our exposure to Puerto Rico municipal securities and related funds

27

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Net interest income	249	264	213	(6)	17	936	792
Net fee and commission income	1,320	1,273	1,248	4	6	5,209	4,597
Net trading income	91	86	115	6	(21)	387	473
Other income	17	6	(2)	183		33	30
Income	1,676	1,629	1,574	3	6	6,565	5,891
Credit loss (expense)/recovery	(8)	(19)	(15)	(58)	(47)	(27)	(14)
Total operating income	1,669	1,610	1,559	4	7	6,538	5,877
Personnel expenses	1,137	1,139	1,084	0	5	4,574	4,252
Financial advisor compensation[2]	621	614	580	1	7	2,503	2,239
Compensation commitments with recruited financial advisors[3]	158	159	159	(1)	(1)	638	634
Salaries and other personnel costs	359	365	344	(2)	4	1,433	1,379
General and administrative expenses	259	221	297	17	(13)	924	893
Services (to)/from other business divisions	(1)	6	(4)		(75)	13	(15)
Depreciation and impairment of property and equipment	32	30	25	7	28	121	100
Amortization and impairment of intangible assets	12	12	13	0	(8)	49	51
Total operating expenses[4]	1,439	1,408	1,414	2	2	5,680	5,281
Business division operating profit/(loss) before tax	230	202	145	14	59	858	597

Key performance indicators[5]
Pre-tax profit growth (%)[6]	13.9	(12.9)	(8.2)			43.7	28.9
Cost/income ratio (%)	85.9	86.4	89.8			86.5	89.6
Recurring income as a % of income (%)	73.2	75.0	70.9			71.9	67.6
Net new money growth (%)[7]	2.1	0.9	4.1			2.3	2.9
Gross margin on invested assets (bps)	79	78	81	1	(2)	79	78

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

Operating expenses

Total operating expenses increased by USD 65 million to USD 1,596 million. The fourth quarter included USD 29 million in restructuring charges, of which USD 24 million were non-personnel related, reflecting recognition of provisions for onerous lease contracts and related asset impairments as we progress with our cost reduction programs. The prior quarter was impacted by costs of USD 20 million related to the partial settlement of a previously discontinued US defined benefit pension plan.

Excluding restructuring charges, adjusted personnel expenses increased by USD 22 million to USD 1,256 million, mainly due to higher financial advisor compensation corresponding with higher compensable revenues. This increase was partly offset by a reclassification of certain costs, which were recorded as financial advisor compensation in prior periods, to non-personnel expenses. Expenses for compensation commitments related to recruited financial advisors increased by USD 2 million to USD 175 million. Recruitment loans to financial advisors decreased by USD 11 million to USD 3,063 million. On an adjusted basis, salaries and other personnel costs remained unchanged at USD 393 million as the prior quarter was impacted by the abovementioned partial settlement of a previously discontinued defined benefit pension plan, which was offset by higher other variable compensation expenses in the fourth quarter.

Excluding restructuring charges, non-personnel expenses increased by USD 28 million to USD 311 million, mainly due to the aforementioned reclassification of certain costs recorded as financial advisor compensation within personnel expenses in prior periods, higher charges for provisions for litigation, regulatory and similar matters, and higher Corporate Center shared services costs.

Cost/income ratio

The cost/income ratio was 85.9% compared with 86.5% in the prior quarter. On an adjusted basis excluding restructuring charges, the cost/income ratio improved to 84.3% compared with 85.8% and remained within the target range of 80% to 90%.

28

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Additional information
Recurring income	1,227	1,221	1,116	0	10	4,721	3,980
Average attributed equity (CHF billion)[2]	2.7	2.6	5.9	4	(54)	2.8	6.2
Return on attributed equity (RoaE) (%)	34.1	31.1	9.8			30.9	9.7
Risk-weighted assets (phase-in, CHF billion)[3]	24.5	20.7	23.5	18	4	24.5	23.5
Risk-weighted assets (fully applied, CHF billion)[3]	24.3	20.5	23.2	19	5	24.3	23.2
Return on risk-weighted assets, gross (%)[4]	29.7	31.3	27.4			30.0	25.0
Goodwill and intangible assets (CHF billion)	3.4	3.5	3.5	(3)	(3)	3.4	3.5
Net new money (CHF billion)[5]	4.4	1.9	8.1			17.6	20.6
Net new money including interest and dividend income (CHF billion)[6]	12.9	6.9	15.4			40.8	41.7
Invested assets (CHF billion)	865	831	772	4	12	865	772
Client assets (CHF billion)	914	876	810	4	13	914	810
Loans, gross (CHF billion)	34.8	34.0	31.2	2	12	34.8	31.2
Due to customers (CHF billion)	60.0	56.2	51.8	7	16	60.0	51.8
Recruitment loans to financial advisors	2,733	2,779	2,967	(2)	(8)	2,733	2,967
Other loans to financial advisors	358	389	487	(8)	(26)	358	487
Personnel (full-time equivalents)	16,344	16,328	16,094	0	2	16,344	16,094
Financial advisors (full-time equivalents)	7,137	7,137	7,059	0	1	7,137	7,059

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    4  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.

Net new money

The annualized net new money growth rate was 2.1% compared with 0.9% in the prior quarter and was within the target range of 2% to 4%. Net new money totaled USD 4.9 billion compared with USD 2.1 billion in the prior quarter and increased primarily due to higher inflows from financial advisors employed with UBS for more than one year.

Including interest and dividend income, net new money was USD 14.3 billion compared with USD 7.5 billion in the prior quarter and included seasonally higher dividend payments in the fourth quarter.

Invested assets

Invested assets increased by USD 51 billion to USD 970 billion, reflecting positive market performance of USD 46 billion as well as continued net new money inflows. Managed account assets increased by USD 20 billion to USD 308 billion and comprised 32% of total invested assets as of 31 December 2013.

Gross margin on invested assets

The gross margin on invested assets increased 1 basis point to 79 basis points and remained within the target range of 75 to 85 basis points. The gross margin from recurring income decreased 1 basis point due to lower net interest income. The gross margin from non-recurring income increased 2 basis points due to higher transaction-based revenue and higher other income.

Personnel: 4Q13 vs 3Q13

As of 31 December 2013, Wealth Management Americas employed 16,344 personnel, an increase of 16 compared with 30 September 2013. Financial advisor headcount remained unchanged at 7,137 and financial advisor attrition remained low. The number of non-financial advisor employees increased by 16 to 9,207.

29

Retail & Corporate

Retail & Corporate

Profit before tax was CHF 332 million in the fourth quarter of 2013 compared with CHF 402 million in the third quarter. Adjusted for restructuring charges, profit before tax decreased to CHF 344 million from CHF 417 million. Operating income declined by CHF 27 million, mainly due to higher credit loss expenses, and adjusted operating expenses increased by CHF 46 million, mainly as a result of higher charges for provisions for litigation, regulatory and similar matters. The annualized net new business volume growth rate was 3.8%.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Net interest income	540	531	556	2	(3)	2,144	2,186
Net fee and commission income	296	308	301	(4)	(2)	1,203	1,198
Net trading income	87	81	78	7	12	341	281
Other income	24	36	18	(33)	33	86	90
Income	947	956	953	(1)	(1)	3,774	3,756
Credit loss (expense)/recovery	(17)	2	(20)		(15)	(18)	(27)
Total operating income	931	958	933	(3)	0	3,756	3,728
Personnel expenses	341	355	354	(4)	(4)	1,442	1,287
General and administrative expenses	275	200	228	38	21	875	857
Services (to)/from other business divisions	(52)	(37)	(41)	41	27	(162)	(370)
Depreciation and impairment of property and equipment	36	37	32	(3)	13	143	128
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	599	556	572	8	5	2,298	1,901
Business division operating profit/(loss) before tax	332	402	361	(17)	(8)	1,458	1,827

Key performance indicators[3]
Pre-tax profit growth (%)	(17.4)	6.6	(8.6)			(20.2)	(3.0)
Cost/income ratio (%)	63.3	58.2	60.0			60.9	50.6
Net interest margin (%)	1.57	1.54	1.62			1.56	1.60
Net new business volume growth (%)	3.8	1.3	4.4			1.8	4.9
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.7			0.7	0.7

Additional information
Average attributed equity (CHF billion)[5]	3.8	3.9	4.4	(3)	(14)	4.1	4.5
Return on attributed equity (RoaE) (%)	34.9	41.2	32.8			35.6	40.6
Risk-weighted assets (phase-in, CHF billion)[6]	31.4	31.8	31.9	(1)	(2)	31.4	31.9
Risk-weighted assets (fully applied, CHF billion)[6]	29.7	30.1	30.2	(1)	(2)	29.7	30.2
Return on risk-weighted assets, gross (%)[7]	12.0	12.0	12.5			11.7	13.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume (CHF billion)	540	531	518	2	4	540	518
Client assets (CHF billion)	404	393	381	3	6	404	381
Loans, gross (CHF billion)	136.5	137.9	137.3	(1)	(1)	136.5	137.3
Due to customers (CHF billion)	133.2	131.8	131.1	1	2	133.2	131.1
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.1	92.2	91.7			93.1	91.7
Personnel (full-time equivalents)	9,463	9,568	10,156	(1)	(7)	9,463	10,156

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    7  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

30

UBS business divisions and Corporate Center

Results: 4Q13 vs 3Q13

Operating income

Total operating income decreased to CHF 931 million from CHF 958 million, mainly due to higher credit loss expenses and lower other income.

Net interest income increased by CHF 9 million to CHF 540 million, reflecting higher treasury-related income as well as lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. The loan margin increased in the fourth quarter and average loan volumes decreased slightly. Average client deposit volumes increased while ongoing low interest rates continued to negatively affect client deposit reinvestment rates.

Net fee and commission income decreased by CHF 12 million to CHF 296 million, mainly reflecting lower corporate finance fees as well as lower income from transaction-related credit card fees.

Net trading income increased by CHF 6 million to CHF 87 million, mainly due to higher treasury-related income.

Other income decreased by CHF 12 million to CHF 24 million, mainly reflecting lower divestment gains of CHF 10 million from the sale of our remaining Euroclear participation compared with CHF 16 million related to the same divestment in the prior quarter. Furthermore, in the fourth quarter we recorded CHF 4 million lower income related to our equity investment in the SIX Group.

Net credit loss expenses were CHF 17 million compared with net credit loss recoveries of CHF 2 million in the prior quarter. The fourth quarter included net specific credit loss allowances of CHF 33 million compared with CHF 22 million in the prior quarter, primarily from corporate clients, reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired. The fourth quarter included a release of CHF 16 million in collective loan loss allowances due to the ongoing review of the portfolio, compared with a release of CHF 24 million in the prior quarter. The remaining balance of the collective loan loss allowances amounted to CHF 15 million as of 31 December 2013.

Operating expenses

Total operating expenses increased by CHF 43 million to CHF 599 million from CHF 556 million. This increase was mainly due to CHF 51 million higher charges for provisions for litigation, regulatory and similar matters and increased technology expenses, partly offset by lower variable compensation expenses. Adjusted for restructuring charges of CHF 12 million in the fourth quarter and CHF 15 million in the prior quarter, operating expenses increased by CHF 46 million to CHF 587 million from CHF 541 million.

Personnel expenses decreased to CHF 341 million from CHF 355 million, mainly due to lower variable compensation expenses. This was partly offset by a lower credit related to untaken vacation accruals.

General and administrative expenses increased to CHF 275 million from CHF 200 million, mainly due to CHF 51 million higher charges for provisions for litigation, regulatory and similar matters as well as increased technology expenses, including those related to our multi-channel offering.

Net charges for services to other business divisions were CHF 52 million compared with CHF 37 million in the prior quarter. This mainly reflected increased services to Wealth Management, including those related to our multi-channel offering, partly associated with prior periods.

Cost/income ratio

The cost/income ratio increased by 5.1 percentage points to 63.3% from 58.2%, reflecting slightly lower income as well as higher expenses. Adjusted for restructuring charges, the cost/income ratio increased to 62.0% from 56.6% and was above our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 157 basis points, reflecting higher net interest income on a slightly lower average loan volume, and remained within the target range of 140 to 180 basis points.

Net new business volume

The annualized net new business volume growth rate was 3.8%, reflecting strong inflows from corporate clients, compared with 1.3% in the prior quarter.

Our retail businesses recorded a net new business volume growth rate of negative 0.3% compared with positive 1.2% in the prior quarter, with inflows in net new client assets. Net loan outflows in our retail businesses were partly due to year-end mortgage amortizations.

The slight outflows in overall net new loans reflected our strategy to grow our business in high-quality loans moderately and selectively. The net new business volume growth rate was within the target range of 1% to 4%.

Personnel: 4Q13 vs 3Q13

Retail & Corporate employed 9,463 personnel as of 31 December 2013, a decrease of 105 compared with 9,568 as of 30 September 2013, reflecting staff reductions including those related to our ongoing cost reduction programs.

31

Global Asset Management

Global Asset Management

Profit before tax in the fourth quarter of 2013 was CHF 130 million compared with CHF 118 million in the third quarter, with the increase primarily due to higher performance fees, partly offset by higher operating expenses. Adjusted for restructuring charges, profit before tax was CHF 143 million compared with CHF 130 million. Excluding money market flows, net new money outflows were CHF 1.5 billion from third parties and CHF 3.2 billion from clients of UBS’s wealth management businesses.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Net management fees[2]	410	418	442	(2)	(7)	1,739	1,721
Performance fees	72	29	49	148	47	196	162
Total operating income	482	447	491	8	(2)	1,935	1,883
Personnel expenses	216	207	236	4	(8)	873	885
General and administrative expenses	126	114	100	11	26	448	395
Services (to)/from other business divisions	(5)	(5)	(5)	0	0	(17)	(10)
Depreciation and impairment of property and equipment	12	11	9	9	33	47	37
Amortization and impairment of intangible assets	2	2	2	0	0	8	8
Total operating expenses[3]	352	329	343	7	3	1,359	1,314
Business division operating profit/(loss) before tax	130	118	148	10	(12)	576	569

Key performance indicators[4]
Pre-tax profit growth (%)	10.2	(14.5)	17.5			1.2	32.3
Cost/income ratio (%)	73.0	73.6	69.9			70.2	69.8
Net new money growth (%)[5]	(5.0)	(5.1)	(2.2)			(3.4)	(2.3)

Information by business line
Operating income
Traditional investments	268	262	275	2	(3)	1,144	1,119
O’Connor and A&Q	76	54	79	41	(4)	266	268
Global real estate	86	80	84	8	2	317	293
Infrastructure and private equity	10	9	12	11	(17)	38	35
Fund services	42	42	42	0	0	171	169
Total operating income	482	447	491	8	(2)	1,935	1,883

Gross margin on invested assets (bps)
Traditional investments	21	21	22	0	(5)	22	23
O’Connor and A&Q	113	77	111	47	2	95	91
Global real estate	83	76	83	9	0	76	74
Infrastructure and private equity	50	45	60	11	(17)	48	44
Total gross margin	33	31	34	6	(3)	33	33
1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3 Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    5 Net new money excludes interest and dividend income.

32

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Information by business line (continued)

Net new money (CHF billion)[2]
Traditional investments	(7.9)	(5.5)	(2.7)			(18.5)	(11.6)
O’Connor and A&Q	(0.5)	(1.3)	(0.8)			(2.5)	(2.7)
Global real estate	0.7	(0.6)	0.4			1.2	1.3
Infrastructure and private equity	0.3	(0.1)	(0.2)			0.0	(0.2)
Total net new money	(7.3)	(7.5)	(3.3)			(19.9)	(13.3)
Net new money excluding money market flows	(4.6)	(3.9)	(3.8)			(4.8)	(5.9)
of which: from third parties	(1.5)	(3.7)	(1.4)			0.7	(0.6)
of which: from UBS’s wealth management businesses	(3.2)	(0.3)	(2.4)			(5.5)	(5.2)
Money market flows	(2.7)	(3.6)	0.5			(15.1)	(7.4)
of which: from third parties	0.7	1.2	(1.4)			(1.5)	0.9
of which: from UBS’s wealth management businesses	(3.3)	(4.7)	1.9			(13.6)	(8.3)

Invested assets (CHF billion)
Traditional investments	506	504	504	0	0	506	504
of which: money market funds	65	69	83	(6)	(22)	65	83
O’Connor and A&Q	27	27	28	0	(4)	27	28
Global real estate	42	41	40	2	5	42	40
Infrastructure and private equity	8	8	8	0	0	8	8
Total invested assets	583	580	581	1	0	583	581

Assets under administration by fund services
Assets under administration (CHF billion)[3]	432	426	410	1	5	432	410
Net new assets under administration (CHF billion)[4]	(0.1)	5.0	(4.2)			3.8	7.7
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[5]	1.7	1.8	2.1	(6)	(19)	1.8	2.2
Return on attributed equity (RoaE) (%)	30.6	26.2	28.2			32.0	25.9
Risk-weighted assets (phase-in, CHF billion)[6]	3.8	3.6	3.7	6	3	3.8	3.7
Risk-weighted assets (fully applied, CHF billion)[6]	3.7	3.5	3.6	6	3	3.7	3.6
Return on risk-weighted assets, gross (%)[7]	52.1	49.0	56.1			51.1	54.4
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0	(7)	1.4	1.5
Personnel (full-time equivalents)	3,729	3,747	3,781	0	(1)	3,729	3,781

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Net new money excludes interest and dividend income.    3  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    4  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    7  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

33

Global Asset Management

Results: 4Q13 vs 3Q13

Operating income

Total operating income was CHF 482 million compared with CHF 447 million in the prior quarter. Performance fees were higher by CHF 43 million, mainly in O’Connor and A&Q (formerly O’Connor and AIS) as well as in traditional investments and global real estate. Net management fees were CHF 8 million lower, mainly in O’Connor and A&Q.

Operating expenses

Total operating expenses were CHF 352 million compared with CHF 329 million in the prior quarter. Restructuring charges were CHF 13 million compared with CHF 12 million.

Personnel expenses were CHF 216 million compared with CHF 207 million. This increase was mainly due to higher variable compensation expenses, including the impact of changes in effective deferral rates, partly offset by lower personnel expenses related to support functions.

General and administrative expenses were CHF 126 million compared with CHF 114 million. Adjusted for restructuring charges of CHF 9 million in the fourth quarter and CHF 10 million in the third quarter, general and administrative expenses were CHF 13 million higher, mainly due to higher fund promotion activity and higher professional fees.

Cost/income ratio

The cost/income ratio was 73.0% compared with 73.6% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 70.3% compared with 70.9%, slightly above the target range of 60% to 70%.

Net new money

Excluding money market flows, net new money outflows from third parties were CHF 1.5 billion compared with CHF 3.7 billion in the prior quarter. Net inflows into global real estate and infrastructure and private equity were more than offset by net outflows from other asset classes. Regionally, net outflows from clients serviced from the Americas more than offset net inflows from clients serviced from other regions. Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 3.2 billion compared with CHF 0.3 billion in the prior quarter and were mainly from clients serviced from Switzerland, partly offset by net inflows from clients serviced from Asia Pacific.

Money market net inflows from third parties were CHF 0.7 billion compared with CHF 1.2 billion and were mainly from clients serviced from the Americas, partly offset by net outflows from clients serviced from Asia Pacific and Switzerland. Money market net outflows from clients of UBS’s wealth management businesses were CHF 3.3 billion compared with CHF 4.7 billion. These net outflows were primarily due to an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 3.2 billion in outflows from money market funds managed by Global Asset Management.

Total net new money outflows were CHF 7.3 billion compared with CHF 7.5 billion in the prior quarter. Excluding money market flows, net outflows were CHF 4.6 billion compared with CHF 3.9 billion. The annualized net new money growth rate was negative 5.0% compared with negative 5.1% in the prior quarter. The target range for the net new money growth rate is 3% to 5%.

Invested assets

Invested assets were CHF 583 billion as of 31 December 2013 compared with CHF 580 billion as of 30 September 2013. Net new money outflows, combined with negative currency translation effects of CHF 6 billion, were offset by positive market performance of CHF 16 billion.

As of 31 December 2013, CHF 65 billion, or 11%, of invested assets were money market assets and CHF 166 billion, or 28%, were in indexed strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 33 basis points compared with 31 basis points in the prior quarter due to higher performance fees. The gross margin was within the target range of 32 to 38 basis points.

Results by business line: 4Q13 vs 3Q13

Traditional investments

Operating income was CHF 268 million compared with CHF 262 million as performance fees were higher and net management fees were broadly in line with the prior quarter.

The gross margin was 21 basis points, in line with the prior quarter.

Excluding money market flows, net new money outflows from third parties were CHF 1.7 billion and net outflows from clients of UBS’s wealth management businesses were CHF 3.5 billion, resulting in net outflows of CHF 5.2 billion compared with net outflows of CHF 2.0 billion. Equities net outflows were CHF 0.9 billion compared with net inflows of CHF 0.4 billion as net inflows into indexed strategies were more than offset by net outflows from some actively managed strategies. Fixed income net outflows were CHF 3.1 billion compared with zero net flows in the prior quarter and were mainly from clients serviced from Switzerland. Multi-asset net outflows were CHF 1.2 billion compared with CHF 2.4 billion.

Invested assets were CHF 506 billion as of 31 December 2013 compared with CHF 504 billion as of 30 September 2013. By mandate type, CHF 196 billion of invested assets related to equities, CHF 135 billion related to fixed income, CHF 65 billion related

34

UBS business divisions and Corporate Center

to money markets and CHF 109 billion related to multi-asset mandates, including CHF 5 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas.

O’Connor and A&Q

During the fourth quarter, the AIS multi-manager hedge fund business was renamed A&Q hedge fund solutions (A&Q). This business will continue to be reported with O’Connor under the business line name O’Connor and A&Q.

Operating income was CHF 76 million compared with CHF 54 million in the prior quarter as higher performance fees in both A&Q multi-manager and O’Connor single-manager funds more than offset lower net management fees. As of 31 December 2013, over 90% of O’Connor and A&Q performance fee-eligible assets were above their high water marks compared with over 85% as of 30 September 2013.

The gross margin was 113 basis points compared with 77 basis points in the prior quarter due to higher performance fees.

Net new money outflows were CHF 0.5 billion compared with CHF 1.3 billion.

Invested assets were CHF 27 billion as of 31 December 2013, in line with 30 September 2013.

Global real estate

Operating income was CHF 86 million compared with CHF 80 million in the prior quarter, largely due to higher performance fees. The gross margin was 83 basis points compared with 76 basis points. Net new money inflows were CHF 0.7 billion compared with net outflows of CHF 0.6 billion. Invested assets were CHF 42 billion as of 31 December 2013 compared with CHF 41 billion as of 30 September 2013.

Infrastructure and private equity

Operating income was CHF 10 million compared with CHF 9 million in the prior quarter as higher net management fees more than offset lower performance fees. The gross margin was 50 basis points compared with 45 basis points. Net new money inflows were CHF 0.3 billion compared with net outflows of CHF 0.1 billion. Invested assets were CHF 8 billion as of 31 December 2013, in line with 30 September 2013.

Fund services

Operating income was CHF 42 million, in line with the prior quarter. The gross margin on assets under administration was 4 basis points, also in line with the prior quarter. Net new assets under administration outflows were CHF 0.1 billion compared with net inflows of CHF 5.0 billion in the prior quarter. Total assets under administration were CHF 432 billion as of 31 December 2013 compared with CHF 426 billion as of 30 September 2013.

Personnel: 4Q13 vs 3Q13

Global Asset Management employed 3,729 personnel as of 31 December 2013 compared with 3,747 as of 30 September 2013.

Investment performance

In an environment of generally strong markets, key equity strategies had a mixed fourth quarter, although a clear majority outperformed for the year as a whole, adding to their long-term records versus benchmarks. European concentrated alpha strategies outperformed for the quarter and longer term, while pan-European strategies lagged due to generally cautious positioning. In the US, both large cap and large cap growth strategies delivered quarterly performance close to benchmark, thus consolidating a strong year. The performance of Asian and emerging markets strategies in the quarter and year was negatively impacted by portfolio positioning in the financial sector, and this affected their longer-term track records as well.

Fixed income ended the year with a very strong quarter, further adding to longer-term track records versus benchmarks. In most key strategies, our general overweight credit positioning contributed positively to performance, although the contribution from duration positioning was more mixed. Emerging market debt strategies lagged as recent portfolio overweights to Brazil local debt and emerging market currencies detracted from short- and longer-term track records.

In global investment solutions, the performance of key allocation strategies was very close to benchmark for the quarter and fairly close over one and three years, and strong versus peers over all periods. For the quarter, asset allocation and currency contributed positively, while security selection detracted. Absolute return strategies achieved positive performance in the quarter and global convertibles made up some ground lost earlier in 2013.

For both O’Connor single-manager and A&Q multi-manager funds, performance in the fourth quarter closed a strong year. In global real estate, most direct and indirect strategies delivered either above-benchmark or positive absolute returns for the quarter and year, with value-add strategies in the US and UK standing out strongly. The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, improved notably over one and three years compared with the prior quarter-end and was steady over five years. Across all asset classes, and on an asset-weighted basis, 62% of fund assets ranked in the top two quartiles over one year, 75% over three years and 72% over five years.

35

Global Asset Management

Investment performance – key composites versus benchmarks

The table below is representative of the investment performance for approximately 45% of Global Asset Management’s CHF 270 billion actively managed invested assets in traditional investments as of 31 December 2013. This figure excludes CHF 166 billion in indexed investments, CHF 65 billion in actively managed money market funds and CHF 82 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	–	+	–	–
Pan European Equity Composite vs. MSCI Europe Index (net)	–	–	–	+
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	+	+	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	–	+
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	–	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	–	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	–	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	–	+
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	–	–	–	+
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	+	–	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	–	–	+

1 Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs Consumer Price Index.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table below shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 93 billion as of 31 December 2013. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	51	61	47
Fixed income	39	68	64
Multi-asset	86	89	82
Real estate and alternative	88	84	100
Total	62	75	72

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 9 January 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net-of-fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

36

UBS business divisions and Corporate Center

Investment Bank

The Investment Bank recorded a profit before tax of CHF 297 million in the fourth quarter of 2013 compared with CHF 251 million in the third quarter. Adjusted for restructuring charges, profit before tax was CHF 386 million compared with CHF 335 million. This increase was mainly due to higher revenues in Corporate Client Solutions, partly offset by an increase in operating expenses. Fully applied Basel III risk-weighted assets (RWA) increased to CHF 62 billion from CHF 59 billion. The increase was due to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, partly offset by reductions in credit risk and market risk RWA.

Business division reporting1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Corporate Client Solutions	706	505	763	40	(7)	2,979	2,826
Advisory	198	113	180	75	10	588	638
Equity Capital Markets	243	164	195	48	25	1,142	777
Debt Capital Markets	208	185	298	12	(30)	888	1,009
Financing Solutions	120	112	170	7	(29)	599	685
Risk Management	(63)	(70)	(80)	(10)	(21)	(239)	(283)
Investor Client Services	1,156	1,202	847	(4)	36	5,619	4,319
Equities	858	890	542	(4)	58	4,030	2,532
Foreign Exchange, Rates and Credit	297	312	304	(5)	(2)	1,590	1,787
Income	1,862	1,707	1,610	9	16	8,599	7,144
Credit loss (expense)/recovery	(1)	0	(5)		(80)	2	0
Total operating income	1,861	1,707	1,604	9	16	8,601	7,144
Personnel expenses	860	878	1,194	(2)	(28)	3,984	4,539
General and administrative expenses	629	510	607	23	4	2,040	2,312
Services (to)/from other business divisions	(5)	2	0			3	(202)
Depreciation and impairment of property and equipment	75	63	43	19	74	260	214
Amortization and impairment of intangible assets	5	3	2	67	150	14	13
Total operating expenses[2]	1,563	1,456	1,847	7	(15)	6,300	6,877
Business division operating profit/(loss) before tax	297	251	(243)	18		2,300	267

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

37

Investment Bank

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Key performance indicators[2]
Pre-tax profit growth (%)[3]	18.3	(67.6)	N/A			761.4	N/A
Cost/income ratio (%)	83.9	85.3	114.7			73.3	96.3
Return on attributed equity (RoaE) (%)	15.2	12.6	(12.2)			28.7	2.4
Return on assets, gross (%)	3.1	2.6	2.4			3.3	2.4
Average VaR (1-day, 95% confidence, 5 years of historical data)[4]	11	10	23	10	(52)	13	30

Additional information
Total assets (CHF billion)[5]	241.1	246.1	261.5	(2)	(8)	241.1	261.5
Average attributed equity (CHF billion)[6]	7.8	8.0	8.0	(3)	(3)	8.0	10.9
Risk-weighted assets (phase-in, CHF billion)[7]	62.6	59.6	64.9	5	(4)	62.6	64.9
Risk-weighted assets (fully applied, CHF billion)[7]	62.3	59.2	64.3	5	(3)	62.3	64.3
Return on risk-weighted assets, gross (%)[8]	12.2	10.7	13.1			13.2	12.8
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	46.2	51.4	74.2			46.3	63.5
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.2	0.4	0.3			0.2	0.3
Personnel (full-time equivalents)	11,615	11,877	13,595	(2)	(15)	11,615	13,595

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012. In the third quarter of 2013, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our third quarter 2013 report for more information.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Average VaR has not been restated for periods prior to 2013.    5  Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment Reporting” in the “Financial information” section of this report for more information.    6  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    8  Based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 4Q13 vs 3Q13

Operating income

Total operating income increased 9% to CHF 1,861 million from CHF 1,707 million as a result of higher revenues in Corporate Client Solutions, partly offset by a small decrease in Investor Client Services revenues. The increase in Corporate Client Solutions revenues was mainly due to higher advisory and equity capital market revenues as global capital market activity improved. Investor Client Services revenues declined mainly due to lower equities revenues. In US dollar terms, total operating income increased 11%.

Operating expenses

Total operating expenses increased 7% to CHF 1,563 million compared with CHF 1,456 million, mainly due to higher general and administrative expenses, partly offset by lower variable compensation expenses. Adjusted for restructuring charges of CHF 89 million in the fourth quarter and CHF 84 million in the prior quarter, operating expenses increased 7% to CHF 1,474 million from CHF 1,372 million. In US dollar terms, adjusted operating expenses increased 10%.

Personnel expenses decreased to CHF 860 million from CHF 878 million, largely due to lower variable compensation expenses, despite changes in effective deferral rates. The fourth quarter included restructuring charges of CHF 12 million compared with CHF 9 million in the prior quarter. On an adjusted basis, personnel expenses decreased to CHF 848 million from CHF 869 million.

General and administrative expenses increased to CHF 629 million from CHF 510 million, mainly due to a charge of CHF 55 million for the annual UK bank levy and higher professional fees. The fourth quarter included restructuring charges of CHF 63 million compared with restructuring charges of CHF 69 million in the prior quarter. On an adjusted basis, general and administrative expenses increased to CHF 566 million from CHF 441 million.

38

UBS business divisions and Corporate Center

Cost/income ratio

The cost/income ratio improved to 83.9% from 85.3%. On an adjusted basis, the cost/income ratio improved to 79.2% from 80.4% and was within our target range of 65% to 85%.

Risk-weighted assets

Fully applied Basel III RWA increased to CHF 62 billion as of 31 December 2013 from CHF 59 billion as of 30 September 2013. The increase was due to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, partly offset by reductions in credit risk and market risk RWA. RWA were within our target of less than CHF 70 billion.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets decreased to CHF 162 billion as of 31 December 2013 from CHF 172 billion as of 30 September 2013 and were within our target of less than CHF 200 billion. This decline was mainly due to lower lending assets in Corporate Client Solutions and a reduction in trading portfolio assets in our foreign exchange, rates and credit business.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Return on attributed equity (RoaE) for the fourth quarter was 15.2%, and 19.8% on an adjusted basis. RoaE for 2013 was 28.7%, and 30.6% on an adjusted basis, consistent with our target of more than 15%.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 4Q13 vs 3Q13

Corporate Client Solutions

Corporate Client Solutions revenues increased 40% to CHF 706 million from CHF 505 million, with improved performance across all regions, in line with higher global capital market activity. In US dollar terms, revenues increased 43%.

Advisory revenues increased 75% to CHF 198 million from CHF 113 million, mainly reflecting an increase in revenues from private transactions. In addition, revenues rose as the market fee pool, which excludes revenues from private transactions, increased 24%.

Equity capital markets revenues increased 48% to CHF 243 million from CHF 164 million, as the market fee pool increased 62%.

Debt capital markets revenues increased 12% to CHF 208 million from CHF 185 million, due to higher revenues in both investment grade and leveraged finance as market activity improved.

Financing solutions revenues increased 7% to CHF 120 million compared with CHF 112 million. Revenues from the structured financing business increased, partly offset by a decline in real estate finance revenues.

Risk management revenues improved to negative CHF 63 million from negative CHF 70 million, mainly due to lower mark-to-market losses on hedges, as credit spreads tightened less relative to the prior quarter.

Investor Client Services

Investor Client Services revenues decreased 4% to CHF 1,156 million from CHF 1,202 million. In US dollar terms, revenues declined 2%.

Equities

Equities revenues decreased to CHF 858 million from CHF 890 million, mainly due to seasonally slower market activity in derivatives, partly offset by higher revenues in financing services.

Cash revenues increased to CHF 317 million compared with CHF 312 million, mainly due to higher client trading revenues.

Derivatives revenues declined to CHF 238 million from CHF 290 million. Revenues were impacted by seasonally slower market activity and a weaker trading performance across all regions.

Financing services revenues rose to CHF 299 million from CHF 285 million, as a result of higher trading revenues in equity finance and an increase in clearing and execution revenues.

Other equities revenues of CHF 4 million were in line with the prior quarter.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 297 million from CHF 312 million, mainly due to lower foreign exchange revenues.

Foreign exchange revenues declined, primarily due to a decrease in revenues from the emerging market short-term interest rate business, stemming from lower liquidity and reduced client risk appetite.

Rates and credit revenues increased slightly. Revenues in the flow business increased but were offset by a weaker performance in the solutions businesses. The fourth quarter included negative debit valuation adjustments of CHF 11 million compared with negative debit valuation adjustments of CHF 15 million in the prior quarter.

Personnel: 4Q13 vs 3Q13

The Investment Bank employed 11,615 personnel as of 31 December 2013, a decrease of 262 compared with 11,877 as of 30 September 2013, mainly as a result of our ongoing cost reduction programs.

39

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Income excluding own credit	(411)	(149)	271	176		(380)	2,029
Own credit[2]	(94)	(147)	(414)	(36)	(77)	(283)	(2,202)
Credit loss (expense)/recovery[3]	11	(1)	15		(27)	3	(78)
Total operating income	(495)	(297)	(128)	67	287	(660)	(251)
Personnel expenses	231	196	283	18	(18)	939	910
General and administrative expenses	244	662	2,198	(63)	(89)	2,443	2,837
Services (to)/from other business divisions	28	12	22	133	27	67	355
Depreciation and impairment of property and equipment	12	4	15	200	(20)	55	51
Impairment of goodwill	0	0	0			0	3,030
Amortization and impairment of intangible assets	1	1	0	0		3	28
Total operating expenses[4]	516	875	2,519	(41)	(80)	3,507	7,210
Operating profit/(loss) before tax	(1,011)	(1,172)	(2,647)	(14)	(62)	(4,167)	(7,461)

Additional information
Average attributed equity (CHF billion)[5]	21.4	23.4	20.8	(9)	3	23.3	23.1
Total assets (CHF billion)[6]	457.9	487.1	691.5	(6)	(34)	457.9	691.5
Risk-weighted assets (phase-in, CHF billion)[7]	84.9	87.2	119.3	(3)	(29)	84.9	119.3
Risk-weighted assets (fully applied, CHF billion)[7]	84.2	86.6	118.7	(3)	(29)	84.2	118.7
Personnel before allocations (full-time equivalents)	24,082	24,333	25,892	(1)	(7)	24,082	25,892
Allocations to business divisions (full-time equivalents)	(21,441)	(21,586)	(23,100)	(1)	(7)	(21,441)	(23,100)
Personnel after allocations (full-time equivalents)	2,640	2,747	2,792	(4)	(5)	2,640	2,792

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2013 amounts to CHF 0.6 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3 Includes credit loss (expense)/recovery on reclassified and acquired securities.    4 Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6 Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.

40

UBS business divisions and Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 565 million in the fourth quarter of 2013 compared with a loss of CHF 479 million in the third quarter. The fourth quarter loss was mainly due to treasury income remaining in Corporate Center – Core Functions of negative CHF 343 million, an own credit loss of CHF 94 million and operating expenses remaining in Corporate Center – Core Functions of CHF 200 million. These negative effects were partly offset by gains of CHF 61 million on sales of real estate.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Treasury income remaining in Corporate Center – Core Functions	(343)	(219)	149	57		(902)	688
Own credit[2]	(94)	(147)	(414)	(36)	(77)	(283)	(2,202)
Other	72	169	80	(57)	(10)	178	(175)
Total operating income	(365)	(197)	(185)	85	97	(1,007)	(1,689)
Personnel expenses	119	88	85	35	40	424	282
General and administrative expenses	71	204	1,556	(65)	(95)	422	1,696
Services (to)/from other business divisions	5	(5)	2		150	1	21
Depreciation and impairment of property and equipment	4	(5)	3		33	0	9
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[3]	200	282	1,646	(29)	(88)	847	2,008
Operating profit/(loss) before tax	(565)	(479)	(1,831)	18	(69)	(1,854)	(3,698)

Additional information
Average attributed equity (CHF billion)[4]	13.7	13.7	4.9	0	180	12.5	6.6
Total assets (CHF billion)[5]	247.4	231.6	262.9	7	(6)	247.4	262.9
Risk-weighted assets (phase-in, CHF billion)[6]	21.3	18.7	16.7	14	28	21.3	16.7
Risk-weighted assets (fully applied, CHF billion)[6]	20.7	18.0	16.2	15	28	20.7	16.2
Personnel before allocations (full-time equivalents)	23,860	24,088	25,351	(1)	(6)	23,860	25,351
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time equivalents)	(22,804)	(22,949)	(24,863)	(1)	(8)	(22,804)	(24,863)
Personnel after allocations (full-time equivalents)	1,055	1,139	488	(7)	116	1,055	488

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	1,044	992	1,121	5	(7)	4,199	4,110
General and administrative expenses	1,113	1,163	2,515	(4)	(56)	4,327	5,302
Depreciation and impairment of property and equipment	206	178	176	16	17	761	647
Amortization and impairment of intangible assets	1	1	0	0		4	2
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,364	2,334	3,813	1	(38)	9,291	10,060
Net allocations to business divisions	(2,165)	(2,052)	(2,167)	6	0	(8,444)	(8,052)
Total operating expenses[3]	200	282	1,646	(29)	(88)	847	2,008

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 December 2013 amounts to CHF 0.6 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.

41

Corporate Center

Results

Operating income

Total operating income was negative CHF 365 million in the fourth quarter. Treasury income remaining in Corporate Center – Core Functions of negative CHF 343 million and an own credit loss on financial liabilities designated at fair value of CHF 94 million were partly offset by income related to other items of CHF 72 million. Total operating income in the prior quarter was negative CHF 197 million.

è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 343 million. The fourth quarter included central funding costs of CHF 149 million which were retained in Group Treasury. In addition, the fourth quarter included losses of CHF 105 million from cross-currency basis swaps which are held as economic hedges, as well as a net loss of CHF 75 million related to the buyback of debt in a public tender offer. Furthermore, we realized losses of CHF 37 million on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury in the third quarter, foreign currency translation losses of CHF 24 million and a loss of CHF 10 million related to our macro cash flow hedge models. These negative effects were partly offset by trading gains of CHF 44 million on derivative instruments which are used to economically hedge financial investments available-for-sale.

Compared with the prior quarter, treasury income remaining in Corporate Center – Core Functions declined to negative CHF 343 million from negative CHF 219 million. This decline was mainly due to increased losses from cross-currency basis swaps of CHF 105 million compared with CHF 32 million, as well as the fourth quarter net loss of CHF 75 million related to the buyback of debt in a public tender offer. These negative effects were partly offset by trading gains of CHF 44 million on derivative instruments which are used to economically hedge financial investments available-for-sale compared with losses of CHF 17 million in the prior quarter. Central funding costs of CHF 149 million retained in Group Treasury decreased slightly compared with CHF 156 million in the prior quarter.

è	Refer to the “Liquidity and funding management” section of this report for more information on funding costs.

The fourth quarter included an own credit loss on financial liabilities designated at fair value of CHF 94 million, primarily due to a tightening of our funding spreads. The prior quarter included an own credit loss on financial liabilities of CHF 147 million.

Operating income excluding own credit and treasury income was CHF 72 million in the fourth quarter, largely due to gains on sales of real estate of CHF 61 million and a credit of CHF 34 million related to the partial release of a provision for litigation, regulatory and similar matters which was recorded as other income. These positive effects were partly offset by CHF 23 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition. Compared with the prior quarter, income related to other items decreased to CHF 72 million from CHF 169 million, mainly due to lower gains on sales of real estate.

Operating expenses before service allocations

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses increased by CHF 30 million to CHF 2,364 million in the fourth quarter. Restructuring charges were CHF 177 million compared with CHF 173 million in the prior quarter. Excluding restructuring charges, adjusted operating expenses before service allocations increased by CHF 26 million to CHF 2,187 million.

Personnel expenses increased by CHF 52 million to CHF 1,044 million, mainly due to higher variable compensation expenses and a lower credit related to untaken vacation accruals, partly offset by the effect of further headcount reductions related to our ongoing cost reduction programs.

General and administrative expenses decreased by CHF 50 million to CHF 1,113 million. On an adjusted basis, excluding net restructuring charges of CHF 119 million in the fourth quarter and CHF 128 million in the third quarter, general and administrative expenses decreased by CHF 41 million, largely due to CHF 161 million lower charges for provisions for litigation, regulatory and similar matters. This decrease was partly offset by increased information technology-related expenses and marketing and consultancy costs as well as higher business outsourcing activities.

Depreciation and impairment of property and equipment increased to CHF 206 million from CHF 178 million, mainly due to real estate-related restructuring charges as well as the impairment of capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,165 million for shared services costs, an increase of CHF 113 million, primarily related to the abovementioned cost increases.

Operating expenses after service allocations

Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio decreased to CHF 200 million from CHF 282 million. This decrease was mainly due to a decline in charges for provisions for litigation, regulatory and similar matters to zero from CHF 161 million, partly offset by an under-recovery of costs in the fourth quarter. Certain cost allocations to the business divisions and Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference (“over-recovery/under-recovery”) between Corporate Center – Core Functions costs actually incurred and charges to the business divisions and Non-core and Legacy Portfolio.

The remaining operating expenses were mainly related to Group governance functions and other corporate activities.

42

UBS business divisions and Corporate Center

Risk-weighted assets

Fully applied RWA were CHF 21 billion as of 31 December 2013, CHF 3 billion higher than at the end of the prior quarter, due to incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets

Personnel

As of 31 December 2013, Corporate Center – Core Functions employed 23,860 personnel, compared with 24,088 at the end of the prior quarter. The decrease of 228 personnel compared with 30 September 2013 was mainly related to our ongoing cost reduction programs. As of 31 December 2013, 22,804 personnel were allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. The 1,055 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities.

43

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 446 million in the fourth quarter of 2013 compared with a loss of CHF 693 million in the third quarter. Total operating expenses were CHF 317 million and included a charge of CHF 68 million for the annual UK bank levy. Operating income was negative CHF 130 million, mainly due to a negative debit valuation adjustment (DVA) as well as unwind and novation activity in Non-core. Fully applied risk-weighted assets (RWA) decreased by CHF 5 billion to CHF 64 billion as a CHF 12 billion combined reduction in credit risk and market risk RWA was partly offset by a CHF 7 billion increase in operational risk RWA, mainly resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Non-core	(104)	(120)	31	(13)		(50)	1,135
Legacy Portfolio	(36)	21	12			394	381
of which: SNB StabFund option	(28)	74	94			412	539
Income	(140)	(99)	43	41		344	1,516
Credit loss (expense)/recovery[2]	11	(1)	15		(27)	3	(78)
Total operating income	(130)	(100)	57	30		347	1,439
Personnel expenses	112	109	198	3	(43)	515	628
General and administrative expenses	173	458	642	(62)	(73)	2,022	1,141
Services (to)/from other business divisions	23	17	20	35	15	65	335
Depreciation and impairment of property and equipment	8	9	13	(11)	(38)	55	41
Impairment of goodwill	0	0	0			0	3,030
Amortization and impairment of intangible assets	1	1	1	0	0	3	28
Total operating expenses[3]	317	593	873	(47)	(64)	2,660	5,202
Operating profit/(loss) before tax	(446)	(693)	(816)	(36)	(45)	(2,312)	(3,764)
Additional information
Average attributed equity (CHF billion)[4]	7.7	9.7	15.9	(21)	(52)	10.8	16.5
Total assets (CHF billion)[5]	210.5	255.5	428.6	(18)	(51)	210.5	428.6
Risk-weighted assets (phase-in, CHF billion)[6]	63.5	68.6	102.5	(7)	(38)	63.5	102.5
Risk-weighted assets (fully applied, CHF billion)[6]	63.5	68.6	102.5	(7)	(38)	63.5	102.5
Personnel after allocations (full-time equivalents)	1,585	1,608	2,304	(1)	(31)	1,585	2,304

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.     2 Includes credit loss (expense)/recovery on reclassified and acquired securities.     3 Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.     4 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     5 Based on third-party view, i.e., without inter-company balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.     6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.

44

UBS business divisions and Corporate Center

Operating income by business unit

Non-core

Total income was negative CHF 104 million in the fourth quarter, mainly due to a negative DVA of CHF 68 million. Furthermore, rates revenues were negative CHF 66 million following unwind and novation activity. This was partly offset by positive credit revenues of CHF 19 million which included gains of CHF 42 million in structured credit due to valuation model recalibrations and risk reductions from unwinding bespoke collateralized debt obligations (CDO) and associated hedges, as well as gains on distressed assets, partly offset by the cost of unwinding the aforementioned CDO and associated hedges.

Compared with the prior quarter, income in Non-core improved to negative CHF 104 million from negative CHF 120 million.

Legacy Portfolio

Total income was negative CHF 36 million in the fourth quarter. We exercised our option to acquire the SNB StabFund’s equity and recorded an option valuation gain of CHF 3 million prior to the exercise. Furthermore, trading revenue decreased to reflect an interest charge of CHF 34 million relating to tax obligations of the SNB StabFund. Legacy Portfolio income excluding the SNB Stab-Fund option was negative CHF 8 million.

Compared with the prior quarter, Legacy Portfolio income decreased to negative CHF 36 million from positive CHF 21 million, mainly as the third quarter included a gain of CHF 69 million due to the revaluation of our option to acquire the SNB StabFund’s equity.

Credit loss expense/recovery

In the fourth quarter, we recorded credit loss recoveries of CHF 11 million, mainly in Legacy Portfolio, due to sales and redemptions of student loan auction rate securities impaired in prior periods. Net credit loss expenses were CHF 1 million in the prior quarter.

Operating expenses

Total operating expenses decreased to CHF 317 million from CHF 593 million in the prior quarter.

Personnel expenses increased by CHF 3 million to CHF 112 million, mainly due to restructuring charges of CHF 9 million in the fourth quarter compared with zero in the prior quarter, partly offset by reduced expenses related to further headcount reductions.

General and administrative expenses decreased by CHF 285 million to CHF 173 million, as charges for provisions for litigation,

regulatory and similar matters declined to CHF 5 million from CHF 350 million. This was partly offset by a charge of CHF 68 million for the annual UK bank levy in the fourth quarter.

Risk-weighted assets

Fully applied RWA for Corporate Center – Non-core and Legacy Portfolio decreased by CHF 5 billion to CHF 64 billion. RWA were within our target of less than CHF 85 billion for year-end 2013.

Non-core RWA decreased by CHF 6 billion to CHF 33 billion as a result of continued activity targeted at reducing over-the-counter derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations or trade compressions. Furthermore, RWA declined due to the sale of distressed assets. These reductions were partly offset by the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

Legacy Portfolio RWA increased by CHF 1 billion to CHF 31 billion, as an operational risk RWA increase primarily resulting from the supplemental operational risk capital analysis referred to above more than offset reductions due to sales and redemptions of student loan auction rate securities and bonds within the reference-linked notes portfolios.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” within the “Risk and treasury management” section of this report for more information on risk-weighted assets

Balance sheet assets

Balance sheet assets decreased to CHF 211 billion as of 31 December 2013 from CHF 256 billion as of 30 September 2013. The reduction was mainly due to a CHF 40 billion reduction in positive replacement values, largely in Non-core, as a result of significant ongoing unwind, novation and compression activity during the quarter. Funded assets decreased by CHF 5 billion, mainly due to sales of distressed assets and bonds in Non-core as well as sales and redemptions of student loan auction rate securities in the Legacy Portfolio.

Personnel

As of 31 December 2013, a total of 1,585 personnel were employed within Non-core and Legacy Portfolio compared with 1,608 as of 30 September 2013. Front office personnel decreased to 222 from 245 and personnel allocated from centralized shared services units remained stable at 1,363.

45

Risk and treasury management Management report

Risk management and control

Risk management and control

Credit risk exposures in our business divisions and Corporate Center – Core Functions were broadly unchanged over the quarter. Market risks generated in our trading businesses remained at low levels. Within our Non-core and Legacy Portfolio, we continued to actively manage down credit risks. The firm continues to be subject to operational risks, including those arising from litigation, regulatory or similar matters.

	Risk profile of the Group		Tables
49	Banking products	49	Allowances and provisions for credit losses
49	Traded products
51	Market risk	50	Group: management VaR by business division and Corporate Center
		50	Group: management VaR by risk type
51	Interest rate risk in the banking book	51	Interest rate sensitivity – banking book
51	Exposures to selected eurozone countries	52	Exposures to selected eurozone countries
		53	Exposures from single-name CDS referencing Greece, Italy, Ireland, Portugal or Spain
53	Operational risk

	Risk profile excluding CC – Non-core and Legacy Portfolio
54	Banking products	56	Allowances and provisions for credit losses
54	Wealth Management	57	Composition of Wealth Management loan portfolio, gross
54	Wealth Management Americas	57	Composition of Wealth Management Americas loan portfolio, gross
55	Retail & Corporate	57	Composition of Retail & Corporate loan portfolio, gross
55	Global Asset Management
55	Investment Bank	57	Investment Bank: banking products
		58	Investment Bank: distribution of net banking products exposure, across internal UBS rating and LGD buckets
55	Corporate Center – Core Functions
58	Market risk	58	Group, excluding CC – Non-core and Legacy Portfolio: management VaR by risk type

	CC – Non-core and Legacy Portfolio
59	Non-core	60	Composition of Non-core
59	Legacy Portfolio	61	Composition of Legacy Portfolio

48

Risk and treasury management

Risk profile of the Group

This section provides an overview of credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), exposures to selected eurozone countries and operational risk across the Group as of 31 December 2013.

Banking products

Gross banking products exposures decreased by CHF 7 billion to CHF 458 billion over the quarter, of which CHF 288 billion related to loans. The majority of these loan exposures were within our Retail & Corporate and wealth management businesses and were secured by residential and commercial properties or by securities.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on credit risk, impairment and default

Traded products

Credit risk arising from traded products, after reflecting the effects of master netting agreements but excluding credit valuation adjustments and hedges, decreased slightly by CHF 1 billion to CHF 50 billion. The majority of the credit risk arising from traded products related to over-the-counter derivatives, primarily within Non-core and Legacy Portfolio and the Investment Bank. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio is provided.

Allowances and provisions for credit losses1

	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
CHF million, except where indicated	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13

Group
Balances with central banks	78,905	77,804							0.0	0.0
Due from banks	16,754	19,745	41	41	14	16			0.2	0.2
Loans	279,292	279,701	1,067	1,086	632	595	232	246	0.4	0.4
Guarantees	18,330	18,757	76	84	61	59	2	10	0.4	0.4
Loan commitments	44,716	47,284	23	17			0	0	0.1	0.0
Banking products Group, excluding CC – Non-core and Legacy Portfolio	437,997	443,290	1,206	1,228	707	671	234	256	0.3	0.3
Banking products Non-core	11,735	11,850	35	49	10	12			0.3	0.4
Banking products Legacy Portfolio[4]	7,788	9,519	60	128	11	36	44	93	0.8	1.3
Banking products CC – Non-core and Legacy Portfolio	19,523	21,369	95	177	21	47	44	93	0.5	0.8
Total banking products	457,520	464,659	1,300	1,405	727	718	279	349	0.3	0.3

1  Excludes allowances for securities borrowed.    2   Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 20 million (30 September 2013: CHF 36 million) in collective loan loss allowances for credit losses.    4   Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

49

Risk management and control

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data)

by business division and Corporate Center

	For the quarter ended 31.12.13						For the quarter ended 30.9.13
CHF million	Min.		Max.		Average	31.12.13	Min.		Max.		Average	30.9.13
Wealth Management	0		0		0	0	0		0		0	0
Wealth Management Americas	1		2		1	2	1		2		1	1
Retail & Corporate	0		0		0	0	0		0		0	0
Global Asset Management	0		0		0	0	0		0		0	0
Investment Bank	7		22		11	10	7		14		10	12
Corporate Center – Core Functions	3		6		4	4	3		7		4	4
Diversification effect[2]	–	[1]	–	[1]	(4)	(5)	–	[1]	–	[1]	(5)	(5)
Group, excluding CC – Non-core and Legacy Portfolio	8		25		12	10	8		15		11	12
Non-core	8		12		10	9	9		13		11	11
Legacy Portfolio	4		6		5	5	6		8		7	6
Diversification effect[3]	–	[1]	–	[1]	(4)	(3)	–	[1]	–	[1]	(5)	(5)
CC – Non-core and Legacy Portfolio	9		13		11	11	10		14		12	12
Diversification effect[4]	–	[1]	–	[1]	(9)	(10)	–	[1]	–	[1]	(9)	(8)
Total management VaR, Group	10		25		14	11	12		18		14	16
1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3  Difference between the sum of the two standalone VaRs for “Non-core” and “Legacy Portfolio” and the VaR for these two portfolios as a whole.    4   Difference between the sum of the two standalone VaRs for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the VaR for the Group as a whole.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 31.12.13						For the quarter ended 30.9.13
CHF million, except where indicated	Min.		Max.		Average	31.12.13	Min.		Max.		Average	30.9.13
Equities	6		16		9	7	7		12		9	9
Interest rates	7		12		9	8	8		12		10	10
Credit spreads	10		16		13	10	14		17		15	15
Foreign exchange	2		7		3	3	2		7		4	4
Energy, metals and commodities	2		3		2	2	1		2		2	2
Diversification effect	–	[1]	–	[1]	(22)	(19)	–	[1]	–	[1]	(25)	(24)
Total management VaR, Group	10		25		14	11	12		18		14	16
Diversification effect (%)					(61)	(64)					(63)	(59)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

50

Risk and treasury management

Interest rate sensitivity – banking book 1, 2

	31.12.13
CHF million	–200 bps	–100 bps	+1bp	+100 bps	+200 bps
CHF	(9.6)	13.7	0.1	14.5	32.0
EUR	73.9	47.3	(0.6)	(55.4)	(105.9)
GBP	21.5	14.2	(0.3)	(25.8)	(51.0)
USD	100.1	(40.6)	3.0	301.0	610.0
Other	(6.2)	(5.6)	0.1	5.6	11.6
Total impact on interest rate-sensitive banking book positions	179.7	29.0	2.4	239.8	496.7

	30.9.13
CHF million	–200 bps	–100 bps	+1bp	+100 bps	+200 bps
CHF	(14.3)	14.1	0.2	19.1	39.2
EUR	79.2	46.5	(0.6)	(54.5)	(104.8)
GBP	(2.4)	(3.2)	(0.0)	(3.9)	(6.7)
USD	114.0	(37.4)	2.9	292.7	585.4
Other	(17.2)	(14.8)	0.3	26.9	53.6
Total impact on interest rate-sensitive banking book positions	159.2	5.1	2.8	280.3	566.8

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.    2  In the fourth quarter of 2013, we removed the sensitivity of the debit valuation adjustment to interest rate movements from this table, as this sensitivity is not considered to be part of the banking book for regulatory capital purposes; prior periods have been restated. The net effect of this exclusion for the –200, –100, +1, +100 and +200 basis point shocks for 30 September 2013 was CHF (28.9), (20.8), (0.2), 19.5 and 39.0 million respectively.

Market risk

Market risk, measured as 1-day, 95% confidence level management value-at-risk (VaR), decreased by CHF 5 million to CHF 11 million and remains at low levels by historical standards. There were no material changes to our VaR model in the fourth quarter of 2013 and there were no group backtesting exceptions in the fourth quarter or in the 12 months preceding the end of the quarter.

The tables on the previous page show VaR statistics for the Group as a whole, for the Group excluding Non-core and Legacy Portfolio and for each business division and the Corporate Center units on a standalone basis, as well as VaR statistics by risk type.

Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minimums and maximums for each level may well occur on different days, and likewise the VaR for each business line or risk type may well be driven by different days in the historical time-series.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on market risk and VaR

Interest rate risk in the banking book

The interest rate risk sensitivity figures presented in the table above represent the effects of +1, ±100 and ±200-basis-point parallel moves in yield curves on the present values of future cash flows, irrespective of accounting treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in nonlinear behavior of the sensitivity, in particular in US dollar when combined with pre-payment risk on US mortgages and related products.

è	Refer to the “Non-trading portfolios” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on interest rate risk in the banking book

Exposures to selected eurozone countries

We continue to monitor and manage closely our exposures to peripheral European countries. Our direct exposures to Greece, Italy, Ireland, Portugal and Spain remain limited, but we nevertheless remain vigilant regarding the potential broader implications of adverse developments in the eurozone.

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies on 31 December 2013. Following the downgrade of its credit rating by Standard & Poor’s from AAA to AA+ in November 2013, the Netherlands has been added to this disclosure. The table shows a risk view of gross and net exposures split by sovereign, agencies and central banks, local governments, banks and other (including corporates, insurance companies and funds). Exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other”.

è	Refer to the “Country risk” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for information on our country risk framework and related exposure measures

51

Risk management and control

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.12.13		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	10,291	9,469	1,955	1,257	751	2,406	2,283	5,930
Sovereign, agencies and central bank	5,653	5,530	56	56		260	137	5,337
Local governments	15	15	6	6		3	3	6
Banks	1,438	1,438	219	219		1,016	1,016	203
Other[2]	3,185	2,486	1,674	975		1,127	1,127	384
Netherlands	7,616	6,878	2,080	1,408	326	734	667	4,803
Sovereign, agencies and central bank	3,166	3,166	1	1		62	62	3,103
Local governments	0	0				0	0
Banks	1,117	1,117	643	643		449	449	25
Other[2]	3,334	2,595	1,436	764		223	156	1,675
Italy	3,982	3,273	1,775	1,070	888	633	629	1,574
Sovereign, agencies and central bank	881	881	37	37		67	67	776
Local governments	138	138				92	92	46
Banks	1,048	1,048	366	366		120	120	562
Other[2]	1,916	1,207	1,373	667		354	350	189
Spain	2,341	1,579	810	198	133	396	246	1,135
Sovereign, agencies and central bank	222	222	20	20				201
Local governments	13	13				7	7	5
Banks	255	255	59	59		176	176	21
Other[2]	1,851	1,089	731	119		213	63	908
Austria	1,581	1,360	53	53	16	709	487	820
Sovereign, agencies and central bank	1,198	977	12	12		585	364	601
Local governments	1	1				1	1	1
Banks	342	342	20	20		120	120	202
Other[2]	40	40	21	21		3	3	16
Ireland[3]	1,051	1,051	136	136	1	614	614	301
Sovereign, agencies and central bank	38	38				0	0	38
Local governments
Banks	243	243	108	108		31	31	104
Other[2]	770	770	29	29		583	583	158
Belgium	642	642	169	169	41	129	129	344
Sovereign, agencies and central bank	252	252	4	4		71	71	176
Local governments
Banks	142	142	87	87		30	30	24
Other[2]	249	249	78	78		28	28	143
Portugal	180	57	125	3	2	13	13	42
Sovereign, agencies and central bank
Local governments
Banks	20	20	2	2		13	13	4
Other[2]	160	37	123	0		0	0	37
Greece	50	50	5	5	5	4	4	41
Sovereign, agencies and central bank	23	23						23
Local governments
Banks	9	9	5	5		4	4	0
Other[2]	19	19	0	0		0	0	18
Other	195	195	120	120	32	71	71	5

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 35 million (of which: Malta CHF 13 million, Austria CHF 9 million and France CHF 5 million).    2 Includes corporates, insurance companies and funds.    3 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

52

Risk and treasury management

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.12.13	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	751	(16)	0	0	0	0	(728)	19	240	(217)	14	(11)
Italy	35,539	238	272	0	158	(1)	(33,954)	(436)	6,491	(4,907)	172	(370)
Ireland	4,216	(32)	13	0	0	0	(4,067)	58	1,409	(1,259)	57	(31)
Portugal	4,485	128	138	5	0	0	(4,319)	(135)	1,273	(1,107)	66	(73)
Spain	15,099	(133)	286	43	100	40	(14,364)	109	4,470	(3,736)	136	(160)
Total	60,090	185	709	47	258	40	(57,433)	(385)	13,884	(11,226)	445	(645)

Operational risk

During the fourth quarter, we continued to focus on further developing and refining an integrated and responsive front-to-back representation of our activities, core controls and risk exposure across functions, as well as enhancing the underlying operational risk analytical techniques throughout the organization. Global campaigns to advance the skills of operational risk managers and controllers and to strengthen our risk and control culture support these initiatives.

The program to significantly broaden independent management testing of key controls, with an initial focus on the areas of compliance, financial reporting and information technology, continued during the fourth quarter. Its main purpose is to strengthen the operational risk framework by focusing attention on the controls that are most important for the sustainable success of our businesses and by providing an additional layer of challenge and reassurance over the operating effectiveness of these controls with feedback provided to the control owners. The program is supported by a further expansion of system-supported processes to ensure continued increases in efficiency in our operational risk framework.

Efforts are ongoing to extend the use of scenario analysis at all levels and to operationalize the use of risk appetite statements, both as an element of global risk assessments and to provide input for strategic business decisions. Implementation of the regulatory remediation process to ensure consistent and standardized oversight of all regulatory remediation activities was completed. Increased focus has been placed on improving our monitoring and surveillance capabilities, and multiple security programs have been initiated to address the evolving threat of cyber-criminal activity.

Notable progress was made in the fourth quarter on the remediation of the existing portfolio of Group Significant Operational Risk Issues, which are the operational risk issues considered to be of strategic concern to the firm and owned by members of the Group Executive Board. This has resulted in the completion of a significant number of programs, including the Investment Bank’s unauthorized trading incident remediation program, which has enhanced our ability to detect or prevent unauthorized trading activities. The annual review of the parameters within our advanced measurement approach model, used for the calculation of operational risk regulatory capital, was completed in the fourth quarter of 2013 and will be submitted for regulatory review to FINMA in the first quarter of 2014.

In the fourth quarter, we announced that as of 1 January 2014 Operational Risk Control would merge with Compliance to manage UBS’s compliance, conduct and operational risks in a more integrated and effective way. The combined function will report to the Group Chief Risk Officer.

è

Refer to the “Regulatory, legal and other recent developments” section of this report for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

53

Risk management and control

Risk profile excluding Corporate Center –

Non-core and Legacy Portfolio

This section provides an overview of banking products exposures and market risk for the Group as of 31 December 2013, excluding positions within Non-core and Legacy Portfolio.

The size and composition of our Swiss corporate and retail portfolios were largely unchanged. For our businesses outside Switzerland, there continued to be moderate increases in credit risk exposures arising from growth in lending in our wealth management businesses.

Market risks generated in our trading businesses remained at low levels. VaR at the end of the fourth quarter was CHF 10 million compared with CHF 12 million at the end of the prior quarter. Average daily VaR, which is more indicative of levels of market risk during the period, increased by CHF 1 million to CHF 12 million.

Banking products

Gross banking products exposures across our business divisions and Corporate Center – Core Functions decreased by CHF 5 billion to CHF 438 billion over the fourth quarter.

Our largest loan portfolio continues to be our mortgage loan portfolio, which principally comprises loans within Switzerland that are secured by residential and commercial real estate. These mortgage loans mainly originate from Retail & Corporate clients but also include mortgage loans originating from Wealth Management activities. The majority of these mortgage loans, CHF 124 billion, relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower. The general slowdown in the growth of Swiss real estate prices continued in the fourth quarter. In light of this, and the potential effects of rising interest rates on our mortgage lending portfolio, more stringent criteria have been implemented for some new financing of Swiss residential and commercial income producing real estate.

Approximately 70% of our Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. The average loan-to-value (LTV) of this portfolio was 53% at the end of the fourth quarter, compared with 52% at the end of the prior quarter. The average LTV for newly originated loans in the quarter was 62%, unchanged from the prior quarter. The remaining 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. The average LTV of this portfolio was 57% at the end of the fourth quarter, unchanged from the prior quarter. The average LTV for newly originated loans in the quarter was 59% compared with 58% in the prior quarter. Over 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the related real estate collateral even if the value assigned to that collateral were to decrease by 20%.

We also have a significant Swiss corporate lending portfolio, comprising loans to multinational counterparties and corporates. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export. The EUR/CHF exchange rate, for which the Swiss National Bank has maintained a target minimum rate of CHF 1.20 since September 2011, is an important risk factor for Swiss corporates engaged in exports.

Wealth Management

Gross banking products exposures in Wealth Management increased by CHF 2 billion to CHF 102 billion. CHF 97 billion of this amount related to loans, over 99% of which is secured, mainly by securities, residential property and cash.

Wealth Management Americas

Gross banking products exposures in Wealth Management Americas increased by CHF 1 billion to CHF 38 billion. CHF 35 billion of the banking products exposures related to loans, over 99% of which is secured, mainly by securities and residential property. There was an increase in the amount of impaired loans, from CHF 33 million to CHF 40 million, related to securities-backed loan facilities collateralized by Puerto Rico municipal securities and related funds.

UBS has direct exposure to Puerto Rico municipal securities and related funds arising from its secondary market activities, which was less than USD 50 million at 31 December 2013. In addition, securities-backed lending facilities provided by Wealth Management Americas to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining. Our total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at 31 December 2013 was approximately USD 1.0 billion, down from approximately USD 1.7 billion at the end of the prior quarter, primarily a result of share buybacks conducted by some of these closed-end funds. This collateral had a market value of approximately USD 2.2 billion at 31 December 2013. For a significant number of these loans, UBS has recourse to the borrower. UBS also acts as investment manager for, and is the primary liquidity provider in the market for shares of, a number of affiliated closed-end funds invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided primarily through repurchase agreements between the funds and third-party institutions, through short-term secured debt obligations, and by UBS through the aforementioned repurchase agreements.

54

Risk and treasury management

Retail & Corporate

Gross banking products exposures in Retail & Corporate decreased by CHF 2 billion to CHF 156 billion, of which CHF 136 billion was related to loans, 93% of which was secured by collateral, mainly residential and commercial property. Based on our internal ratings, 54% of the unsecured amount was rated investment grade. Of the total unsecured amount, 60% related to cash-flow-based lending to corporate counterparties and 23% related to lending to public authorities.

Global Asset Management

Gross banking products exposures in Global Asset Management were less than CHF 1 billion at the end of the quarter and mainly related to interbank business.

Investment Bank

Gross banking products exposures arising in the Investment Bank decreased by CHF 8 billion to CHF 60 billion.

The table “Investment Bank: banking products” provides a breakdown of the loans, guarantees and loan commitments that comprise this exposure, presenting exposures both gross and net of allowances, provisions and single-name credit hedges.

At the end of the fourth quarter and based on internal ratings, 57% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 60% at the end of the prior quarter. The vast majority of the exposure had estimated loss given defaults of less than 50%.

Corporate Center – Core Functions

Gross banking products exposures in Corporate Center – Core Functions increased by CHF 2 billion to CHF 82 billion. These exposures related to treasury activities and largely consisted of balances with central banks.

55

Risk management and control

Allowances and provisions for credit losses1

	IFRS exposure, gross		Impaired exposure		Specific allowances and provisions for credit losses[2]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
CHF million, except where indicated	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	78,905	77,804							0.0	0.0
Due from banks	16,754	19,745	41	41	14	16			0.2	0.2
Loans	279,292	279,701	1,067	1,086	632	595	232	246	0.4	0.4
Guarantees	18,330	18,757	76	84	61	59	2	10	0.4	0.4
Loan commitments	44,716	47,284	23	17			0	0	0.1	0.0
Banking products	437,997	443,290	1,206	1,228	707	671	234	256	0.3	0.3

Wealth Management
Balances with central banks	356	423							0.0	0.0
Due from banks	1,243	1,233				0			0.0	0.0
Loans	96,813	94,923	76	95	68	69	5	23	0.1	0.1
Guarantees	2,277	2,195							0.0	0.0
Loan commitments	1,646	1,594							0.0	0.0
Banking products	102,335	100,368	76	95	68	69	5	23	0.1	0.1

Wealth Management Americas
Balances with central banks									0.0	0.0
Due from banks	1,706	1,415							0.0	0.0
Loans	34,846	34,017	40	33	40	33			0.1	0.1
Guarantees	416	397							0.0	0.0
Loan commitments	601	740							0.0	0.0
Banking products	37,569	36,569	40	33	40	33	0	0	0.1	0.1

Retail & Corporate
Balances with central banks	0	0							0.0	0.0
Due from banks	2,756	3,456	41	41	14	16			1.5	1.2
Loans	136,499	137,911	932	916	513	485	227	223	0.7	0.7
Guarantees	9,741	9,715	31	38	16	15	2	10	0.3	0.4
Loan commitments	7,045	7,120	18	10			0	0	0.3	0.1
Banking products	156,042	158,202	1,022	1,004	543	516	230	233	0.7	0.6

Global Asset Management
Balances with central banks									0.0	0.0
Due from banks	586	601							0.0	0.0
Loans	152	173							0.0	0.0
Guarantees	1								0.0	0.0
Loan commitments	49	50							0.0	0.0
Banking products	787	823	0	0	0	0	0	0	0.0	0.0

Investment Bank
Balances with central banks	145	319							0.0	0.0
Due from banks	7,550	10,519							0.0	0.0
Loans	10,589	12,035	19	44	11	8			0.2	0.4
Guarantees	5,884	6,439	45	46	45	45			0.8	0.7
Loan commitments	35,353	37,780	4	7					0.0	0.0
Banking products	59,521	67,092	69	96	56	53	0	0	0.1	0.1

Corporate Center – Core Functions
Balances with central banks	78,403	77,062							0.0	0.0
Due from banks	2,912	2,521							0.0	0.0
Loans	394	641			0	0			0.0	0.0
Guarantees	12	12							0.0	0.0
Loan commitments	22	0							0.0	0.0
Banking products	81,743	80,236	0	0	0	0	0	0	0.0	0.0

1  Excludes allowances for securities borrowed.    2  Excludes CHF 20 million (30 September 2013: CHF 36 million) in collective loan loss allowances for credit losses.

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Risk and treasury management

Composition of Wealth Management loan portfolio, gross

	31.12.13		30.9.13
	CHF million	%	CHF million	%
Secured by residential property	33,425	34.5	32,856	34.6
Secured by commercial/industrial property	2,204	2.3	2,032	2.1
Secured by cash	12,139	12.5	11,182	11.8
Secured by securities	40,054	41.4	40,383	42.5
Secured by guarantees and other collateral	8,519	8.8	7,999	8.4
Unsecured loans	472	0.5	472	0.5
Total loans, gross	96,813	100.0	94,923	100.0
Total loans, net of allowances and credit hedges	96,741		94,851
Composition of Wealth Management Americas loan portfolio, gross
	31.12.13		30.9.13
	CHF million	%	CHF million	%
Secured by residential property	5,635	16.2	5,316	15.6
Secured by commercial/industrial property
Secured by cash	820	2.4	786	2.3
Secured by securities	26,740	76.7	26,298	77.3
Secured by guarantees and other collateral	1,410	4.0	1,424	4.2
Unsecured loans[1]	241	0.7	194	0.6
Total loans, gross	34,846	100.0	34,017	100.0
Total loans, net of allowances and credit hedges	34,805		33,983
[1] Includes credit card exposure. Composition of Retail & Corporate loan portfolio, gross
	31.12.13		30.9.13
	CHF million	%	CHF million	%
Secured by residential property	99,155	72.6	99,274	72.0
Secured by commercial/industrial property	20,377	14.9	20,394	14.8
Secured by cash	247	0.2	274	0.2
Secured by securities	1,219	0.9	1,231	0.9
Secured by guarantees and other collateral	6,029	4.4	6,049	4.4
Unsecured loans	9,471	6.9	10,689	7.8
Total loans, gross	136,499	100.0	137,911	100.0
Total loans, net of allowances and credit hedges	135,971		137,395
Investment Bank: banking products[1]
CHF million			31.12.13	30.9.13
Total exposure, before deduction of allowances, provisions and hedges			52,186	53,320
Less: allowances, provisions			(36)	(35)
Less: credit protection bought (credit default swaps, notional)[2]			(9,843)	(11,174)
Net exposure after allowances, provisions and hedges			42,308	42,110

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2 The effect of portfolio hedges, such as index credit default swaps (CDS), and CHF 396 million of loss protection from the subordinated tranches of structured credit protection (30 September 2013: CHF 422 million) have not been reflected in this view.

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Risk management and control

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			31.12.13						30.9.13
				LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	24,017	5,547	12,285	1,830	4,356	47	25,337	45
Sub-investment grade			18,290	10,385	5,451	1,760	694	26	16,773	25
of which: 6–9	Ba1 to B1	BB+ to B+	10,541	6,492	2,192	1,622	236	25	10,843	23
of which: 10–12	B2 to Caa	B to CCC	7,625	3,792	3,247	138	448	29	5,801	29
of which: 13 and defaulted	Ca and lower	CC and lower	124	102	11	0	11	17	128	11
Net banking products exposure, after application of credit hedges[1]			42,308	15,932	17,735	3,590	5,051	38	42,110	37

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.

Market risk

Management VaR for the Group, excluding Non-core and Legacy Portfolio, was CHF 10 million at the end of the fourth quarter, compared with CHF 12 million at the end of the prior quarter. Average VaR increased by CHF 1 million to CHF 12 million.

Group, excluding CC – Non-core and Legacy Portfolio: management value-at-risk

(1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 31.12.13						For the quarter ended 30.9.13
CHF million	Min.		Max.		Average	31.12.13	Min.		Max.		Average	30.9.13
Equities	5		15		8	7	6		12		7	8
Interest rates	6		14		8	7	7		11		8	8
Credit spreads	7		10		8	8	9		14		11	9
Foreign exchange	2		7		3	3	2		6		3	4
Energy, metals and commodities	2		3		2	2	2		3		2	2
Diversification effect	–	[1]	–	[1]	(18)	(16)	–	[1]	–	[1]	(22)	(19)
Total management VaR, Group, excluding CC – Non-core and Legacy Portfolio	8		25		12	10	8		15		11	12

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

During the fourth quarter, Non-core and Legacy Portfolio balance sheet assets declined by CHF 45 billion, mainly reflecting lower positive replacement values (PRV) in Non-core and, to a lesser extent, in the Legacy Portfolio.

RWA for Non-core and Legacy Portfolio declined by CHF 5 billion to CHF 64 billion as a CHF 12 billion combined reduction in credit risk and market risk RWA was partly offset by a CHF 7 billion increase in operational risk RWA, mainly resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA. RWA were within our target of less than CHF 85 billion for year-end 2013.

Non-core

Beginning in the first quarter of 2013, the non-core businesses formerly in the Investment Bank were transferred to and are now managed and reported in Corporate Center – Non-core. These positions are capital- and balance-sheet-intensive or are in areas with high operational complexity and long tail risks. Non-core consists of a large number of positions previously originated mainly within the Investment Bank’s rates and credit businesses. The majority of Non-core positions consist of over-the-counter (OTC) derivatives reported as replacement values on UBS’s balance sheet. In contrast to the Legacy Portfolio, credit risk from counterparty exposures in Non-core is well diversified by both currency and geography, and single-name exposures are limited. Over 95% of gross PRV was collateralized. Overall market risk is hedged and primarily relates to liquid market parameters such as interest rates and foreign currencies.

Non-core balance sheet assets decreased by CHF 40 billion to CHF 185 billion during the fourth quarter, mainly due to lower PRV. This decrease resulted primarily from a reduction in OTC derivative exposures by means of negotiated bilateral settlements with specific counterparties (i.e., unwinds), third-party novations, including transfers to central clearing houses (i.e., trade migrations), agreements to net down trades with other dealer counterparties

(i.e., trade compressions), as well as, to a lesser extent, fair value changes due to interest rate movements. We also made further progress in reducing bond and loan positions including the sale of a portfolio of distressed assets. Remaining funded asset positions are largely corporate loans and bonds held to hedge OTC positions. Funded assets and PRV classified as level 3 in the fair value hierarchy totaled CHF 3 billion, or 2%, of total Non-core balance sheet assets.

Non-core RWA totaled CHF 33 billion as of 31 December 2013, a decrease of CHF 6 billion compared with 30 September 2013, mainly due to reductions in credit risk and market risk RWA, partly offset by an increase in operational risk RWA.

Legacy Portfolio

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions previously originated in the Investment Bank. It also included our option to acquire the equity of the SNB StabFund, which we exercised during the fourth quarter of 2013. The majority of Legacy Portfolio positions are relatively concentrated and illiquid.

Legacy Portfolio balance sheet assets decreased by CHF 5 billion to CHF 25 billion during the fourth quarter, mainly in connection with the exercise of our option to acquire the equity of the SNB StabFund as well as sales and redemptions of student loan auction rate securities. Funded assets and PRV classified as level 3 in the fair value hierarchy totaled CHF 4 billion, or 16%, of total Legacy Portfolio balance sheet assets.

Legacy Portfolio RWA totaled CHF 31 billion as of 31 December 2013, an increase of CHF 1 billion from 30 September 2013, as a CHF 5 billion combined reduction in credit risk and market risk RWA was more than offset by a CHF 6 billion increase in operational risk RWA, mainly resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

59

Risk management and control

An overview of the composition of Non-core and Legacy Portfolio is presented below, including position and RWA information for the current and prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International

Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions, primarily PRV, are affected by market factors outside the control of UBS, for example, by interest rate movements.

Composition of Non-core

CHF billion

Exposure category		Description	Changes in 4Q13	RWA [1]		Funded assets[2]		PRV [3]
				31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis, flow commodities and cross-currency swaps for all major currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 50% of the current gross PRV is due to mature by 2019.	Reduction in RWA due to a decrease in PRV, mainly as a result of trade unwinds, trade compressions, transfers to central clearing houses, as well as interest rate movements.	13.8	18.9	1.1	0.9	109.7	135.1
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized. Non-linear exposures are typically longer dated than linear exposures.	Decrease in funded assets due to the sale of a structured bond. Decrease in PRV mainly due to trade unwinds and transfers to central clearing houses, as well as interest rate movements.			1.0	1.7	36.8	44.3
Credit	Loans and distressed trading	Corporate lending, distressed credit trading, asset-based lending, syndicated loans, structured financing and structured repo exposures.	Decrease in funded assets and RWA reflects the sale of distressed assets and loan sales, assignments and repayments.			2.4	4.4	0.0	0.0
	Cash and CDS	Primarily corporate bonds used for hedging OTC derivatives.	Decrease in funded assets and RWA due to ongoing reduction of cash positions.	7.8	9.7	0.2	0.4	0.1	0.1
	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, special-purpose vehicles and bond-repackaged notes with granular risk characteristics and average remaining maturity of less than 4 years. This portfolio is managed under a correlation trading strategy.	Decrease in funded assets due to reduction of cash positions. Decrease in PRV from CDS and CDO trade unwinds, maturing trades and trade netting of selected positions with counterparties resulting in RWA reduction.			0.4	0.9	13.3	16.3
Other		Exposures to precious metal deposits, equities, CVA and related hedging activity.	Movements in funded assets, PRV and RWA mainly due to ongoing CVA exposure management and hedging activity.	1.4	2.0	2.2	2.0	0.4	0.7
Operational risk		Operational risk RWA allocated to Non-core.	RWA increased due to the effect of the supplemental operational risk capital analysis referred to above.	9.5	8.1	–	–	–	–
Total				32.6	38.7	7.3	10.3	160.3	196.5

1 Phase-in and fully applied Basel III RWA.    2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 17.4 billion as of 31.12.13 and CHF 17.9 billion as of 30.9.13).    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).

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Risk and treasury management

Composition of Legacy Portfolio

CHF billion

Exposure category	Description	Changes in 4Q13	RWA [1]		Funded assets [2]		PRV [3]
			31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name credit default swap (CDS) trades referencing these asset classes.	RWA reduction due to sales of certain CDO positions and hedges. RWA reduced > 70% since 30.9.11.	5.1	5.6	2.5	2.5	0.5	0.7
Reference-linked notes (RLN)[4]	RLN consist of a series of transactions, mainly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets, along with related cash bonds held for hedging purposes.	Decrease in funded assets due to the sale of certain cash bonds. RWA reduction reflected that the bonds sold were lower rated securities. RWA reduced > 70% since 30.9.11.	3.1	4.7	1.7	1.9	0.6	0.7
Monolines[4]	Primarily CDS protection purchased from monoline insurers to hedge specific positions. The majority of this exposure is hedged via single-name credit default swaps.	RWA decreased due to reduced positions and changes to a specific counterparty exposure, resulting in a small overall decrease in PRV. Total fair value of CDS protection was stable at CHF 0.4 billion (of which CHF 0.1 billion from monolines rated BBB and above) after cumulative CVA of CHF 0.1 billion.	2.2	2.8	–	–	0.4	0.5
Real estate assets	Primarily CDS on ABS and CMBX[5] derivatives positions and CMBS cash bonds.	Decrease in PRV primarily due to ongoing unwind and novation of CMBX trades. RWA increase due to the transfer of certain CMBX positions from the Investment Bank. RWA reduced > 70% since 30.9.11.	2.0	1.5	0.5	0.5	0.9	1.4
Auction rate securities (ARS) and auction preferred stock (APS)[4]	Portfolio of student loan and municipal ARS as well as APS. 100% of student loan ARS exposures were rated BB– and higher as of 31.12.13, with over 86% of the collateral backed by Federal Family Education Loan Program guaranteed collateral. All APS were rated A and higher as of 31.12.13.	Reduction in funded assets and RWA due to sales and redemptions of student loan ARS positions. Student loan ARS funded assets decreased to CHF 0.9 billion from CHF 2.1 billion. RWA reduced > 90% since 30.9.11.	1.6	3.0	3.8	5.3	–	–
Muni swaps and options	Swaps and options with US state and local governments.	Decrease in PRV due to interest rate movements which also reduced RWA.	1.0	1.4	–	–	3.1	3.5
Loan to BlackRock fund[4]	Loan to SPV managed by BlackRock Financial Management Inc. The loans LTV ratio was below 60% as of 31.12.13.	Outstanding loan balance (including amounts held in escrow) decreased by CHF 0.2 billion to CHF 2.4 billion reflecting repayment of principal.	0.3	0.6	2.4	2.6	–	–
SNB StabFund option[4]	Represents the value of UBS’s option to acquire the equity of the SNB StabFund. The option value is directly deducted from equity.	Decrease in PRV in connection with the exercise of our option. The fund’s remaining assets had a market value of less than CHF 1 million at exercise and were transferred to the “Real estate assets” category of the Legacy Portfolio.	–	–	–	–	0.0	2.5
Other	Includes a number of smaller positions.	RWA decreased due to FX effects and lower VaR.	2.3	2.8	3.5	3.6	4.1	4.2
Operational risk	Operational risk RWA allocated to the Legacy Portfolio.	Increase in RWA primarily reflects the effect of the supplemental operational risk capital analysis referred to above.	13.3	7.5	–	–	–	–
Total			30.9	29.9	14.4	16.4	9.6	13.5
1  Phase-in and fully applied Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 1.5 billion as of 31.12.13 and CHF 0.9 billion as of 30.9.13).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Refer to our 2012 Annual Report for more information on our exposures to reference-linked notes, monoline insurers, auction rate securities, the loan to BlackRock fund and the option to acquire the equity of the SNB StabFund.    5  Index of CMBS.

61

Balance sheet

Balance sheet

As of 31 December 2013, our balance sheet assets stood at CHF 1,010 billion, a decrease of CHF 39 billion from 30 September 2013, primarily due to a continued reduction in positive replacement values in Non-core and Legacy Portfolio. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter (OTC) derivatives, decreased by CHF 3 billion to CHF 739 billion, mainly due to reductions in lending assets as well as currency effects, partly offset by increases in both collateral trading and other assets. Excluding currency effects, funded assets increased by approximately CHF 4 billion.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 36 billion, mainly as interest rate contract replacement values in Non-core and Legacy Portfolio fell. This primarily resulted from a reduction in OTC derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties, as well as interest rate movements. In addition, PRV declined as a result of the exercise of our option to acquire the SNB StabFund’s equity. Lending assets decreased by CHF 10 billion, mainly reflecting lower interbank lending and trade restructurings within the Investment Bank. Financial investments available-for-sale decreased by CHF 3 billion, primarily due to sales of mortgage-backed securities held by Group Treasury and reductions in government bonds held in the Investment Bank, as well as a re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury from financial investments available-for-sale to cash and balances with central banks. Trading portfolio assets were lower by CHF 1 billion, primarily reflecting a reduction in debt instruments and precious metals, which was mostly offset by an increase in equity instruments, mainly within the Investment Bank. These decreases were partly offset by a CHF 4 billion increase in collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, reflecting an increase in high-quality, liquid securities collateral held by Group Treasury, partly offset by lower collateral trading activity in the Investment Bank. In addition, other assets increased by CHF 4 billion, due to a CHF 3 billion increase in cash collateral receivables on derivative instruments combined with a CHF 2 billion increase in prime brokerage receivables. Cash and balances with central banks increased by CHF 2 billion, mainly due to the abovementioned re-balancing of the multi-currency portfolio of unencumbered, high-quality, short-term assets.

è	Refer to the “Balance sheet” and Notes 10 through 14 in the “Financial information” section of this report for more information

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Risk and treasury management

Total assets and funded assets by reporting segment

	31.12.13					30.9.13
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	241	247	211	311	1,010	246	232	256	316	1,049
Less: positive replacement values	(72)	0	(170)	(3)	(246)	(68)	0	(210)	(4)	(282)
Less: collateral delivered against OTC derivatives[1]	(6)	0	(19)[2]	0	(25)	(6)	0	(19)[2]	0	(25)
Funded assets	162	247	22	307	739	172	232	27	312	742

1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.     2 Non-core: CHF 17 billion as of 31 December 2013 (CHF 18 billion as of 30 September 2013). Legacy Portfolio: CHF 1 billion as of 31 December 2013 (CHF 1 billion as of 30 September 2013).

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 45 billion to CHF 211 billion, and funded assets decreased by CHF 5 billion to CHF 22 billion. This reduction mainly occurred as we made further progress in reducing bond and loan positions in Non-core, including the sale of a portfolio of distressed assets, and due to sales and redemptions of student loan auction rate securities held in the Legacy Portfolio. Investment Bank total assets decreased by CHF 5 billion to CHF 241 billion, and funded assets were reduced by CHF 9 billion to CHF 162 billion, mainly due to lower lending assets and a decline in collateral trading activity. Wealth Management total assets decreased by CHF 4 billion to CHF 110 billion, primarily reflecting a reduction in trading portfolio assets. Retail & Corporate total assets decreased by CHF 2 billion to CHF 141 billion, mainly reflecting lower corporate lending. Corporate Center – Core Functions assets increased by CHF 16 billion to CHF 247 billion, primarily within Group Treasury, reflecting the abovementioned increase in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. Wealth Management Americas and Global Asset Management total assets were broadly unchanged at CHF 45 billion and CHF 14 billion, respectively.

Liabilities

Total liabilities decreased by CHF 40 billion to CHF 960 billion, primarily as negative replacement values declined by CHF 28 billion, largely in line with the abovementioned reduction in positive replacement values. In addition, other liabilities decreased by CHF 6 billion, primarily due to lower cash collateral payables on derivative instruments. Collateral trading liabilities decreased by CHF 5 billion, reflecting reduced funding requirements. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, also decreased by CHF 5 billion, primarily resulting from repurchases related to our tender offer executed in December 2013, combined with the maturity of several structured liabilities in Non-core. Short-term borrowings,

63

Balance sheet

which include short-term debt issued and interbank borrowing, decreased by CHF 2 billion. These decreases were partly offset by a CHF 6 billion increase in customer deposits, mainly as Wealth Management Americas, Retail & Corporate and Wealth Management all continued to attract client funds.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 15 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 598 million from CHF 47,403 million to CHF 48,002 million.

Total comprehensive income attributable to UBS shareholders was CHF 376 million, reflecting the net profit attributable to UBS shareholders of CHF 917 million, partly offset by negative other comprehensive income (OCI) attributable to UBS shareholders of

CHF 541 million (net of tax). Fourth quarter OCI included foreign currency translation losses of CHF 182 million, negative OCI related to cash flow hedges and financial investments available-for-sale of CHF 294 million and CHF 20 million, respectively, as well as net negative OCI on defined benefit plans of CHF 39 million.

Share premium increased by CHF 212 million, mainly reflecting an increase of CHF 201 million related to employee share plans.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 4Q13 vs 3Q13” in the “UBS Group” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

64

Risk and treasury management

Liquidity and funding management

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. Consistent with this and our proactive approach to reduce our balance sheet and future interest expense, in the fourth quarter of 2013 we repurchased CHF 1.9 billion of subordinated and senior unsecured bonds. In addition, we continued to experience deposit inflows from wealth management, retail and corporate clients.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under a variety of behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 – 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

We continuously monitor and hedge structural mismatches between the currencies in which our assets and liabilities are denominated. These hedges are executed through either cross-currency basis swaps or longer-dated basis swaps, depending on the modeled duration of the mismatch and risk management considerations relating to tail risk given extreme currency events. These swaps also enable us to stabilize our funding costs in the respective currencies of our assets, but introduce additional volatility to our profit and loss account due to the accounting asymmetry between the fair value accounting treatment of these swaps and the amortized cost accounting treatment of the assets and the liabilities they hedge.

Liquidity regulation

We continued to maintain a sound liquidity position with a liquid asset buffer as per current supervisory guidance from FINMA for the Basel III liquidity coverage ratio (LCR) of CHF 153 billion and additional contingent funding sources of CHF 54 billion at the end

Liquidity Coverage Ratio (LCR)1

CHF billion, except where indicated	31.12.13
Cash outflows[2]	236
Cash inflows[2]	97
Net cash outflows	139
Liquidity asset buffer[3]	153
Regulatory LCR (%)	110
Additional contingent funding sources[4]	54
Management LCR (%)	148

1 Pro-forma based on current supervisory guidance from FINMA.    2 Outflows and inflows up to 30 days under severe general market and firm-specific stress. 3 Assets eligible in Basel III LCR framework including dedicated group liquidity reserve, excess cash at major central banks, unencumbered collateral pledged to central banks.    4 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Net Stable Funding Ratio (NSFR)1

CHF billion, except where indicated	31.12.13
Available stable funding[2]	346
Required stable funding[3]	318
NSFR (%)	109

1 Pro-forma based on current supervisory guidance from FINMA.     2 Consists mainly of client deposits from our wealth management businesses, long-term debt issued and capital.    3 Residential mortgages and other loans are the main consumers of stable funding.

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Liquidity and funding management

of the fourth quarter of 2013. In aggregate, these sources of available liquidity represented 28% of our funded balance sheet assets.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The net stable funding ratio (NSFR) assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). LCR regulation for Switzerland is expected to be finalized in the second quarter of 2014, with minimum quantitative requirements to come into effect as of January 2015. Further, some components of the FINMA framework are not yet finalized.

In the interim, our LCR and NSFR ratios are calculated on a pro-forma basis, using current supervisory guidance from FINMA. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced. As of 31 December 2013, our estimated pro-forma regulatory Basel III LCR was 110%. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework, such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the fourth quarter of 2013, the management LCR was 148%. As of 31 December 2013, our estimated pro-forma regulatory Basel III NSFR was 109%.

As of 31 December 2013, UBS was in compliance with FINMA liquidity requirements.

è	Refer to the “Regulatory, legal and other recent developments” section of this report for more information on recent Basel III guidance

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. In addition, a short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings and the global scope of our business activities underpin our funding stability.

The composition of our funding sources continued the trend towards a higher proportion of customer deposits, which increased by CHF 6 billion in the quarter to CHF 391 billion as of 31 December 2013. Customer deposits accounted for 59% of our total funding sources compared with 57% in the prior quarter. Deposits from our wealth management businesses and from Retail & Corporate increased by CHF 6 billion to CHF 383 billion and continued to account for 98% of total customer deposits.

As of 31 December 2013, our coverage ratio of customer deposits to our outstanding loan balance increased to 136% compared with 133% in the prior quarter.

The ongoing execution of our strategy to reduce Non-core and Legacy Portfolio assets allowed us to further reduce funding positions such as long-term debt, financial liabilities designated at fair value, short-term interbank deposits and collateral trading liabilities. We expect that the reduction of long-term debt and the replacement of maturing long-term debt at lower interest spreads will cause the costs of the unallocated funding pool that are retained in Corporate Center – Core Functions to decline significantly. We estimate that these retained funding costs will be reduced slightly in 2014 from approximately CHF 510 million in 2013, and will be reduced to approximately CHF 100 million in 2015 and to a negligible amount in 2016.

Our outstanding long-term debt, including financial liabilities designated at fair value, declined by CHF 5 billion during the quarter to CHF 124 billion. This was partly related to the successful execution of our cash tender offer announced on 2 December 2013 to repurchase certain subordinated and senior unsecured bonds denominated in Swiss franc, euro, British pound and Italian lira. The aggregate principal amount of repurchased securities was EUR 1.6 billion, equivalent to CHF 1.9 billion and in line with the announced maximum offer amount of up to EUR 1.75 billion. Maturities of structured instruments also contributed to the decline in outstanding long-term debt. In addition, in the fourth quarter of 2013, we exercised our call option on a CHF 0.25 billion 2.75% 12-year subordinated bond at its first scheduled call date, five years prior to its contractual maturity date. These decreases were partly offset by medium-term note issuances and private placements, which increased our term funds. As of 31 December 2013, long-term debt represented 18.8% of our funding sources, as shown in the “UBS: funding by product and currency” table on the next page, down from 19.1% at the end of the prior quarter.

Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, declined to 6.1% from 6.4%.

The secured financing percentage of our funding sources (repurchase agreements and securities lent against cash collateral received) decreased to 3.5% from 4.2%, as shown in the “UBS: funding by product and currency” table on the next page. At the end of the fourth quarter, we had borrowed CHF 96 billion less cash on a collateralized basis than we had lent, higher than the previous quarter-end difference of CHF 87 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet.

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Risk and treasury management

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13	31.12.13	30.9.13
Securities lending	1.4	1.3	0.3	0.3	0.3	0.3	0.6	0.6	0.2	0.1
Repurchase agreements	2.1	2.9	0.0	0.0	0.5	0.4	1.3	1.8	0.3	0.7
Due to banks	1.9	2.2	0.5	0.4	0.2	0.2	0.7	0.9	0.6	0.8
Short-term debt issued	4.2	4.1	0.3	0.3	0.2	0.4	3.2	3.0	0.5	0.5
Retail savings/deposits	21.7	20.8	13.6	13.3	1.0	0.9	7.1	6.5	0.0	0.0
Demand deposits	27.1	26.0	8.9	8.8	5.4	5.1	8.9	8.2	3.9	3.8
Fiduciary deposits	3.3	3.1	0.1	0.0	0.6	0.7	2.2	2.1	0.4	0.4
Time deposits	7.2	7.3	0.4	0.4	0.3	0.3	4.0	4.2	2.5	2.4
Long-term debt issued	18.8	19.1	3.0	3.0	5.6	5.7	7.9	7.9	2.2	2.4
Cash collateral payables on derivative instruments	7.4	8.0	0.3	0.3	3.4	4.2	2.8	2.8	0.9	0.8
Prime brokerage payables	4.9	5.1	0.0	0.1	0.7	0.7	3.3	3.5	0.8	0.9
Total	100.0	100.0	27.3	26.9	18.3	18.9	42.0	41.4	12.4	12.8

1 As a percent of total funding sources of CHF 660 billion and CHF 672 billion, on the balance sheet as of 31 December 2013 and 30 September 2013, respectively.

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Capital management

Capital management

Our phase-in common equity tier 1 (CET1) ratio 1 stood at 18.5% as of 31 December 2013, an improvement of 1.0 percentage point from 30 September 2013. Phase-in CET1 capital increased by CHF 3.2 billion to CHF 42.2 billion, mainly due to the exercise of our option to acquire the SNB StabFund’s equity and the fourth quarter net profit. Phase-in risk-weighted assets (RWA) rose by CHF 6.3 billion to CHF 228.6 billion. This increase primarily reflects incremental RWA of CHF 22.5 billion resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, which was partly offset by reductions in credit and market risk RWA, mainly due to our continued efforts to reduce exposures within our Non-core and Legacy Portfolio. On a fully applied basis, our CET1 ratio improved 0.9 percentage points to 12.8% and we exceeded our target of 11.5% for 2013. Our Swiss SRB leverage ratio improved 49 basis points to 4.65% on a phase-in basis, partly due to the exercise of the SNB StabFund option, which contributed 23 basis points to the increase.

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

	Swiss SRB Basel III capital information		Tables and graphs
69	Regulatory framework	69	Our capital requirements
70	Capital requirements	70	Swiss SRB Basel III available capital versus capital requirements
		70	Swiss SRB Basel III capital information
71	Capital ratios	71	Swiss SRB capital ratios

72	Eligible capital
72	Common equity tier 1 and tier 1 capital	72	Swiss SRB Basel III capital movement
72	Tier 2 capital	73	Reconciliation IFRS equity to Swiss SRB Basel III capital
74	Additional capital information
75	Differences between Swiss SRB and BIS Basel III capital	75	Swiss SRB and BIS Basel III capital requirements
		75	Differences between Swiss SRB and BIS Basel III capital information
76	Risk-weighted assets	76	Phase-in Basel III risk-weighted assets
		77	Basel III RWA by risk type and reporting segment
76	Credit risk
76	Non-counterparty-related risk
76	Market risk
77	Operational risk
78	Sensitivity to currency movements

	Swiss SRB leverage ratio
79	Swiss SRB leverage ratio	79	Swiss SRB leverage ratio requirements
		79	Swiss SRB leverage ratio

	Equity attribution and return on attributed equity
81	Equity attribution and return on attributed equity	82	Average attributed equity
		82	Return on attributed equity (RoaE) and return on equity (RoE)

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Swiss SRB Basel III capital information

As we are required to comply with regulations based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB), our capital disclosures focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regimes are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital”.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognized for tax loss carry-forwards and the inclusion of the effects of IAS 19 (revised) relating to post-employment benefits. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, RWA and capital ratios on a phase-in basis and entirely reflected in our capital and capital ratios on a fully applied basis.

Furthermore, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019, based on the most recent Swiss Financial Market Supervisory Authority (FINMA) regulation. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

All Basel III numbers for 31 December 2012 provided in this report are on a pro-forma basis. The pro-forma numbers were either disclosed in our fourth quarter 2012 report and/or our Annual Report 2012 or were introduced as comparatives during

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2013. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (as discussed with our primary regulator) of the effect of these new capital charges. These estimates were refined during 2013, as models and associated systems were enhanced. As a result, the pro-forma information in this report may differ from the pro-forma information as originally published.

è	Refer to the “Basel III/“too-big-to-fail” at a glance” section of our Annual Report 2012 for more information

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Ordinance and regulations issued by FINMA. In addition, UBS, Credit Suisse and, since 1 November 2013, Zürcher Kantonalbank are required to comply with specific Swiss SRB rules.

As of 31 December 2013, our minimum total capital requirement was 8.6% of our RWA. This requirement consisted of: (i) base capital of 3.5%; (ii) buffer capital of 3.6% (including a countercyclical buffer capital requirement that increased our effective capital requirement by 0.1%); and (iii) progressive buffer capital of 1.5%. As of 31 December 2013, we satisfied the base and buffer (including the countercyclical buffer) capital requirements through our CET1 capital, achieving a CET1 capital ratio of 18.5%. High- and low-trigger loss-absorbing capital significantly exceeded the progressive buffer capital requirement.

Swiss SRB Basel III available capital versus capital requirements

			Phase-in
		Requirements	Actual information
	Required ratio (%)	Swiss SRB Basel III capital requirements	Available Swiss SRB Basel III capital				Actual ratio (%)		Capital type
CHF million, except where indicated		31.12.13	31.12.13		30.9.13		31.12.13	30.9.13
Base capital	3.5	8,000	8,000		7,781		3.5	3.5	CET1
Buffer capital	3.6	8,149	34,180	[1]	31,182	[1]	15.0	14.0	CET1
of which: effect of countercyclical buffer	0.1	149
Progressive buffer	1.5	3,428	5,665	[2]	5,275	[2]	2.5	2.4	LAC
Phase out capital			2,971		4,257		1.3	1.9
Total	8.6	19,577	50,815		48,495		22.2	21.8

1  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.     2  During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.

Swiss SRB Basel III capital information

	Phase-in						Fully applied
					Pro-forma				Pro-forma
CHF million, except where indicated	31.12.13		30.9.13		31.12.12		31.12.13	30.9.13	31.12.12
Swiss SRB Basel III tier 1 capital	42,179	[1]	38,963	[1]	40,032	[1]	28,908	26,019	25,182
of which: common equity tier 1 capital	42,179		38,963		40,032		28,908	26,019	25,182
Swiss SRB Basel III tier 2 capital	8,636		9,532		9,544		5,665	5,275	4,160
of which: high-trigger loss-absorbing capital	955		468		504		955	468	504
of which: low-trigger loss-absorbing capital	4,710		4,808		3,656		4,710	4,808	3,656
of which: phase-out capital	2,971		4,257		5,384
Swiss SRB Basel III total capital	50,815		48,495		49,576		34,573	31,295	29,342
Swiss SRB Basel III common equity tier 1 capital ratio (%)	18.5		17.5		15.3		12.8	11.9	9.8
Swiss SRB Basel III tier 1 capital ratio (%)	18.5		17.5		15.3		12.8	11.9	9.8
Swiss SRB Basel III total capital ratio (%)	22.2		21.8		18.9		15.4	14.3	11.4
Swiss SRB Basel III risk-weighted assets	228,557		222,306		261,800		225,153	218,926	258,113

1  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill and intangible assets.

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Capital ratios

As of 31 December 2013, our phase-in CET1 capital ratio was 18.5%, an increase of 1.0 percentage point compared with 30 September 2013. On a fully applied basis, our CET1 capital ratio increased 0.9 percentage points to 12.8% during the quarter, exceeding our target ratio of 11.5% for 2013.

The increase in our CET1 capital ratios was mainly due to the exercise of our option to acquire the SNB StabFund’s equity in the fourth quarter, which resulted in a CHF 2.5 billion increase in CET1 capital as the capital deduction related to the fair value of the option is no longer applicable. Furthermore, the fourth quarter net profit increased CET1 capital by CHF 0.9 billion. The improvement in the CET1 capital ratio stemming from the increase in CET1 capital was partly offset by an RWA increase of CHF 6.3 billion, primarily reflecting the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

We aim to achieve a CET1 fully applied target ratio of 13% in 2014.

Our phase-in total capital ratio stood at 22.2% as of 31 December 2013 compared with 21.8% as of 30 September 2013. This improvement was primarily due to the aforementioned increase in CET1 capital, partly offset by a decrease in phase-in tier 2 capital of CHF 0.9 billion. Our fully applied total capital ratio increased by 1.1 percentage points to 15.4%.

è

Refer to the “Regulatory, legal and other recent developments” section of this report for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

è	Refer to the “Our strategy” section of our Annual Report 2012 for more information on our targets

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.9.13	39.0	26.0
Movements during the fourth quarter of 2013:
Net profit attributable to UBS shareholders	0.9	0.9
Exercise of the SNB StabFund option	2.5	2.5
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	0.2	0.2
Foreign currency translation	(0.1)	(0.1)
Deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable	0.0	(0.5)
Compensation and own shares related capital components (including share premium)	(0.2)	(0.2)
Defined benefit pension plans	0.0	0.1
Other	(0.1)	(0.1)
Total movement	3.2	2.9
Common equity tier 1 capital as of 31.12.13	42.2	28.9
Tier 2 capital as of 30.9.13	9.5	5.3
Movements during the fourth quarter of 2013:
Redemption of capital instruments	(0.3)	0.0
Buyback of capital instruments	(1.0)	0.0
Increase in loss-absorbing capital	0.5	0.5
Foreign currency translation	(0.1)	(0.1)
Total movement	(0.9)	0.4
Tier 2 capital as of 31.12.13	8.6	5.7
Total capital as of 31.12.13	50.8	34.6
Total capital as of 30.9.13	48.5	31.3

Eligible capital

Common equity tier 1 and tier 1 capital

During the fourth quarter of 2013, phase-in CET1 capital increased by CHF 3.2 billion to CHF 42.2 billion. This increase was mainly due to the exercise of our option to acquire the SNB StabFund’s equity, which resulted in a CHF 2.5 billion increase in capital, as well as the fourth quarter net profit of CHF 0.9 billion.

On a fully applied basis, CET1 capital increased by CHF 2.9 billion to CHF 28.9 billion, largely due to the same factors that contributed to the increase in phase-in CET1 capital, partly offset by a CHF 0.5 billion reversal of the revaluation of deferred tax assets related to net operating losses, as these are not eligible as capital on a fully applied basis.

A more granular analysis of our fourth quarter 2013 CET1 capital movement on both a fully applied and a phase-in basis is shown in the “Swiss SRB Basel III capital movement” table above.

Our CET1 capital mainly comprises share capital, share premium, which primarily consists of additional paid-in capital related to shares issued, and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided on the next page.

As of 31 December 2013, our phase-in tier 1 capital was equal to our phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill and intangible assets. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in our fully applied tier 1 capital.

Tier 2 capital

During the fourth quarter of 2013, our phase-in tier 2 capital decreased by CHF 0.9 billion to CHF 8.6 billion. This decrease was primarily due to the redemption of one tier 2 capital instrument of CHF 0.3 billion and the repurchase of certain other tier 2 capital instruments of CHF 1.0 billion in a public tender offer, partly offset by an increase of CHF 0.5 billion in high-trigger loss-absorbing capital in the form of our deferred contingent capital plan.

Low-trigger loss-absorbing capital accounted for CHF 4.7 billion of tier 2 capital as of 31 December 2013 and consisted of three US dollar-denominated subordinated notes with a write-down threshold set at 5% phase-in CET1 ratio (after giving effect to the write-down of any high-trigger loss-absorbing capital). Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of CHF 1.0 billion, in the form of our deferred contingent capital plan, with a write-down threshold set at 7% phase-in CET1 ratio. Additionally, our loss-absorbing capital instruments would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital consisted of outstanding tier 2 instruments with features that prevent full recognition under Basel III, which are being phased out by 2019, based on the most recent FINMA regulation.

Fully applied tier 2 capital increased by CHF 0.4 billion to CHF 5.7 billion.

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
			Pro-forma			Pro-forma
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	30.9.13	31.12.12
Equity attributable to UBS shareholders	48,002	47,403	45,949	48,002	47,403	45,949
Equity attributable to preferred noteholders and non-controlling interests	1,935	1,945	3,152	1,935	1,945	3,152
Total IFRS equity	49,936	49,348	49,100	49,936	49,348	49,100
Reversal of the effect of the implementation of IAS 19R, net of tax	2,540	2,483	3,948
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	304	123	(142)	304	123	(142)
Equity attributable to preferred noteholders and non-controlling interests	(1,935)	(1,945)	(3,152)	(1,935)	(1,945)	(3,152)
Goodwill net of tax, less hybrid capital, as applicable (including goodwill relating to significant investments in financial institutions)	(3,044)	(3,104)	(1,949)	(6,157)	(6,226)	(6,265)
Intangible assets, net of tax	(435)	(468)	(501)	(435)	(468)	(501)
Fair value of the call option to acquire SNB StabFund’s equity, pre-tax		(2,493)	(2,103)		(2,493)	(2,103)
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,463)	(1,757)	(2,983)	(1,463)	(1,757)	(2,983)
Deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable				(6,665)	(6,173)	(6,586)
Compensation and own shares related capital components (not recognized in net profit)	(1,430)	(1,352)	(495)	(1,430)	(1,352)	(495)
Defined benefit pension fund net assets IAS 19R, pre-tax				(952)	(1,159)	0
Unrealized gains related to financial investments available-for-sale, net of tax	(325)	(309)	(183)	(325)	(309)	(183)
Expected losses on advanced internal ratings-based portfolio less general provisions	(304)	(226)	(43)	(304)	(226)	(43)
Prudential valuation adjustments	(107)	(160)	(136)	(107)	(160)	(136)
Consolidation scope	(55)	(60)	(65)	(55)	(60)	(65)
National specific regulatory adjustments and other[1]	(1,502)	(1,117)	(1,264)	(1,502)	(1,123)	(1,264)
Swiss SRB Basel III common equity tier 1 capital	42,179	38,963	40,032	28,908	26,019	25,182
Hybrid capital	3,113	3,122	4,316
Goodwill net of tax, less hybrid capital, as applicable (including goodwill relating to significant investments in financial institutions)	(3,113)	(3,122)	(4,316)
Swiss SRB Basel III additional tier 1 capital	0	0	0
Swiss SRB Basel III tier 1 capital	42,179	38,963	40,032	28,908	26,019	25,182
Swiss SRB Basel III tier 2 capital	8,636	9,532	9,544	5,665	5,275	4,160
Swiss SRB Basel III total capital	50,815	48,495	49,576	34,573	31,295	29,342

1  Includes an accrual for the proposed distribution of capital contribution reserves, the charge for the compensation-related increase in high-trigger loss-absorbing capital and other items.

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Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, BIS and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to the “Bondholder information” section under www.ubs.com/investors for the disclosures relating to capital instruments of UBS Group and UBS AG (Parent Bank)

In addition to the reconciliation of IFRS equity to Swiss SRB Basel III capital provided in the table on the prior page, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet is also disclosed, in order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements. This full reconciliation table will be disclosed as part of the Basel III Pillar 3 disclosures in our Annual Report 2013.

BIS and Swiss SRB Basel III rules require banks to disclose differences between the accounting scope of consolidation and the regulatory scope of consolidation. These consolidation scopes, listing the respective legal entities, will be published in our Annual Report 2013.

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation as well as the list of significant subsidiaries included in this scope as of 31 December 2012 are available in the “Financial information” section of our Annual Report 2012. The information as of 31 December 2013 will be disclosed in the “Financial information” section of our Annual Report 2013, which will be published on 14 March 2014.

è	Refer to “Note 1” and “Note 34” in the “Financial information” section of our Annual Report 2012 for more information on the IFRS scope of consolidation

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in Note 15 “Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond in isolation from other areas. On this standalone basis, we estimate that the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 2.7 billion as of 31 December 2013. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to these matters may be materially more or materially less than this estimated amount.

è	Refer to Note 15 “Provisions and contingent liabilities” in the “Financial information” section of this report

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Differences between Swiss SRB and BIS Basel III capital

Differences between Swiss SRB and BIS Basel III capital information

	Phase-in			Fully applied
	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
CHF million, except where indicated		31.12.13			31.12.13
Tier 1 capital	42,179	42,179	0	28,908	28,908	0
of which: common equity tier 1 capital	42,179	42,179	0	28,908	28,908	0
Tier 2 capital	8,636	8,575	61	5,665	5,604	61
of which: high-trigger loss-absorbing capital	955	863	92	955	863	92
of which: low-trigger loss-absorbing capital	4,710	4,710	0	4,710	4,710	0
of which: phase-out capital and other tier 2 capital	2,971	3,001	(30)		30	(30)
Total capital	50,815	50,754	61	34,573	34,512	61
Common equity tier 1 capital ratio (%)	18.5	18.5	0.0	12.8	12.8	0.0
Tier 1 capital ratio (%)	18.5	18.5	0.0	12.8	12.8	0.0
Total capital ratio (%)	22.2	22.2	0.0	15.4	15.3	0.0
Basel III risk-weighted assets	228,557	228,557	0.0	225,153	225,153	0.0

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Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a phase-in and fully applied basis, except for two specific items. Firstly, our deferred contingent capital plan instruments, representing high-trigger loss-absorbing capital, are amortized under BIS Basel III, but not under Swiss SRB regulations, resulting in Swiss SRB Basel III tier 2 capital being higher by CHF 92 million as of 31 December 2013. Secondly, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 30 million as of 31 December 2013, is recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Risk-weighted assets

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III, on both a phase-in and fully applied basis. RWA on a fully applied basis are the same as on a phase-in basis, except for differences of CHF 3.4 billion due to IAS 19 (revised) relating to post-retirement benefits.

è

Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of our Annual Report 2012 for more information on IAS 19 (revised) Employee Benefits

Our phase-in RWA increased by CHF 6.3 billion to CHF 228.6 billion in the fourth quarter of 2013. On a fully applied basis, RWA also increased by CHF 6.3 billion, to CHF 225.2 billion. This increase was mainly due to a CHF 22.6 billion increase in operational risk RWA, almost entirely due to the effect of the supplemental operational risk capital analysis referred to above, partly offset by a CHF 14.0 billion reduction in credit risk RWA and a CHF 2.4 billion reduction in market risk RWA.

è	Refer to the “Investment Bank,” “Corporate Center” and “Risk management and control” sections of this report for more information on RWA developments

The following changes in our Basel III RWA calculations are expected to add approximately CHF 3 billion to our RWA in the first quarter of 2014: (i) further reduction of the difference in the RWA calculation for Swiss residential mortgages between the internal ratings-based and the standardized approaches; as outlined in our Annual Report 2012, this difference will be reduced annually until 2019; and (ii) net long and net short securitization positions in the trading book require separate underpinning, rather than the higher of net long or net short positions underpinned during the transitional phase until 31 December 2013.

Credit risk

Phase-in credit risk RWA amounted to CHF 124.3 billion as of 31 December 2013 compared with CHF 138.3 billion as of 30 September 2013.

This decrease was mainly due to a CHF 6.6 billion reduction related to Other exposure segments treated under the advanced internal ratings-based (IRB) approach. This includes an RWA decline of CHF 3.2 billion due to the sale of securitization exposures in Corporate Center – Legacy Portfolio and a reduction in RWA for advanced credit valuation adjustments (CVA) of CHF 3.1 billion, mainly due to benefits from economic CVA hedges, reduced exposures and market driven reductions in Corporate Center – Non-core.

Credit risk RWA for exposures to corporates decreased by CHF 3.7 billion, primarily due to lower drawn loans and undrawn loan commitments in the Investment Bank, Retail & Corporate, Wealth Management Americas and Corporate Center – Non-core and Legacy Portfolio.

Credit risk RWA for exposures to banks declined by CHF 2.6 billion, mainly due to trade compressions and lower derivative exposures in the Investment Bank and Corporate Center – Non-core.

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA were unchanged at CHF 12.6 billion as of 31 December 2013.

Market risk

Phase-in market risk RWA amounted to CHF 13.7 billion as of 31 December 2013 compared with CHF 16.1 billion as of 30 September 2013. This decline was due to a reduction of CHF 1.1 billion in RWA related to stressed value-at-risk (VaR), a decline of CHF 0.8 billion in the incremental risk charge and a CHF 0.4 billion decrease in the comprehensive risk measure. The abovementioned decrease in phase-in market risk RWA was

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Basel III RWA by risk type and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA		Total capital requirement[1]
Credit risk	11.9	8.1	29.9	2.7	35.5	4.8	31.3	124.3	[2]	10.6
Advanced IRB approach	8.2	2.4	27.4	1.4	28.9	3.8	25.3	97.5		8.3
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.1	0.2	0.8		0.1
Banks	0.2	0.0	1.5	0.0	7.3	1.0	1.7	11.6		1.0
Corporates[3]	0.4	0.0	14.5	0.0	17.7	2.3	5.9	40.9		3.5
Retail	7.1	2.3	10.4	0.0	0.1	0.0	0.0	19.9		1.7
Other[4]	0.6	0.1	0.9	1.4	3.4	0.5	17.5	24.3		2.1
Standardized approach	3.7	5.7	2.5	1.2	6.6	1.0	6.0	26.8		2.3
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.3		0.0
Banks	0.2	0.8	0.1	0.1	0.1	0.3	0.5	2.0		0.2
Corporates	1.6	3.0	2.0	1.1	1.9	2.3	1.7	13.6		1.2
Central counterparties	0.0	0.0	0.0	0.0	1.0	0.6	0.2	1.8		0.2
Retail	1.6	1.7	0.0	0.0	0.0	0.0	0.0	3.3		0.3
Other[4]	0.2	0.1	0.5	0.0	3.5	(2.3)	3.6	5.8		0.5
Non-counterparty related risk	0.2	0.0	0.1	0.0	0.1	12.2	0.0	12.6		1.1
Market risk	0.0	1.6	0.0	0.0	7.6	(4.9)	9.4	13.7	[2]	1.2
Value-at-risk (VaR)	0.0	0.5	0.0	0.0	2.2	(1.3)	1.4	2.8		0.2
Stressed value-at-risk (sVaR)	0.0	0.9	0.0	0.0	3.2	(2.3)	1.8	3.6		0.3
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.1	(1.4)	0.3	1.4		0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	4.2	4.2		0.4
Securitization/Re-securitization in the trading book	0.0	0.0	0.0	0.0	0.1	0.0	1.7	1.8		0.2
Operational risk	9.2	14.8	1.4	1.1	19.4	9.2	22.8	77.9		6.7
of which: incremental RWA[5]	2.7	4.3	0.4	0.3	5.6	2.7	6.6	22.5		1.9
Total Basel III RWA phase-in	21.4	24.5	31.4	3.8	62.6	21.3	63.5	228.6		19.6
Phase-out items	0.4	0.2	1.7	0.1	0.4	0.7	0.0	3.4
Total Basel III RWA fully applied	20.9	24.3	29.7	3.7	62.3	20.7	63.5	225.2

1  Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.    2  In line with Basel III Pillar 1 requirements, RWA related to securitization/re-securitizations in the trading book are newly presented as market risk RWA. In previous reports, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.    3   Includes stressed expected positive exposures across all exposure classes.    4  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

mainly related to the Investment Bank and Corporate Center – Non-core.

è	Refer to the “Risk management and control” section of this report for more information on market risk
è	Refer to the “Market risk” section of our Basel III Pillar 3 First Half 2013 Report for information on the comprehensive risk measure and the incremental risk charge

Operational risk

Phase-in operational risk RWA amounted to CHF 77.9 billion as of 31 December 2013, an increase of CHF 22.6 billion compared with the prior quarter, primarily due to incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

During the fourth quarter of 2013 and January of 2014, UBS and FINMA reviewed the temporary operational risk-related RWA add-on that became effective on 1 October 2013. Following a review of the advanced measurement approach (AMA) model, the litigation exposures and contingent liabilities of UBS, provisioning movements and methodologies, and progress on managing other operational risks, UBS and FINMA mutually agreed that, effective on 31 December 2013, a supplemental analysis will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities.

è

Refer to the “Regulatory, legal and other recent developments” section of this report for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

77

Capital management

Basel III RWA by risk type and reporting segment

	30.9.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA		Total capital requirement[1]
Credit risk	12.7	8.1	30.8	2.7	37.6	5.1	41.3	138.3	[2]	11.9
Advanced IRB approach	8.9	2.2	28.1	1.6	31.7	4.0	33.5	110.1		9.4
Sovereigns	0.0	0.0	0.1	0.0	0.4	0.2	0.6	1.3		0.1
Banks	0.6	0.0	1.8	0.0	8.7	1.0	2.3	14.5		1.2
Corporates[3]	0.4	0.0	14.8	0.0	18.4	2.3	7.2	43.2		3.7
Retail	7.3	2.2	10.6	0.0	0.1	0.0	0.0	20.2		1.7
Other[4]	0.6	0.0	0.8	1.6	4.0	0.5	23.4	30.9		2.7
Standardized approach	3.7	5.9	2.7	1.1	6.0	1.1	7.8	28.3		2.4
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.1	0.1	0.3		0.0
Banks	0.2	0.6	0.1	0.1	0.2	0.3	0.3	1.7		0.1
Corporates	1.7	3.4	1.9	1.0	2.3	2.5	2.2	15.0		1.3
Central counterparties	0.0	0.0	0.0	0.0	1.3	0.3	0.1	1.6		0.1
Retail	1.5	1.7	0.0	0.0	0.0	0.0	0.0	3.2		0.3
Other[4]	0.3	0.1	0.7	0.0	2.2	(2.1)	5.2	6.4		0.5
Non-counterparty related risk	0.2	0.0	0.1	0.0	0.1	12.1	0.0	12.6		1.1
Market risk	0.0	1.5	0.0	0.0	8.3	(5.4)	11.6	16.1	[2]	1.4
Value-at-risk (VaR)	0.0	0.5	0.0	0.0	2.2	(1.8)	1.9	2.8		0.2
Stressed value-at-risk (sVaR)	0.0	0.8	0.0	0.0	3.6	(2.7)	2.9	4.7		0.4
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.4	(0.9)	0.4	2.2		0.2
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	4.6	4.6		0.4
Securitization/Re-securitization in the trading book	0.0	0.0	0.0	0.0	0.1	0.0	1.8	1.9	[2]	0.2
Operational risk	6.5	11.0	0.9	0.8	13.6	6.8	15.6	55.3		4.7
Total Basel III RWA phase-in	19.4	20.7	31.8	3.6	59.6	18.7	68.6	222.3		19.0
Phase-out items	0.4	0.2	1.7	0.1	0.4	0.6	0.0	3.4
Total Basel III RWA fully applied	19.0	20.5	30.1	3.5	59.2	18.0	68.6	218.9

1  Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.    2  In line with Basel III Pillar 1 requirements, RWA related to securitization/re-securitizations in the trading book are newly presented as market risk RWA. In previous reports, these RWA were presented as credit risk RWA. Prior periods were restated for this change in presentation.    3   Includes stressed expected positive exposures across all exposure classes.    4  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.

Sensitivity to currency movements

The majority of our capital and a significant portion of our RWA are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to our capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 31 December 2013, we estimate that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 1,075 million (30 September 2013: CHF 485 million) and would decrease the CET1 capital ratio by 15 basis points (30 September 2013: 45 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 973 million (30 September 2013: CHF 439 million) and would increase the CET1 capital ratio by 15 basis points (30 September 2013: 46 basis points).

78

Risk and treasury management

Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements

				Phase-in
	Requirements			Actual information
	Required Swiss SRB leverage ratio (%)[1]		Swiss SRB leverage ratio capital requirement	Available Swiss SRB Basel III capital				Actual Swiss SRB leverage ratio (%)		Capital type
CHF million, except where indicated			31.12.13	31.12.13		30.9.13		31.12.13	30.9.13
Base capital	0.84		8,634	8,634		8,932		0.84	0.84	CET1
Buffer capital	0.86	[2]	8,795	33,545	[3]	30,031	[3]	3.26	2.82	CET1
Progressive buffer	0.36		3,700	5,665	[4]	5,275	[4]	0.55	0.50	LAC
Total	2.06		21,130	47,844		44,238		4.65	4.16

[1]  Requirements for base capital (24% of 3.5%), buffer capital (24% of 3.6%) and progressive buffer capital (24% of 1.5%).    [2]  This includes the effect of the countercyclical buffer requirement.    [3]  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.    [4]  During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.

Swiss SRB leverage ratio

										Pro-forma
CHF million, except where indicated								Average 4Q13	Average 3Q13	Average 4Q12
Total on-balance sheet assets[1]								1,017,335	1,057,352	1,270,627
Netting of securities financing transactions								(1,537)	(3,152)	(20,508)
Netting of derivative exposures								(196,992)	(224,010)	(332,076)
Current exposure method (CEM add-on) for derivative exposures								105,352	130,174	184,180
Off-balance sheet items								96,256	98,322	102,000
of which: commitments and guarantees – unconditionally cancellable (10%)								21,538	22,559	20,168
of which: commitments and guarantees – other than unconditionally cancellable (100%)								74,719	75,764	81,540
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation								17,878	17,390	24,630
Items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)								(10,428)	(12,783)	(12,000)
Total adjusted exposure (“leverage ratio denominator”)[2]								1,027,864	1,063,294	1,216,000

								As of
								31.12.13	30.9.13	31.12.12
Swiss SRB Basel III common equity tier 1 capital (phase-in)								42,179	38,963	40,032
Swiss SRB Basel III loss-absorbing capital								5,665	5,275	4,160
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital								47,844	44,238	44,192
Swiss SRB leverage ratio phase-in (formerly referred to as “FINMA Basel III leverage ratio”) (%)								4.65	4.16	3.63

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to our “Basel III Pillar 3 First Half 2013 Report” for more information on the regulatory scope of consolidation.    2  Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

79

Capital management

Swiss SRB leverage ratio

The Swiss SRB leverage ratio is calculated by dividing the relevant capital amount by total IFRS on-balance-sheet assets and off-balance-sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items. The capital for calculating the total leverage ratio includes CET1 capital and loss-absorbing capital, but excludes tier 2 phase-out capital.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement. As of 31 December 2013, the effective total leverage ratio requirement was 2.06%, resulting from multiplying the total capital ratio requirement of 8.6% by 24%.

Our phase-in total Swiss SRB leverage ratio increased 49 basis points to 4.65% as of 31 December 2013 from 4.16% as of 30 September 2013. These increases were mainly due to the aforementioned increases in CET1 and high-trigger loss-absorbing capital, which contributed 35 basis points to the improvement in the leverage ratio on a phase-in basis. In addition, the total adjusted exposure, also known as the leverage denominator, decreased by CHF 35 billion, resulting in an improvement of

15 basis points to the leverage ratio. The exposure reduction of CHF 35 billion mainly reflected a CHF 40 billion reduction in average on-balance sheet assets, resulting from reductions in average positive replacement values and financial investments available-for-sale. The decline in average on-balance sheet assets was partly offset by an increase of CHF 2 billion from the combined net effect of reduced derivative exposure netting and a lower current exposure add-on for derivative exposures. Furthermore, the adjusted exposure for off-balance sheet items reduced by CHF 2 billion.

On a fully applied basis, our Swiss SRB leverage ratio increased 43 basis points to 3.39% as of 31 December 2013 from 2.96% as of 30 September 2013.

The table “Swiss SRB leverage ratio requirements” on the previous page shows our total leverage ratio requirement, as well as the requirements by capital components, and our actual leverage ratio information. As of 31 December 2013, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high- and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

80

Risk and treasury management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance, by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions and integrates Group-wide capital management activities with those at a business division level.

Equity is attributed to our business divisions applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk. The framework is calibrated based on capital ratios as targeted by industry peers. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and can differ from the Group’s actual equity during a given period.

In the fourth quarter, the average total equity attributed to the business divisions and Corporate Center was CHF 40.8 billion, a decrease of CHF 2.2 billion compared with the prior quarter. This decrease was mainly due to the exercise of the SNB StabFund option as well as reductions of positions in Corporate Center – Non-core and Legacy Portfolio. Fourth quarter attributed equity takes into account the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, partly offset by projected risk mitigation measures.

Average equity attributable to UBS shareholders increased to CHF 47.7 billion in the fourth quarter from CHF 47.2 billion in the third quarter. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 6.9 billion in the fourth quarter from CHF 4.2 billion in the third quarter. This difference mainly results from the Group holding higher levels of equity than required under the Basel III phase-in rules, the basis for our equity attribution framework.

Annualized return on attributed equity (RoaE) is a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

The return on equity (RoE) for the Group increased to 7.7% for the fourth quarter from 4.9% in the third quarter due to an increase in net profit attributable to UBS shareholders following improved profitability, while average equity attributable to UBS shareholders increased slightly. The RoE of the Group was lower than the average of the RoaE of the business divisions as a result of the negative RoaE of the Corporate Center and because more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

è	Refer to the “Capital management” section of our Annual Report 2012 for further information on our equity attribution

81

Capital management

Average attributed equity

	For the quarter ended			Year ended
CHF billion	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Wealth Management	3.4	3.3	4.3	3.5	4.0
Wealth Management Americas	2.7	2.6	5.9	2.8	6.2
Retail & Corporate	3.8	3.9	4.4	4.1	4.5
Global Asset Management	1.7	1.8	2.1	1.8	2.2
Investment Bank	7.8	8.0	8.0	8.0	10.9
Corporate Center	21.4	23.4	20.8	23.3	23.1
of which: Core Functions	13.7	13.7	4.9	12.5	6.6
of which: Group items[1]	9.5	9.4	2.0	8.6	3.6
of which: Non-core and Legacy Portfolio	7.7	9.7	15.9	10.8	16.5
Average equity attributed to the business divisions and Corporate Center	40.8	43.0	45.5	43.5	50.8
Difference	6.9	4.2	1.5
Average equity attributable to UBS shareholders	47.7	47.2	47.0

[1]  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 ratio. Additionally, this includes attributed equity for PaineWebber goodwill and intangible assets as well as attributed equity for centrally held risk-based capital items.

Return on attributed equity (RoaE) and return on equity (RoE) (%) [1]

	For the quarter ended			Year ended
In %	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Wealth Management	55.4	67.3	37.0	64.2	60.9
Wealth Management Americas	34.1	31.1	9.8	30.9	9.7
Retail & Corporate	34.9	41.2	32.8	35.6	40.6
Global Asset Management	30.6	26.2	28.2	32.0	25.9
Investment Bank	15.2	12.6	(12.2)	28.7	2.4
Corporate Center – Core Functions	(16.5)	(14.0)	(149.5)	(14.8)	(56.2)
Corporate Center – Non-core and Legacy Portfolio	(23.2)	(28.6)	(20.5)	(21.4)	(22.8)
UBS Group – Return on equity (RoE) (%)	7.7	4.9	(16.2)	6.7	(5.1)

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

82

Risk and treasury management

UBS shares

Total UBS shares issued increased by 573,471 shares in the fourth quarter due to the exercise of employee share options. Treasury shares, which are primarily held to hedge employee share and option participation plans, decreased by 361,573 shares on a net basis.

UBS shares
	As of			Change from
	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12

Shares outstanding
Shares issued	3,842,002,069	3,841,428,598	3,835,250,233	573,471	6,751,836
of which: related to employee option plans				573,471	6,751,836
Treasury shares	73,800,252	74,161,825	87,879,601	(361,573)	(14,079,349)
Shares outstanding	3,768,201,817	3,767,266,773	3,747,370,632	935,044	20,831,185

	As of or for the quarter ended			% change from
	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12

Earnings per share (CHF)[1]
Basic	0.24	0.15	(0.51)	60
Diluted	0.24	0.15	(0.51)	60

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	48,002	47,403	45,949	1	4
Less: goodwill and intangible assets	6,293	6,388	6,461	(1)	(3)
Tangible shareholders’ equity	41,709	41,015	39,488	2	6

Book value per share (CHF)
Total book value per share	12.74	12.58	12.26	1	4
Tangible book value per share	11.07	10.89	10.54	2	5

Market capitalization and share price
Share price (CHF)	16.92	18.50	14.27	(9)	19
Market capitalization (CHF million)[2]	65,007	71,066	54,729	(9)	19
1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end.

83

UBS shares

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

84

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

87	Income statement
88	Statement of comprehensive income
90	Balance sheet
92	Statement of changes in equity

	Notes to the interim consolidated financial statements

95	1	Basis of accounting
97	2	Segment reporting
99	3	Net interest and trading income
100	4	Net fee and commission income
100	5	Other income
101	6	Personnel expenses
101	7	General and administrative expenses
102	8	Earnings per share (EPS) and shares outstanding
102	9	Income taxes
103	10	Trading portfolio
103	11	Financial investments available-for-sale
104	12	Fair value measurement
107	13	Reclassification of financial assets
108	14	Other assets and liabilities
109	15	Provisions and contingent liabilities
119	16	Changes in organization
119	17	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

122	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
122	Swiss SRB Basel III available capital versus capital requirements
122	BIS Basel III capital information
122	Swiss SRB Basel III capital information
122	Swiss SRB Basel III capital requirements
123	Swiss SRB leverage ratio requirements
123	Swiss SRB leverage ratio

	UBS Limited

124	Income statement
124	Statement of comprehensive income
125	Balance sheet
126	Basis of accounting
126	Basel 2.5 capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Interest income	3	2,965	3,147	3,550	(6)	(16)	13,137	15,968
Interest expense	3	(1,419)	(1,596)	(2,078)	(11)	(32)	(7,351)	(9,990)
Net interest income	3	1,546	1,551	1,472	0	5	5,786	5,978
Credit loss (expense)/recovery		(15)	(17)	(24)	(12)	(38)	(50)	(118)
Net interest income after credit loss expense		1,531	1,534	1,448	0	6	5,736	5,860
Net fee and commission income	4	4,096	3,831	3,992	7	3	16,287	15,396
Net trading income	3	604	543	378	11	60	5,130	3,526
Other income	5	75	353	390	(79)	(81)	580	641
Total operating income		6,307	6,261	6,208	1	2	27,732	25,423
Personnel expenses	6	3,660	3,567	4,014	3	(9)	15,182	14,737
General and administrative expenses	7	1,956	2,126	3,843	(8)	(49)	8,380	8,653
Depreciation and impairment of property and equipment		221	191	169	16	31	816	689
Impairment of goodwill		0	0	0			0	3,030
Amortization and impairment of intangible assets		22	21	19	5	16	83	106
Total operating expenses		5,858	5,906	8,044	(1)	(27)	24,461	27,216
Operating profit/(loss) before tax		449	356	(1,837)	26		3,272	(1,794)
Tax expense/(benefit)	9	(470)	(222)	66	112		(110)	461
Net profit/(loss)		919	578	(1,903)	59		3,381	(2,255)
Net profit/(loss) attributable to preferred noteholders		0	0	0			204	220
Net profit/(loss) attributable to non-controlling interests		2	1	1	100	100	5	5
Net profit/(loss) attributable to UBS shareholders		917	577	(1,904)	59		3,172	(2,480)

Earnings per share (CHF)
Basic	8	0.24	0.15	(0.51)	60		0.84	(0.66)
Diluted	8	0.24	0.15	(0.51)	60		0.83	(0.66)

87

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	917	577	(1,904)	3,172	(2,480)

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(207)	(624)	(537)	(440)	(362)
Foreign exchange amounts reclassified to the income statement from equity	24	1	(7)	(36)	(58)
Income tax relating to foreign currency translation movements	1	7	0	5	(91)
Subtotal foreign currency translation, net of tax	(182)	(616)	(544)	(471)	(511)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(18)	43	27	(57)	335
Impairment charges reclassified to the income statement from equity	5	9	11	41	85
Realized gains reclassified to the income statement from equity	(61)	(72)	(208)	(265)	(433)
Realized losses reclassified to the income statement from equity	40	2	0	56	19
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	13	10	60	71	20
Subtotal financial investments available-for-sale, net of tax	(20)	(7)	(110)	(154)	26
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(72)	197	53	(652)	1,714
Net (gains)/losses reclassified to the income statement from equity	(297)	(299)	(373)	(1,261)	(1,235)
Income tax relating to cash flow hedges	75	19	64	393	(95)
Subtotal cash flow hedges, net of tax	(294)	(83)	(256)	(1,520)	384
Total other comprehensive income that may be reclassified to the income statement, net of tax	(496)	(706)	(910)	(2,145)	(102)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(74)	281	489	1,178	1,023
Income tax relating to defined benefit plans	35	(76)	(98)	(239)	(413)
Subtotal defined benefit plans, net of tax	(39)	205	391	939	609
Property revaluation surplus
Gains on property revaluation, before tax	0	0	0	0	8
Net (gains)/losses reclassified to retained earnings	(6)	0	0	(6)	0
Income tax relating to gains on property revaluation	0	0	0	0	(2)
Subtotal changes in property revaluation surplus, net of tax	(6)	0	0	(6)	6
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(45)	205	391	933	615

Total other comprehensive income	(541)	(501)	(519)	(1,211)	514
Total comprehensive income attributable to UBS shareholders	376	76	(2,423)	1,961	(1,966)

88

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	0	0	0	204	220
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(13)	(57)	(33)	355	(41)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(13)	(57)	(33)	355	(41)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(13)	(57)	(33)	355	(41)
Total comprehensive income attributable to preferred noteholders	(13)	(57)	(33)	559	179

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	2	1	1	5	5
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	0	4	(1)	15
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	0	4	(1)	15
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	0	4	(1)	15
Total comprehensive income attributable to non-controlling interests	2	2	6	4	20

Total comprehensive income
Net profit/(loss)	919	578	(1,903)	3,381	(2,255)
Other comprehensive income	(553)	(558)	(548)	(857)	487
of which: other comprehensive income that may be reclassified to the income statement	(496)	(706)	(910)	(2,145)	(102)
of which: other comprehensive income that will not be reclassified to the income statement	(57)	148	362	1,288	589
Total comprehensive income	366	20	(2,451)	2,524	(1,767)

89

Interim consolidated financial statements (unaudited)

Balance sheet

					% change from
CHF million	Note	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12

Assets
Cash and balances with central banks		80,879	79,043	66,383	2	22
Due from banks		17,170	20,156	21,220	(15)	(19)
Cash collateral on securities borrowed		27,496	34,034	37,372	(19)	(26)
Reverse repurchase agreements		91,563	81,057	130,941	13	(30)
Trading portfolio assets	10	122,848	123,664	160,564	(1)	(23)
of which: assets pledged as collateral which may be sold or repledged by counterparties		42,449	38,749	44,698	10	(5)
Positive replacement values		245,835	282,016	418,957	(13)	(41)
Cash collateral receivables on derivative instruments		28,007	25,411	30,413	10	(8)
Financial assets designated at fair value		7,364	11,105	9,106	(34)	(19)
Loans		286,959	289,850	279,901	(1)	3
Financial investments available-for-sale	11	59,525	62,248	66,230	(4)	(10)
Investments in associates		842	834	858	1	(2)
Property and equipment		6,006	5,989	6,004	0	0
Goodwill and intangible assets		6,293	6,388	6,461	(1)	(3)
Deferred tax assets		8,845	8,216	8,143	8	9
Other assets	14	20,228	19,088	17,244	6	17
Total assets		1,009,860	1,049,101	1,259,797	(4)	(20)

90

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12

Liabilities
Due to banks		12,862	15,081	23,024	(15)	(44)
Cash collateral on securities lent		9,491	8,686	9,203	9	3
Repurchase agreements		13,811	19,424	38,557	(29)	(64)
Trading portfolio liabilities	10	26,609	27,489	34,247	(3)	(22)
Negative replacement values		239,953	267,789	395,260	(10)	(39)
Cash collateral payables on derivative instruments		49,138	53,624	71,148	(8)	(31)
Financial liabilities designated at fair value		69,901	72,000	91,901	(3)	(24)
Due to customers		390,825	384,965	373,459	2	5
Debt issued		81,586	84,278	104,837	(3)	(22)
Provisions	15	2,971	3,046	2,536	(2)	17
Other liabilities	14	62,777	63,371	66,523	(1)	(6)
Total liabilities		959,925	999,753	1,210,697	(4)	(21)

Equity
Share capital		384	384	384	0	0
Share premium		33,952	33,739	33,898	1	0
Treasury shares		(1,031)	(1,029)	(1,071)	0	(4)
Equity classified as obligation to purchase own shares		(46)	(51)	(37)	(10)	24
Retained earnings		24,475	23,552	21,297	4	15
Cumulative net income recognized directly in equity, net of tax		(9,733)	(9,193)	(8,522)	6	14
Equity attributable to UBS shareholders		48,002	47,403	45,949	1	4
Equity attributable to preferred noteholders		1,893	1,906	3,109	(1)	(39)
Equity attributable to non-controlling interests		41	39	42	5	(2)
Total equity		49,936	49,348	49,100	1	2
Total liabilities and equity		1,009,860	1,049,101	1,259,797	(4)	(20)

91

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2012	383	34,614	(1,160)	(39)	23,777	(9,035)
Issuance of share capital	0
Acquisition of treasury shares			(1,398)[1]
Disposition of treasury shares			1,486
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(9)
Premium on shares issued and warrants exercised		4
Employee share and share option plans		126
Tax (expense)/benefit recognized in share premium		(457)
Dividends		(379)[2]
Equity classified as obligation to purchase own shares – movements				2
Preferred notes
New consolidations and other increases/(decreases)		(1)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					(2,480)	514
Balance as of 31 December 2012	384	33,898	(1,071)	(37)	21,297	(8,522)
Issuance of share capital	1
Acquisition of treasury shares			(846)
Disposition of treasury shares			887 [1]
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		203
Premium on shares issued and warrants exercised		30
Employee share and share option plans		305
Tax (expense)/benefit recognized in share premium		91
Dividends		(564)[2]
Equity classified as obligation to purchase own shares – movements				(9)
Preferred notes
New consolidations and other increases/(decreases)					6
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					3,172	(1,211)
Balance as of 31 December 2013	384	33,952	(1,031)	(46)	24,475	(9,733)

1 For the year of 2013, the net disposal of 12 million treasury shares (CHF 170 million) which related to market making and hedging activities of the Investment Bank are presented as dispositions. For the year of 2012, the net acquisition of 5 million treasury shares (CHF 92 million) are presented as acquisitions.    2 Reflects the payment of CHF 0.15 (2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

92

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,443)	223	2,600	(5,415)	0	48,540	3,150	46	51,737
					0			0
					(1,398)			(1,398)
					1,486			1,486

					(9)			(9)

					4			4

					126			126

					(457)			(457)
					(379)	(220)	(6)	(605)

					2			2

					0			0

					(1)		(10)	(11)

					0		(9)	(9)

(511)	26	384	609	6	(1,966)	179	20	(1,767)
(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100

					1			1
					(846)			(846)
					887			887

					203			203

					30			30

					305			305

					91			91
					(564)	(204)	(6)	(773)

					(9)			(9)

					0	(1,572)		(1,572)

					6			6

					(11)	0		(11)

(471)	(154)	(1,520)	939	(6)	1,961	559	4	2,524
(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936

93

Interim consolidated financial statements (unaudited)

94

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. However, these interim Financial Statements are not in accordance with IAS 34, Interim Financial Reporting because they do not include a statement of cash flows and certain explanatory notes; that information will be included in our annual Financial Statements for the period ended 31 December 2013.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2012, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” sections of our first, second and third quarter 2013 reports. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in our Annual Report 2012. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position and results of operations.

In preparing these interim Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making such estimates. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Any revisions to estimates resulting from these reviews are recognized in the period in which such estimates are revised. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2) of “Note 1 a) Significant accounting policies” in our Annual Report 2012.

IFRS adopted in the fourth quarter of 2013

Recoverable Amount Disclosures for Non-Financial Assets

(Amendments to IAS 36)

In May 2013, the IASB published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36, Impairment of Assets) requiring disclosure, for a non-financial asset or a cash-generating unit for which an impairment loss was recognized or reversed, of its recoverable amount and, if this was determined based on fair value less costs of disposal, additional fair value information. UBS early adopted the narrow-scope amendments as of 31 December 2013, ahead of their mandatory effective date of 1 January 2014, in accordance with the transitional provisions of the amendments, with no material impact on these interim Financial Statements.

Change in presentation

Accrued income and prepaid expenses, Accrued expenses and deferred income

Starting with the fourth quarter of 2013, Accrued income and prepaid expenses as well as Accrued expenses and deferred income are no longer presented as separate line items in the balance sheet but under Other assets and Other liabilities, respectively. Comparative information was adjusted accordingly. Refer to “Note 14 Other assets and liabilities” for more information. This change in presentation did not impact net profit, total assets or total liabilities.

IFRS and Interpretations to be adopted in 2014 and later

Offsetting Financial Assets and Financial Liabilities

(Amendments to IAS 32)

In December 2011, the IASB issued Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amendments to IAS 32 only allow offsetting on the balance sheet if a right of set-off exists that is unconditional and legally enforceable, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties. The amendments also provide incremental guidance for determining when gross settlement systems result in the functional equivalent of net settlement.

Upon adoption as of 1 January 2014, UBS expects, based on current assumptions, to no longer be able to offset certain derivative arrangements. Consequently, had the amendments been effective as of 31 December 2013, total assets and liabilities would have been higher by approximately CHF 10 billion, with no impact on total equity or net profit. UBS’s capital or leverage ratios are not expected to be significantly impacted. Certain industry-level application issues are in the process of being resolved, hence, the actual impact may be different from that currently estimated.

95

Notes to the interim consolidated financial statements

Novation of Derivatives and Continuation of Hedge Accounting

(Amendments to IAS 39)

In June 2013, the IASB issued Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) to provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. The amendment is applicable retrospectively and is effective on 1 January 2014. Adoption of the amendment is not expected to have a material impact on the Group’s Financial Statements.

IFRIC Interpretation 21, Levies

In May 2013, the IASB issued IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, regardless of whether an entity has no realistic ability to avoid the triggering event. The interpretation is applicable retrospectively and is effective on 1 January 2014. Adoption of the interpretation is not expected to have a material impact on the Group’s Financial Statements.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)

In November 2013, the IASB issued IFRS 9 Financial instruments (Hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39). This standard contains guidance on hedge accounting that will replace the existing requirements of IAS 39, introducing substantial changes to hedge effectiveness and eligibility requirements as well as new disclosures. The amendments also remove the previous mandatory effective date of 1 January 2015 for all of the IFRS 9’s requirements, with a final effective date to be decided upon when the project is closer to completion. The standard further amends IFRS 9 to permit entities to early adopt the requirements regarding the presentation of own credit without having to apply any of the other requirements of IFRS 9. Under IFRS 9, any gain or loss arising on a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is presented in other comprehensive income and not recognized in profit or loss. UBS is currently assessing the impact of the new hedge accounting and own credit requirements set out in IFRS 9 on the Group’s Financial Statements.

Narrow-scope amendments to IAS 19 Employee Benefits

In December 2013, the IASB issued Defined Benefit Plans: Employee Contributions (Amendments to IAS 19, Employee Benefits). The amendments offer an alternative, simplified treatment for considering contributions from employees or third parties in the calculation of the defined benefit obligation if the amount of employee or third party contributions is independent of the number of years of service. Under the alternative treatment, an entity may recognize such contributions as a reduction in service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. This is applicable for the Swiss Pension Plan, whereby UBS currently attributes employee contributions to the periods of service in accordance with the plan’s benefit formula. The amendments to IAS 19 are applicable retrospectively, for UBS on 1 January 2015, with earlier adoption permitted. UBS does not expect to apply the alternative treatment introduced by this amendment to IAS 19.

Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle that resulted in 12 amendments to nine IFRSs. Generally, the amendments are effective for UBS on 1 January 2015, with early adoption permitted. UBS is currently assessing the impact of the amendments on the Group’s Financial Statements.

Fair value measurements – funding valuation adjustments

UBS and, more broadly, other major dealers in derivatives, are currently analyzing how the costs and benefits of funding associated with uncollateralized derivative receivables and payables can be incorporated into their valuation techniques. Those costs and benefits (referred to as “funding valuation adjustments”) differ from credit valuation adjustments (CVA) and debit valuation adjustments (DVA) (refer to Note 27 in our Annual Report 2012), and theoretically represent a spread over LIBOR to compensate for the inherent cost of funding those uncollateralized derivative positions. Currently, there is diversity within the industry as to how such inputs should be quantified and applied. We expect to incorporate funding valuation adjustments into our fair value measurements, prospectively, as a change in accounting estimate, possibly during 2014 when our analysis is completed and the related financial effects can be validated. Notably, our exposure to uncollateralized derivatives continues to reduce in line with the acceleration of our strategy to exit many of the businesses with which they are associated.

96

Financial information

Note 2 Segment reporting

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions[1]	Non-core and Legacy Portfolio

For the year ended 31 December 2013
Net interest income	2,061	936	2,144	(20)	886	(31)	(191)	5,786
Non-interest income	5,512	5,629	1,630	1,954	7,712	(976)	535	21,997
Income[2]	7,573	6,565	3,774	1,935	8,599	(1,007)	344	27,782
Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3	(50)
Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732
Personnel expenses	3,371	4,574	1,442	873	3,984	424	515	15,182
General and administrative expenses	1,650	924	875	448	2,040	422	2,022	8,380
Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65	0
Depreciation and impairment of property and equipment	190	121	143	47	260	0	55	816
Amortization and impairment of intangible assets	8	49	0	8	14	0	3	83
Total operating expenses	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461
Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272
Tax expense/(benefit)								(110)
Net profit/(loss)								3,381

As of 31 December 2013
Total assets[3]	109,758	45,491	141,369	14,223	241,103	247,407	210,508	1,009,860

1 Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates charged to the business divisions and Corporate Center – Non-core and Legacy Portfolio. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

97

Notes to the interim consolidated financial statements

Note 2  Segment reporting (continued)1

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the year ended 31 December 2012
Net interest income	1,951	792	2,186	(21)	834	47	189	5,978
Non-interest income	5,089	5,099	1,569	1,904	6,310	(1,737)	1,327	19,563
Income[3]	7,040	5,891	3,756	1,883	7,144	(1,689)	1,516	25,541
Credit loss (expense)/recovery	1	(14)	(27)	0	0	0	(78)	(118)
Total operating income	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423
Personnel expenses	2,865	4,252	1,287	885	4,539	282	628	14,737
General and administrative expenses	1,360	893	857	395	2,312	1,696	1,141	8,653
Services (to)/from other business divisions	243	(15)	(370)	(10)	(202)	21	335	0
Depreciation and impairment of property and equipment	159	100	128	37	214	9	41	689
Impairment of goodwill	0	0	0	0	0	0	3,030	3,030
Amortization and impairment of intangible assets	7	51	0	8	13	0	28	106
Total operating expenses	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216
Operating profit/(loss) before tax	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)
Tax expense/(benefit)								461
Net profit/(loss)								(2,255)

As of 31 December 2012
Total assets[4]	104,620	43,948	145,320	12,916	261,511	262,857	428,625	1,259,797

1 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates charged to the business divisions and Corporate Center – Non-core and Legacy Portfolio. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.    3 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.    4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

98

Financial information

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Net interest and trading income
Net interest income	1,546	1,551	1,472	0	5	5,786	5,978
Net trading income	604	543	378	11	60	5,130	3,526
Total net interest and trading income	2,150	2,094	1,849	3	16	10,915	9,504
Wealth Management	697	701	669	(1)	4	2,868	2,728
Wealth Management Americas	340	350	328	(3)	4	1,323	1,265
Retail & Corporate	628	612	634	3	(1)	2,485	2,467
Global Asset Management	4	(5)	6		(33)	9	9
Investment Bank	954	947	796	1	20	5,015	3,574
of which: Corporate Client Solutions	173	134	191	29	(9)	1,035	575
of which: Investor Client Services	781	813	605	(4)	29	3,980	2,999
Corporate Center	(472)	(510)	(583)	(7)	(19)	(784)	(540)
of which: Core Functions	(313)	(396)	(404)	(21)	(23)	(1,045)	(1,992)
of which: own credit on financial liabilities designated at fair value[1]	(94)	(147)	(414)	(36)	(77)	(283)	(2,202)
of which: Non-core and Legacy Portfolio	(159)	(115)	(179)	38	(11)	261	1,452
Total net interest and trading income	2,150	2,094	1,849	3	16	10,915	9,504

Net interest income
Interest income
Interest earned on loans and advances	2,072	2,126	2,189	(3)	(5)	8,686	9,323
Interest earned on securities borrowed and reverse repurchase agreements	168	183	288	(8)	(42)	852	1,413
Interest and dividend income from trading portfolio	551	643	888	(14)	(38)	2,913	4,482
Interest income on financial assets designated at fair value	86	91	92	(5)	(7)	364	369
Interest and dividend income from financial investments available-for-sale	88	104	93	(15)	(5)	322	381
Total	2,965	3,147	3,550	(6)	(16)	13,137	15,968
Interest expense
Interest on amounts due to banks and customers	192	201	192	(4)	0	893	1,433
Interest on securities lent and repurchase agreements	152	159	231	(4)	(34)	829	1,208
Interest expense from trading portfolio[2]	239	311	392	(23)	(39)	1,846	2,442
Interest on financial liabilities designated at fair value	268	281	370	(5)	(28)	1,197	1,744
Interest on debt issued	569	645	892	(12)	(36)	2,586	3,163
Total	1,419	1,596	2,078	(11)	(32)	7,351	9,990
Net interest income	1,546	1,551	1,472	0	5	5,786	5,978

Net trading income
Investment Bank Corporate Client Solutions	53	15	105	253	(50)	545	389
Investment Bank Investor Client Services	603	602	522	0	16	3,584	2,351
Other business divisions and Corporate Center	(51)	(74)	(250)	(31)	(80)	1,002	786
Net trading income	604	543	378	11	60	5,130	3,526
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	(1,278)	(1,628)	(1,441)	(21)	(11)	(2,056)	(6,493)

1  Refer to “Note 12 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

99

Notes to the interim consolidated financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Equity underwriting fees	239	181	223	32	7	850	807
Debt underwriting fees	113	84	182	35	(38)	524	732
Total underwriting fees	351	265	405	32	(13)	1,374	1,539
M&A and corporate finance fees	207	120	197	73	5	613	679
Brokerage fees	894	916	937	(2)	(5)	4,035	3,836
Investment fund fees	890	893	954	0	(7)	3,803	3,626
Portfolio management and advisory fees	1,736	1,657	1,530	5	13	6,625	5,895
Insurance-related and other fees	124	117	130	6	(5)	485	451
Total securities trading and investment activity fees	4,203	3,968	4,153	6	1	16,935	16,026
Credit-related fees and commissions	77	97	111	(21)	(31)	367	414
Commission income from other services	219	231	200	(5)	10	873	833
Total fee and commission income	4,498	4,296	4,464	5	1	18,176	17,273
Brokerage fees paid	142	205	217	(31)	(35)	839	871
Other	261	260	255	0	2	1,050	1,006
Total fee and commission expense	402	465	472	(14)	(15)	1,889	1,876
Net fee and commission income	4,096	3,831	3,992	7	3	16,287	15,396
of which: net brokerage fees	752	711	720	6	4	3,196	2,965
Note 5 Other income
	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	9	(1)	7		29	111	(7)
Net gains/(losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	11	13	15	(15)	(27)	49	88
Total	20	13	22	54	(9)	160	81
Financial investments available-for-sale
Net gains/(losses) from disposals	21	69	198	(70)	(89)	209	393
Impairment charges	(5)	(9)	(11)	(44)	(55)	(41)	(85)
Total	16	61	187	(74)	(91)	168	308
Net income from properties[2]	7	9	9	(22)	(22)	35	35
Net gains/(losses) from investment properties[3]	(2)	(15)	0	(87)		(16)	4
Other[4]	35	286	173	(88)	(80)	233	213
Total other income	75	353	390	(79)	(81)	580	641

1 Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  The fourth quarter of 2013 included gains on sales of real estate of CHF 61 million (third quarter 2013: CHF 207 million; fourth quarter 2012: CHF 109 million; year ended 31 December 2013: CHF 288 million; year ended 31 December 2012: CHF 112 million). The fourth quarter of 2013 also included a loss of CHF 75 million on the buy-back of debt in a public tender offer (year ended 31 December 2013: CHF 194 million). Further includes net gains/losses from disposals of loans and receivables.

100

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Salaries and variable compensation	2,272	2,166	2,628	5	(14)	9,542	10,182
Contractors	57	48	56	19	2	190	214
Social security	176	183	221	(4)	(20)	792	768
Pension and other post-employment benefit plans[1]	211	243	205	(13)	3	887	18
Wealth Management Americas: Financial advisor compensation[2]	778	774	739	1	5	3,140	2,873
Other personnel expenses	166	153	164	8	1	631	682
Total personnel expenses[3]	3,660	3,567	4,014	3	(9)	15,182	14,737

[1]  2012 included a credit of CHF 116 million related to changes to a retiree medical and life insurance benefit plan in the US and a credit of CHF 730 million related to changes to the Swiss pension plan. Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    [2]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    [3]   Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year ended
CHF million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Occupancy	268	259	277	3	(3)	1,044	1,074
Rent and maintenance of IT and other equipment	117	113	123	4	(5)	458	473
Communication and market data services	145	153	154	(5)	(6)	609	632
Administration	262	130	264	102	(1)	638	636
Marketing and public relations	155	104	165	49	(6)	478	528
Travel and entertainment	136	103	124	32	10	451	450
Professional fees	328	260	278	26	18	1,032	908
Outsourcing of IT and other services	382	331	370	15	3	1,340	1,357
Provisions for litigation, regulatory and similar matters1, [2]	79	586	2,081	(87)	(96)	1,701	2,549
Other	84	88	9	(5)	833	628	47
Total general and administrative expenses[3]	1,956	2,126	3,843	(8)	(49)	8,380	8,653

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the fourth quarter of 2013 included recoveries from third parties of CHF 8 million (third quarter 2013: CHF 3 million, fourth quarter 2012: CHF 4 million) and the year ended 31 December 2013 included CHF 15 million (year ended 31 December 2012: CHF 12 million). A portion (CHF 34 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the fourth quarter of 2013 as presented in “Note 15a Provisions” was recorded as other income rather than as general and administrative expenses. The fourth quarter of 2012 included charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.    2  Refer to “Note 15 Provisions and contingent liabilities” for more information.    3   Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

101

Notes to the interim consolidated financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or for the year ended
	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	917	577	(1,904)	59		3,172	(2,480)

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	917	577	(1,904)	59		3,172	(2,480)
Less: (profit)/loss on UBS equity derivative contracts	(3)	0	(1)		200	0	(1)
Net profit/(loss) attributable to UBS shareholders for diluted EPS	914	577	(1,905)	58		3,172	(2,481)

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,767,988,346	3,768,248,432	3,748,149,482	0	1	3,763,076,788	3,754,112,403
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	83,600,300	82,556,465	258,743	1		81,111,217	126,261
Weighted average shares outstanding for diluted EPS	3,851,588,646	3,850,804,897	3,748,408,225	0	3	3,844,188,005	3,754,238,664

Earnings per share (CHF)
Basic	0.24	0.15	(0.51)	60		0.84	(0.66)
Diluted	0.24	0.15	(0.51)	60		0.83	(0.66)

Shares outstanding
Shares issued	3,842,002,069	3,841,428,598	3,835,250,233	0	0
Treasury shares	73,800,252	74,161,825	87,879,601	0	(16)
Shares outstanding	3,768,201,817	3,767,266,773	3,747,370,632	0	1
Exchangeable shares	246,042	259,742	418,526	(5)	(41)
Shares outstanding for EPS	3,768,447,859	3,767,526,515	3,747,789,158	0	1
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12

Potentially dilutive instruments
Employee share-based compensation awards	117,623,624	121,788,077	233,256,208	(3)	(50)	117,623,624	233,256,208
Other equity derivative contracts	13,670,778	14,498,068	15,456,289	(6)	(12)	16,517,384	15,386,605
SNB warrants[1]			100,000,000		(100)		100,000,000
Total	131,294,402	136,286,145	348,712,497	(4)	(62)	134,141,008	348,642,813

1  These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In the fourth quarter of 2013, these warrants were terminated by the SNB following the full repayment of the loan in the third quarter of 2013.

Note 9 Income taxes

The Group recognized a net income tax benefit of CHF 470 million in the fourth quarter. As a result of the completion of our business planning process, this net income tax benefit included a CHF 589 million increase in deferred tax assets relating primarily to our businesses in the US and Switzerland. In addition, the fourth quarter net income tax benefit included a tax benefit of CHF 5 million from the net decrease in provisions in respect of tax positions that had previously been uncertain. These benefits were partially offset by other current and deferred tax expenses of CHF 124 million relating to taxable profits of subsidiaries and branches.

102

Financial information

Note 10 Trading portfolio

CHF million	31.12.13	30.9.13	31.12.12

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	13,061	14,859	28,737
Corporate bonds and municipal bonds, including bonds issued by financial institutions	16,008	18,552	23,887
Loans	3,033	4,790	6,129
Investment fund units	11,137	10,724	12,895
Asset-backed securities	3,280	3,528	8,556
of which: mortgage-backed securities	1,973	2,054	6,760
Total debt instruments	46,519	52,453	80,205
Equity instruments	51,881	46,761	48,035
Financial assets for unit-linked investment contracts	15,849	15,016	15,230
Financial assets held for trading	114,249	114,231	143,471
Precious metals and other physical commodities	8,599	9,433	17,093
Total trading portfolio assets	122,848	123,664	160,564

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	7,327	8,131	14,741
Corporate bonds and municipal bonds, including bonds issued by financial institutions	3,635	4,103	5,479
Investment fund units	533	409	383
Asset-backed securities	3	3	22
of which: mortgage-backed securities	3	3	22
Total debt instruments	11,498	12,646	20,626
Equity instruments	15,111	14,843	13,621
Total trading portfolio liabilities	26,609	27,489	34,247

Note  11 Financial investments available-for-sale

CHF million	31.12.13	30.9.13	31.12.12

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	39,233	40,959	47,031
Corporate bonds and municipal bonds, including bonds issued by financial institutions	15,324	14,157	10,940
Investment fund units	301	343	375
Asset-backed securities	4,017	6,165	7,313
of which: mortgage-backed securities	4,017	6,165	7,313
Total debt instruments	58,876	61,623	65,659
Shares	637	610	547
Private equity investments	12	15	24
Total equity instruments	649	625	572
Total financial investments available-for-sale	59,525	62,248	66,230

103

Notes to the interim consolidated financial statements

Note 12 Fair value measurement

a) Fair value measurements and classification within the fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.13				30.9.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	79.9	30.1	4.3	114.2	75.9	33.7	4.7	114.2	91.4	46.4	5.7	143.5
of which:
Government bills/bonds	7.9	5.1	0.0	13.1	9.8	5.0	0.0	14.9	22.2	6.4	0.1	28.7
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	13.3	1.7	16.0	1.2	16.1	1.3	18.6	0.8	21.4	1.6	23.9
Loans	0.0	2.0	1.0	3.0	0.0	3.2	1.6	4.8	0.0	4.1	2.0	6.1
Investment fund units	4.8	6.0	0.3	11.1	4.5	6.0	0.3	10.7	2.6	10.2	0.1	12.9
Asset-backed securities	0.0	2.3	1.0	3.3	0.0	2.4	1.2	3.5	3.6	3.4	1.5	8.6
Equity instruments	50.7	1.0	0.2	51.9	45.9	0.6	0.2	46.8	47.6	0.3	0.1	48.0
Financial assets for unit-linked investment contracts	15.4	0.4	0.1	15.8	14.5	0.4	0.1	15.0	14.5	0.4	0.3	15.2

Positive replacement values	3.0	237.4	5.5	245.8	3.1	271.9	7.0	282.0	2.9	408.0	8.1	419.0
of which:
Interest rate contracts	0.0	129.4	1.0	130.4	0.0	157.6	1.0	158.6	0.0	267.3	0.4	267.8
Credit derivative contracts	0.0	15.3	3.0	18.3	0.0	20.2	3.4	23.6	0.0	33.2	3.6	36.9
Foreign exchange contracts	0.5	74.6	0.3	75.3	0.3	73.3	1.0	74.6	0.3	92.7	1.2	94.3
Equity/index contracts	2.2	14.6	1.2	18.1	2.3	16.8	1.6	20.7	2.2	10.9	2.9	15.9
Commodities contracts	0.0	3.5	0.0	3.5	0.0	4.0	0.0	4.0	0.1	3.8	0.0	3.8

Financial assets designated at fair value	0.1	2.9	4.4	7.4	0.1	5.6	5.4	11.1	0.1	4.1	4.9	9.1
of which:
Loans (including structured loans)	0.0	1.4	1.1	2.5	0.0	3.6	1.0	4.5	0.0	1.4	1.4	2.8
Structured reverse repurchase and securities borrowing agreements	0.0	1.1	3.1	4.2	0.0	1.6	4.3	5.9	0.0	2.2	3.3	5.5
Other	0.1	0.5	0.2	0.7	0.1	0.5	0.2	0.7	0.1	0.5	0.2	0.8

Financial investments available-for-sale	39.7	19.0	0.8	59.5	42.4	18.9	0.9	62.2	48.5	16.9	0.7	66.2
of which:
Government bills/bonds	38.0	1.2	0.0	39.2	39.8	1.2	0.0	41.0	46.4	0.6	0.0	47.0
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.6	13.6	0.1	15.3	2.5	11.5	0.1	14.2	2.1	8.8	0.1	10.9
Investment fund units	0.0	0.0	0.2	0.3	0.0	0.0	0.3	0.3	0.0	0.1	0.2	0.4
Asset-backed securities	0.0	4.0	0.0	4.0	0.0	6.2	0.0	6.2	0.0	7.3	0.0	7.3
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.0	0.5	0.6	0.1	0.0	0.4	0.6

Non-financial assets
Investment properties at fair value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Precious metals and other physical commodities	8.6	0.0	0.0	8.6	9.5	0.0	0.0	9.5	17.1	0.0	0.0	17.1

Assets measured at fair value on a non-recurring basis
Other assets [3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.2	0.0	0.0	0.1	0.1
Total assets measured at fair value	131.3	289.4	15.0	435.7	130.9	330.2	18.2	479.3	160.0	475.4	19.6	655.1

104

Financial information

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.12.13				30.9.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	22.5	3.9	0.2	26.6	22.8	4.5	0.2	27.5	28.6	5.4	0.2	34.2
of which:
Government bills/bonds	6.9	0.5	0.0	7.3	7.6	0.5	0.0	8.1	14.1	0.6	0.0	14.7
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	3.2	0.2	3.6	0.3	3.7	0.1	4.1	0.9	4.5	0.1	5.5
Investment fund units	0.4	0.1	0.0	0.5	0.4	0.0	0.0	0.4	0.1	0.2	0.0	0.4
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.0	0.2	0.0	15.1	14.5	0.3	0.0	14.8	13.5	0.1	0.0	13.6

Negative replacement values[4]	3.0	232.5	4.4	240.0	2.1	260.4	5.3	267.8	2.9	385.9	6.5	395.3
of which:
Interest rate contracts	0.0	116.8	0.4	117.2	0.0	139.4	0.5	139.9	0.0	241.1	0.4	241.5
Credit derivative contracts	0.0	15.1	2.0	17.0	0.0	20.0	2.2	22.3	0.0	31.1	3.3	34.4
Foreign exchange contracts	0.5	79.3	0.5	80.3	0.3	79.7	0.9	80.9	0.3	96.8	1.5	98.5
Equity/index contracts	2.3	18.1	1.5	21.9	1.4	17.3	1.7	20.5	2.2	12.9	1.3	16.4
Commodities contracts	0.0	3.2	0.0	3.2	0.0	3.8	0.0	3.8	0.1	3.9	0.0	4.0

Financial liabilities designated at fair value	0.0	57.8	12.1	69.9	1.1	58.2	12.6	72.0	0.0	77.2	14.7	91.9
of which:
Non-structured fixed-rate bonds	0.0	2.4	1.2	3.7	0.0	3.0	0.8	3.8	0.0	4.2	0.8	5.0
Structured debt instruments issued	0.0	48.4	7.9	56.3	1.1	48.2	8.0	57.4	0.0	57.4	10.0	67.4
Structured over-the-counter debt instruments	0.0	6.5	1.8	8.3	0.0	6.8	2.2	9.0	0.0	15.5	2.2	17.7
Structured repurchase agreements	0.0	0.4	1.2	1.6	0.0	0.1	1.6	1.7	0.0	0.0	1.7	1.7
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0	0.2	0.0	0.2

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.2	0.0	16.2	0.0	15.3	0.0	15.3	0.0	15.3	0.0	15.3
Total liabilities measured at fair value	25.5	310.3	16.8	352.6	26.0	338.5	18.1	382.7	31.5	483.8	21.4	536.7

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 September 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. In the second quarter 2013, comparative period figures for bifurcated embedded derivatives were restated. On a restated basis, as of 31 December 2012, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 256 million as of 31 December 2013 (30 September 2013: CHF 343 million, 31 December 2012: CHF 384 million).

All financial and non-financial assets and liabilities measured at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

105

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

b) Valuation adjustments

UBS’s own credit risk in the valuation of financial liabilities designated at fair value

The valuation of fair value option liabilities requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium term notes (MTN) are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2013, 30 September 2013 and 31 December 2012, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Gain/(loss) for the period ended	(94)	(147)	(414)	(283)	(2,202)
Life-to-date gain/(loss)	(577)	(482)	(292)

c) Deferred day-1 profit or loss

For new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying inputs become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.12.13	30.9.13	31.12.12
Balance at the beginning of the period	494	512	434
Profit/(loss) deferred on new transactions	60	71	159
(Profit)/loss recognized in the income statement	(57)	(69)	(103)
Foreign currency translation	(11)	(20)	(16)
Balance at the end of the period	486	494	474

106

Financial information

Note 13 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

Held-for-trading assets reclassified to loans and receivables
CHF billion	31.12.13	30.9.13	31.12.12
Carrying value	1.5	2.5	3.2
Fair value	1.5	2.5	3.1
Pro-forma fair value gain/(loss)	0.0	0.0	(0.1)

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
	31.12.13
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	0.6	0.5	0.5	95
Monoline-protected assets	0.6	0.6	0.6	92
Other assets	0.5	0.4	0.4	84
Total	1.6	1.5	1.5	91

In the fourth quarter of 2013, the total carrying value of the remaining reclassified financial assets decreased by CHF 1.0 billion, primarily due to sales and redemptions of US student loan auction rate securities. The net impact on operating profit before tax from the reclassified assets was a gain of CHF 37 million (see table below). If these financial assets had not been reclassified, the impact on fourth quarter 2013 operating profit before tax would also have been a gain, totaling approximately CHF 76 million.

Contribution of the reclassified assets to the income statement
	For the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Net interest income	17	20	14	74	116
Credit loss (expense)/recovery	(3)	0	15	4	(73)
Other income[1]	24	4	28	53	7
Impact on operating profit before tax	37	24	56	132	49

1  Includes net gains/(losses) on the disposal of reclassified financial assets.

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Note 14 Other assets and liabilities1

CHF million	31.12.13	30.9.13	31.12.12

Other assets
Prime brokerage receivables	11,175	9,261	8,072
Recruitment loans to financial advisors	2,733	2,779	2,967
Other loans to financial advisors	358	389	487
Accrued income	1,364	1,481	1,514
Prepaid expenses	985	1,172	1,170
Net defined benefit pension and post-employment assets	952	1,159	0
Settlement and clearing accounts	466	755	589
VAT and other tax receivables	410	198	214
Properties and other non-current assets held for sale	119	197	137
Other	1,665	1,697	2,094
Total other assets	20,228	19,088	17,244

Other liabilities
Prime brokerage payables	32,543	33,965	35,620
Amounts due under unit-linked investment contracts	16,155	15,349	15,299
Accrued expenses	6,295	5,991	6,626
Net defined benefit pension and post-employment liabilities	1,048	1,167	1,284
Third-party interest in consolidated investment funds	953	923	965
Settlement and clearing accounts	946	1,357	991
Current and deferred tax liabilities	667	674	586
VAT and other tax payables	570	503	606
Deferred income	264	248	291
Other	3,335	3,195	4,254
Total other liabilities	62,777	63,371	66,523

1  In the fourth quarter of 2013, presentational changes were made to this Note. Accrued income and prepaid expenses as well as Accrued expenses and deferred income are no longer presented as separate line items on the balance sheet but under Other assets and Other liabilities respectively, as this is viewed as a more appropriate presentation. In addition, Recruitment loans to financial advisors and Other loans to financial advisors, which were previously disclosed under Accrued income and prepaid expenses, are now presented separately in this Note. Prior periods have been restated. As a result, Other assets as of 30 September 2013 increased by CHF 5,821 million (31 December 2012: CHF 6,138 million) and Other liabilities as of 30 September 2013 increased by CHF 6,239 million (31 December 2012: CHF 6,917 million).

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a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate		Employee benefits	Other	Total provisions
Balance as of 31 December 2012	53	1,432	511	64	178		244	53	2,536
Balance as of 30 September 2013	48	1,736	653	59	155		222	172	3,046
Increase in provisions recognized in the income statement	4	103	94	2	1		10	10	225
Release of provisions recognized in the income statement	(3)	(53)	(31)	0	(2)		(8)	(4)	(101)
Provisions used in conformity with designated purpose	(3)	(143)	(55)	0	(6)		(3)	(1)	(211)
Capitalized reinstatement costs	0	0	0	0	10		0	0	10
Reclassifications	0	0	0	(1)	0		0	28	27
Foreign currency translation/unwind of discount	(1)	(21)	(3)	0	(1)		0	(1)	(25)
Balance as of 31 December 2013	45	1,622	658[3]	61	157	[4]	222	205	2,971

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.     3  Includes personnel related restructuring provisions of CHF 104 million as of 31 December 2013 (30 September 2013: CHF 124 million, 31 December 2012: CHF 243 million) and provisions for onerous lease contracts of CHF 554 million as of 31 December 2013 (30 September 2013: CHF 528 million, 31 December 2012: CHF 267 million).    4  Includes reinstatement costs for leasehold improvements of CHF 95 million as of 31 December 2013 (30 September 2013: 90 million, 31 December 2012: CHF 97 million), provisions for onerous lease contracts of CHF 62 million as of 31 December 2013 (30 September 2013: 65 million, 31 December 2012: CHF 81 million).

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established

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Note 15 Provisions and contingent liabilities (continued)

a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” and “Risk management and control” sections of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
						Corporate Center
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Core Functions	Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2012	130	170	29	7	28	338	732	1,432
Balance as of 30 September 2013	176	162	33	2	13	531	818	1,736
Increase in provisions recognized in the income statement	15	21	45	0	10	0	12	103
Release of provisions recognized in the income statement	(9)	(8)	0	0	0	(34)	(2)	(53)
Provisions used in conformity with designated purpose	(10)	(117)	(3)	0	(1)	(3)	(8)	(143)
Reclassifications	(7)	0	7	0	0	0	0	0
Foreign currency translation/unwind of discount	0	(3)	0	0	0	(5)	(12)	(21)
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622

1  Provisions, if any, for the matters described in (a) item 5 of this Note 15b are recorded in Wealth Management, (b) items 2 and 8 of this Note 15b are recorded in Wealth Management Americas, (c) item 12 of this Note 15b are recorded in the Investment Bank, (d) items 4, 9 and 11 of this Note 15b are recorded in Corporate Center – Core Functions and (e) items 3 and 7 of this Note 15b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions for the matters described in items 1 and 10 of this Note 15b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 6 of this Note 15b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of the proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 31 December 2013. In Germany, several authorities have been conducting investigations against UBS Deutschland AG, UBS AG, and against certain employees of UBS AG concerning certain matters relating to our cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. Settlement discussions have commenced with respect to one of the German investigations.

2. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection

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notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS also has been named in numerous individual civil suits and customer arbitrations, a small number of which were pending as of 31 December 2013. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

Our balance sheet at 31 December 2013 reflected a provision with respect to pending arbitration matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of

RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement announced in April 2013 by a third-party issuer received final approval by the district court in December 2013. The settlement, which is subject to appeal, reduced the original face amount of RMBS at issue in these cases from USD 37 billion to USD 13 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 34 billion to USD 10 billion, as noted above. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

In 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. In September 2013, the US Court of Appeals for the Third Circuit affirmed the district court’s dismissal with prejudice, and in October 2013 the Court of Appeals denied plaintiffs’ petition for en banc review.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table on the next page summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 28 January 2014, and includes purported demands received by UBS in the fourth quarter of 2013

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seeking repurchase of approximately 431 loans with an original principal balance of approximately USD 247 million. Approximately one-third of the 431 loans had previously been put back to UBS by other counterparties and were already included in the table in previous quarters. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 28 January	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	304	237			774
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	128	99		351
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	2	3		8
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	17	515		537
Total	122	205	368	1,084	1,424	618	0	3,822

1  Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand. Of the loan repurchase demands received in the fourth quarter of 2013 noted above, UBS has asserted its indemnification rights against surviving third-party originators in connection with 149 loans with an original principal balance of USD 92 million.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. The case is in discovery. Related litigation brought by Assured Guaranty was resolved in May 2013. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the Trustee Suit for at least the following reasons: (i) we reviewed the origination file and/or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded; or (ii) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “Demands in litigation” category in the table above).

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In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In June 2013 the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee filed an amended complaint in June 2013, which UBS moved to dismiss in July 2013. The motion remains pending.

In December 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of USD 460 million that were securitized by an

RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table below, our balance sheet at 31 December 2013 reflected a provision of USD 807 million with respect to matters described in this item 3. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS has received requests from the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) and the SEC for information relating to its practices in connection with purchases and sales of RMBS and commercial mortgage-backed securities. We are cooperating with the authorities in these matters, which are in an early stage. Numerous other banks reportedly have received similar requests.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2012	658
Balance as of 30 September 2013	803
Increase in provision recognized in the income statement	8
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(5)
Balance as of 31 December 2013	807

4. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In December 2013, the district court granted

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UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed a notice of appeal.

5. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In June 2013, the Second Circuit Court of Appeals rejected the BMIS Trustee’s appeal against that ruling and upheld the District Court’s decision. The BMIS Trustee has sought leave to appeal to the US Supreme Court, which has invited the Solicitor General of the United States to file a brief expressing the views of the United States as to whether review should be granted. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

6. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. UBS Limited and the individuals filed their appeal in May 2013.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In August 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. Provisions were booked in respect of these settlements.

7. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank

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Financial information

Note 15 Provisions and contingent liabilities (continued)

Baden-Württemberg (LBBW), in relation to their respective swaps with KWL. As a result of the KWL CDS transactions and the back-to-back CDS transactions with Depfa and LBBW, UBS and UBS Limited are owed a total amount of approximately USD 319.8 million, plus interest, which remains unpaid. Specifically, under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 137.6 million, plus interest, has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited. The trial is due to start in April 2014.

In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW have continued in Leipzig, and in June 2013 the court in Leipzig ruled in LBBW’s favor. KWL has filed an appeal against that ruling, which will take place in spring 2014. The Leipzig court has also ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW are defending against the claims and have also issued counterclaims. Additionally Depfa added a claim against KWL to the proceedings against it and KWL served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden relating to the same transactions, they were each convicted of embezzlement in December 2013 and given longer sentences. They have indicated that they will appeal.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transactions, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

8. Puerto Rico

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was overturned by the Puerto Rico Court of Appeals in September 2013, and UBS is appealing that decision to the Supreme Court of Puerto Rico. Also, in October 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS PR executives following a hearing that took place in late 2012, finding no violations. The charges had stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in May 2012. Additionally, declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to regulatory inquiries and customer complaints by clients in Puerto Rico who own those securities. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements. UBSFS also has received a request for information regarding sales of Puerto Rico municipal bonds to Massachusetts residents from the Massachusetts Securities Division.

9. LIBOR, foreign exchange, and benchmark rates

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the US Department of Justice (DOJ), the UK Financial Conduct Authority (FCA) (to which

115

Notes to the interim consolidated financial statements

Note 15 Provisions and contingent liabilities (continued)

certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The NPA required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. At the sentencing hearing held in September 2013, the court approved the proposed plea agreement and imposed a USD 100 million fine against UBSSJ, as agreed to by the DOJ and UBSSJ under the plea agreement. Since the sentencing, UBS has paid a fine of USD 400 million to the DOJ, and UBSSJ has paid the USD 100 million fine imposed by the sentencing court. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by the CFTC and other government authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau announced the discontinuation of its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In December 2013, the European Commission (EC) announced a decision adopted in the Commission’s Yen Interest Rate Derivatives (YIRD) investigation, under which UBS has received full immunity from fines for disclosing to the Commission the existence of infringements relating to YIRD.

In June 2013, the MAS announced the results of its investigation of benchmark submissions by twenty banks, including UBS. The investigation related to various benchmark submissions, including the Singapore Interbank Offered Rates and the Swap Offered Rates, and covered the period from 2007 to 2011. The MAS found deficiencies in the governance, risk management, internal controls and surveillance systems for the banks’ benchmark submission processes and directed the banks to correct the deficiencies and set aside additional statutory reserves with MAS at zero interest for one year. The MAS also announced proposed changes to its regulatory framework for financial benchmarks that are designed to enhance the integrity of the process for setting benchmarks.

In December 2013, UBS entered into an enforceable undertaking in relation to an investigation by the Australian Securities and

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Financial information

Note 15 Provisions and contingent liabilities (continued)

Investments Commission (ASIC) into conduct relating to Australian Bank Bill Swap Rate (BBSW) submissions. An independent expert engaged by UBS at ASIC’s request concluded that, to the extent there may have been any impact of such conduct on the market as a whole, it would have been insignificant. The enforceable undertaking requires UBS to ensure that its participation in relation to the setting of Australian interest rate benchmarks upholds the integrity and reliability of those benchmarks and is in accordance with its obligations under the CFTC order. UBS also agreed to make a voluntary contribution of AUD 1 million to fund independent financial literacy projects in Australia. ASIC has the power to investigate, conduct further surveillance or pursue criminal prosecution of UBS or its representatives in relation to any contravention. ASIC acknowledged UBS’s cooperation and the fact that it was the first bank to report this conduct to it. ASIC’s inquiries in relation to the BBSW rate set are ongoing.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York and other jurisdictions against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In March 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. In August 2013, the same court denied the parties’ requests for reconsideration and plaintiffs’ motion for interlocutory appeal and to amend the complaints to include additional antitrust and Commodity

Exchange Act allegations. It granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract. Motions to dismiss these unjust enrichment and breach of contract claims are pending, as is a renewed motion to dismiss by UBS and other defendants that seeks dismissal of further CEA claims. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but in October 2013 the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2013 reflected a provision of an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Foreign exchange-related regulatory matters: Following an initial media report in June 2013 of widespread irregularities in the foreign exchange markets, we immediately commenced an internal review of our foreign exchange business. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, WEKO, the DOJ, the CFTC, and the FCA. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. We have taken and will take appropriate action with respect to certain personnel as a result of our review, which is ongoing.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in federal court against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with the defendants. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have not yet filed responsive pleadings.

10. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all

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Note 15 Provisions and contingent liabilities (continued)

affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2013 reflected a provision with respect to matters described in this item 10 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In November and December 2013, approximately BRL 128 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government in October 2013.

Our balance sheet at 31 December 2013 reflected a provision with respect to matters described in this item 11 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

12. Matters relating to the CDS market

In July 2013 the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We have submitted our response to the Statement of Objections. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. Since May 2013, several putative class action complaints have been filed in the Northern District of Illinois and the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act. The complaints allege that the dealers unlawfully exercised collective control over Markit and other industry organizations to seek to ensure that CDS continued to trade over-the-counter rather than on an exchange platform. Plaintiffs seek unspecified trebled compensatory damages, among other relief. In October 2013, the Judicial Panel on Multidistrict Litigation consolidated all of the pending CDS actions for pretrial purposes in the Southern District of New York.

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Financial information

Note 16 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring, temporary costs that are necessary to effect such programs and include items such as severance and other personnel related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Wealth Management	41	62	17	178	26
Wealth Management Americas	26	13	2	59	(1)
Retail & Corporate	12	15	1	54	3
Global Asset Management	13	12	15	43	20
Investment Bank	89	84	173	210	273
Corporate Center	17	3	51	229	51
of which: Core Functions	(7)	(1)	0	(6)	(8)
of which: Non-core and Legacy Portfolio	24	5	51	235	58
Total net restructuring charges	198	188	258	772	371
of which: personnel expenses	40	34	257	156	358
of which: general and administrative expenses	136	146	1	548	0
of which: depreciation and impairment of property and equipment	22	8	0	68	14
Net restructuring charges by personnel expense category
	For the quarter ended			Year ended
CHF million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Salaries and variable compensation	32	32	312	138	425
Contractors	2	(1)	0	3	0
Social security	1	0	(2)	5	(10)
Pension and other post-employment benefit plans	6	3	(52)	8	(56)
Other personnel expenses	(1)	1	(1)	3	(1)
Total net restructuring charges: personnel expenses	40	34	257	156	358

Note 17 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year ended
	31.12.13	30.9.13	31.12.12	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
1 USD	0.89	0.90	0.92	0.90	0.92	0.92	0.92	0.93
1 EUR	1.23	1.22	1.21	1.23	1.23	1.21	1.23	1.20
1 GBP	1.48	1.46	1.49	1.47	1.44	1.50	1.45	1.49
100 JPY	0.85	0.92	1.05	0.88	0.93	1.07	0.95	1.12

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

119

Notes to the interim consolidated financial statements

120

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

121

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

The supplementary information for UBS AG (Parent Bank) in the fourth quarter 2013 report is comprised of capital information. Audited financial statements for UBS AG (Parent Bank) will be included in UBS’s Annual Report 2013.

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital UBS AG (Parent Bank)

CHF billion	31.12.13	30.9.13
Equity – Swiss federal banking law	35.4	34.6
Net deferred tax assets	4.9	4.7
Adoption of IAS 19R, phase-in approach, pre-tax	4.0	4.1
Equity based compensation plans, pre-tax	2.6	2.7
Net long position of participations in the finance sector	(9.0)	(8.6)
Fair value of the call option to acquire SNB StabFund’s equity	0.0	(2.5)
Treasury shares/deduction for own shares[1]	(2.5)	(2.4)
Goodwill and intangible assets	(0.7)	(0.7)
Other adjustments	(1.2)[2]	0.1
Swiss SRB Basel III common equity tier 1 capital (phase-in)	33.5	32.0
Swiss SRB Basel III total capital (phase-in)	37.1	36.0

1  Consists of: (i) the net long position in own shares held for trading purposes; (ii) own shares held and accruals for share delivery obligations to employees; as well as (iii) accruals for anticipated future grants of shares and other awards to employees.    2  Includes an accrual for the proposed distribution of capital contribution reserves, the charge for the compensation-related increase in high-trigger loss-absorbing capital, the allocation to meet the progressive buffer requirement and other items.

Swiss SRB Basel III available capital versus capital requirements UBS AG (Parent Bank)

				Phase-in
	Requirements			Actual information
	Required ratio (%)		Swiss SRB Basel III capital requirements	Available Swiss SRB Basel III capital				Actual ratio (%)		Capital type
CHF million, except where indicated			31.12.13	31.12.13		30.9.13		31.12.13	30.9.13
Base capital	3.5		8,280	8,280		8,374		3.5	3.5	CET1
Buffer capital	3.6		8,429	25,235	[1]	23,618	[1]	10.7	9.9	CET1
of which: impact of countercyclical buffer	0.1		149
Progressive buffer	1.5		3,549	3,549	[2]	4,035		1.5	1.5
Total	8.6	[3]	20,258	37,063		36,027		15.7	15.1

1  Swiss SRB Basel III CET1 capital exceeding the base capital requirements is allocated to the buffer capital, except for an amount of CHF 780 million which is included in the progressive buffer to meet the progressive buffer requirement.    2  Includes tier 2 capital of CHF 2,769 million; the residual amount of CHF 780 million was allocated from buffer capital to meet the progressive buffer requirement.    3  This includes the effect of the countercyclical buffer requirement.

Swiss SRB Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
	31.12.13	30.9.13
Swiss SRB Basel III tier 1 capital	33,515	31,992
of which: common equity tier 1 capital	33,515	31,992
Swiss SRB Basel III tier 2 capital	3,549	4,035
of which: high-trigger loss-absorbing capital	955	468
of which: low-trigger loss-absorbing capital	4,710	4,808
of which: deductions[1]	(2,116)	(1,240)
Swiss SRB Basel III total capital	37,063	36,027
Swiss SRB Basel III common equity tier 1 capital ratio (%)	14.2	13.4
Swiss SRB Basel III tier 1 capital ratio (%)	14.2	13.4
Swiss SRB Basel III total capital ratio (%)	15.7	15.1
Swiss SRB Basel III risk-weighted assets	236,570	239,254

1  Includes an amount of positive CHF 780 million which was allocated from buffer capital in order to meet the progressive buffer requirement.

122

Financial information

Swiss SRB leverage ratio requirements

				Phase-in
	Requirements			Actual information
	Required Swiss SRB leverage ratio (%)[1]		Swiss SRB leverage ratio capital requirement	Available Swiss SRB Basel III capital				Actual Swiss SRB leverage ratio (%)		Capital type
CHF million, except where indicated			31.12.13	31.12.13		30.9.13		31.12.13	30.9.13
Base capital	0.84		6,869	6,869		7,166		0.84	0.84	CET1
Buffer capital	0.85	[2]	6,993	26,645	[3]	24,826		3.26	2.91	CET1
Progressive buffer	0.36		2,944	3,549	[4,5]	4,035	[4]	0.43	0.47
Total	2.05		16,806	37,063		36,027		4.53	4.22

1  Requirements for base capital (24% of 3.5%), buffer capital (24% of 3.6%) and progressive buffer capital (24% of 1.5%)    2  This includes the effect of the countercyclical buffer requirement.    3  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital, except for an amount of CHF 780 million which is included in the progressive buffer to meet the progressive buffer requirement.    4  During the transition period until end of 2017, high-trigger loss-absorbing capital can be included in the progressive buffer.    5  Includes tier 2 capital of CHF 2,769 million; the residual amount of CHF 780 million was allocated from buffer capital to meet the progressive buffer requirement.

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 4Q13	Average 3Q13
Total on-balance sheet assets[1]	822,493	855,289
Netting of securities financing transactions	(2,131)	(2,660)
Netting of derivative exposures	(174,513)	(196,051)
Current exposure method (CEM-add on) for derivative exposures	92,978	114,232
Off-balance sheet items	89,180	94,931
of which: commitments and guarantees – unconditionally cancellable (10%)	10,837	12,187
of which: commitments and guarantees – other than unconditionally cancellable (100%)	78,344	82,744
Items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	(10,254)	(12,669)
Total adjusted exposure (“leverage ratio denominator”)[2]	817,754	853,072

	As of
	31.12.13	30.9.13
Swiss SRB Basel III common equity tier 1 capital (phase-in)	33,515	31,992
Swiss SRB Basel III tier 2 capital	3,549	4,035
Swiss SRB Basel III total capital	37,063	36,027
Swiss SRB leverage ratio phase-in (formerly referred to as “FINMA Basel III leverage ratio”) (%)	4.53	4.22

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to our “Basel III Pillar 3 First Half 2013 Report” for more information on the regulatory scope of consolidation.    2  Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

123

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from		Year ended
GBP million	31.12.13	30.9.13	31.12.12	3Q13	4Q12	31.12.13	31.12.12
Interest income	66	87	96	(24)	(31)	331	514
Interest expense	(66)	(77)	(97)	(14)	(32)	(324)	(521)
Net interest income	0	11	(2)		(100)	7	(8)
Net fee and commission income	(2)	(2)	(2)	0	0	(8)	(6)
Net trading income	3	(8)	3		0	(2)	13
Other income	50	55	117	(9)	(57)	218	286
Total operating income	51	55	117	(7)	(56)	215	286
Total operating expenses	(45)	(50)	(52)	(10)	(13)	(188)	(201)
Operating profit before tax	5	6	65	(17)	(92)	27	84
Tax expense/(benefit)	1	1	2	0	(50)	5	6
Net profit	4	5	64	(20)	(94)	22	78

Statement of comprehensive income UBS Limited

	For the quarter ended			Year ended
GBP million	31.12.13	30.9.13	31.12.12	31.12.13	31.12.12
Net profit	4	5	64	22	78

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	0	0	(25)	(5)	(20)
Total other comprehensive income that may be reclassified to the income statement	0	0	(25)	(5)	(20)
Total comprehensive income	4	4	40	17	58

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Financial information

Balance sheet UBS Limited

				% change from
GBP million	31.12.13	30.9.13	31.12.12	30.9.13	31.12.12

Assets
Due from banks	5,407	9,621	10,872	(44)	(50)
Cash collateral on securities borrowed and reverse repurchase agreements	21,734	18,688	26,832	16	(19)
Trading portfolio assets	1,021	783	1,131	30	(10)
Positive replacement values	38,208	48,794	85,181	(22)	(55)
Cash collateral receivables on derivative instruments	11,603	11,390	17,709	2	(34)
Loans	820	329	318	149	158
Other assets	4,477	3,963	3,948	13	13
Total assets	83,270	93,568	145,990	(11)	(43)

Liabilities
Due to banks	2,127	3,978	6,195	(47)	(66)
Cash collateral on securities lent and repurchase agreements	21,549	18,411	25,930	17	(17)
Trading portfolio liabilities	543	469	974	16	(44)
Negative replacement values	38,231	48,792	85,181	(22)	(55)
Cash collateral payables on derivative instruments	15,426	17,211	22,946	(10)	(33)
Due to customers	897	691	674	30	33
Other liabilities	1,067	1,090	1,099	(2)	(3)
Total liabilities	79,839	90,642	142,999	(12)	(44)

Equity
Share capital	227	194	194	17	17
Share premium	3,123	2,656	2,656	18	18
Retained earnings	81	77	136	5	(40)
Cumulative net income recognized directly in equity, net of tax	0	0	5		(100)
Total equity	3,431	2,927	2,991	17	15
Total liabilities and equity	83,270	93,568	145,990	(11)	(43)

125

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland).

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2012 of UBS Limited, except for the changes set out in the “Basis of accounting UBS Limited” in the “Financial information” sections of our first and second quarter 2013 reports. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

This interim financial information is not presented in full compliance with IAS 34 Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

Basel 2.5 capital information UBS Limited1

GBP million, except where indicated	31.12.13	30.9.13	31.12.12
Core tier 1 capital	3,410	2,909	2,908
Tier 1 capital	3,410	2,909	2,908
Total capital	3,410	2,910	2,910
Risk-weighted assets	3,924	4,071	3,771
Core tier 1 capital ratio (%)	86.9	71.5	77.1
Tier 1 capital ratio (%)	86.9	71.5	77.1
Total capital ratio (%)	86.9	71.5	77.2

1  Based on the Basel 2.5 framework, in accordance with UK Prudential Regulatory Authority regulations. Basel III-based requirements for UBS Limited will come into effect on 1 January 2014.

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Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
ARS	auction rate securities

B
BIS	Bank for International Settlements
bps	basis points

C
CC	Corporate Center
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DBO	defined benefit obligation
DCCP	deferred contingent capital plan
DVA	debit valuation adjustments

E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EPS	earnings per share
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FTD	first to default swaps
FTP	funds transfer price
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
G-SIB	global systemically important banks

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPS	Investment Products and Services
IRB	internal ratings-based
IRC	incremental risk charge

K
KPI	key performance indicator

L
LAC	loss-absorbing capital
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LTV	loan-to-value

M
MTN	medium term notes

N
NAV	net asset values
NSFR	net stable funding ratio

O
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

P
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RV	replacement values
RWA	risk-weighted assets

S
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SPV	special-purpose vehicle
SRB	systemically relevant banks

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

127

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): the booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): the report discusses our compensation framework and provides information on compensation, including compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): the quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

128

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in Basel III risk-weighted assets (RWA); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital and liquidity requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) possible changes to the legal entity structure or booking model of UBS Group in response to enacted, proposed or future legal and regulatory requirements, including capital requirements, the proposal to require non-US banks to establish intermediate holding companies for their US operations, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

129

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

Date: February 4, 2014